WILLIAMS-SONOMA, INC.

2004 ANNUAL REPORT

Annual Meeting of Shareholders
May 18, 2005

WILLIAMS-SONOMA, INC.

2004 ANNUAL REPORT

Annual Meeting of Shareholders
May 18, 2005

LETTER TO SHAREHOLDERS

WILLIAMS-SONOMA, INC.

2004 ANNUAL REPORT

Shareholders' Letter

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TO OUR SHAREHOLDERS:

Fiscal year 2004 was a year of opportunity, achievement, and financial success. We broke new ground in our emerging brands, reengineered our distribution network to better serve our customers, optimized our supply chain to improve our operational efficiency, and delivered our fourth consecutive year of record financial results. It was also a year highlighted by a number of strategic advancements — all of which point to our strong position in the markets that we serve and our readiness for continued growth.

Our Fiscal Year 2004 Financial Results

Revenues exceeded $3 billion dollars for the first time, increasing 13.9% to $3.14 billion, and we delivered the highest pre-tax operating margin and diluted earnings per share in our history. Our pre-tax operating margin increased 60 basis points to 9.9%, and our diluted earnings per share increased 21.2% to $1.60 — a 21.7% return on shareholders' equity. Our return on assets improved 40 basis points to a record 11.9%, and our cash flow from operating activities increased 45.4% due to strong earnings growth and effective working capital management. Our cash balance increased 45.9% to $239 million, and we financed all of our growth and infrastructure initiatives — in addition to a $79 million share repurchase — through internally generated funds.

We are extremely proud of these financial results and believe they reflect the ongoing strength of our portfolio of brands and the superior business model inherent in our multi-channel strategy.

Our Multi-Channel Growth Drivers

The first highlight of our 2004 operating results was our growth in revenues, increasing 13.9%. This increase was led by exceptional performance in the Pottery Barn brand — delivering its highest annual growth rate in four years, despite a weaker than expected fourth quarter holiday performance.

Retail revenues increased 11.6%, driven by an 11.4% increase in retail leased square footage and a 3.5% increase in comparable store sales. During 2004, we opened 40 net new stores and ended the year with 552 stores in 43 states, Washington D.C. and Canada.

Direct-to-customer revenues increased 17.1%, driven by a 12.1% increase in catalog circulation and strong momentum in our e-commerce channel. During 2004, we mailed over 368 million catalogs, significantly expanded our electronic direct marketing, and continued to enhance the functionality of our e-commerce websites.

Growth Driven by a Portfolio of Brands

In our core brands, revenues increased 12.2%, driven by a 14.7% increase in the Pottery Barn brand, a 5.3% increase in the Williams-Sonoma brand, and a 15.8% increase in the Pottery Barn Kids brand.

In our emerging brands — including PBteen, West Elm, Hold Everything, and Williams-Sonoma Home — revenues increased 38.4%, primarily driven by the strong performance of PBteen and West Elm. Also driving this year-over-year increase was the third quarter launch of our newest catalog concept, Williams-Sonoma Home, and the fourth quarter launch of our newest e-commerce website, holdeverything.com. Although all of the emerging brands are still in the early stages of development, we continue to be optimistic about their long-term growth potential.

Driving Profitability to a New Level

The second highlight of our 2004 operating results was the improvement in our pre-tax operating margin — increasing from 9.3% in 2003 to 9.9% in 2004. This was a key strategic initiative, and our results exceeded our expectations. This increase was driven by several operational improvements — including cost reductions in the areas of direct-to-customer order fulfillment and corporate overhead. As these improvements were driven by fundamental changes in the way we operate our business, we believe the operating and financial disciplines required to sustain these benefits going forward are in place.

Building Infrastructure

The third highlight of our 2004 operating results was the significant progress we made in building our infrastructure to support the growth of our core and emerging brands.

In the information technology area, we made great strides in our five-year strategic plan. To support the long-term scalability of our infrastructure, we outsourced the hosting of our data center and e-commerce websites to IBM. We also continued developing our new direct-to-customer order management and inventory management systems, which we expect to implement in 2006 and 2007.

In distribution operations, we increased our leased square footage by 25%, including expanding our coastal distribution network. In the third quarter, we opened our first east coast distribution center in Cranbury, New Jersey. This facility, even in its early months of operations, provided significant operational efficiencies in our furniture supply chain and we expect to see even greater strategic and operational benefits, including improved delivery times and reduced shipping costs, in 2005 and beyond.

Commitment to Corporate Governance

A final highlight of 2004 was the advancements we made in the area of corporate governance. We have always managed our business with integrity and high ethical standards and our organizational commitment to strong governance and financial discipline has never been greater. Reflective of this commitment was our company-wide dedication to achieving full compliance with the corporate governance and financial reporting standards set forth by Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX"). At the end of 2004, we issued our first report on internal control in compliance with SOX and were able to assess our controls as effective. We are extremely proud of this accomplishment and believe that the overall heightened standard of internal control awareness envisioned by SOX will benefit our company and our investors for years to come.

The Year Ahead

As we enter 2005, we are excited about the opportunities that lie ahead in both our core and emerging brands and remain focused on one single vision — to "Own the Home" through multi-channel retailing. In 2005, we will continue to focus on the three long-term strategic initiatives that have transformed our financial performance over the last several years — driving profitable top-line sales growth; increasing our pre-tax operating margin; and enhancing shareholder value.

To drive top-line sales growth across all of our channels, we will continue to increase retail leased square footage by opening 26 net new stores and expanding 10 existing stores. We will also increase catalog circulation to an estimated 390 million catalogs, expand our electronic direct-marketing programs, enhance our inventory forecasting processes to improve our order fulfillment rates in our direct-to-customer business and enhance our retail customer service by implementing a nationwide daily store replenishment program. In our emerging brands, we will focus on executing initiatives that will build brand awareness and enhance customer access to the brands. Of our 12% to 14% expected growth rate in 2005, we estimate that approximately 2% to 3% will be generated by our initiatives in the emerging brands. These initiatives will include aggressively growing our customer base through catalog prospecting and retail customer information capture, increasing catalog circulation and extending our emerging brand retail roll-out by opening 12 new stores, including our first three stores in the Williams-Sonoma Home brand.

To increase our pre-tax operating margin for the fifth consecutive year, we will continue to drive efficiencies in our supply chain operations and leverage our general overhead expenses. We are committed to disciplined financial management and will continue to maintain tight control of expenses while investing in our future.

To enhance shareholder value, we will continue to adhere to the principles that have successfully guided us in the past — building the authority of our existing brands in the market segments that we serve; continuing to leverage the potential of our multi-channel strategy; and delivering on the commitments we have made to our shareholders.

Since 1956, Williams-Sonoma, Inc. has grown from a single retail store to a multi-channel portfolio of brands. Though each of these brands bring innovative, quality products to our customers, the whole is greater than the sum of its parts. Together, these brands fulfill our vision of "enhancing our customers' lives at home." Whether the customer is shopping in our retail stores, ordering from our catalogs, or purchasing on our e-commerce websites, we are committed to providing a superior customer experience.

In closing, we would like to thank our loyal customers, employees, vendor partners, and shareholders for their continued support. While 2004 was a year of record financial performance, we look forward to building on our successes and delivering even higher levels of performance in 2005.

W. Howard Lester,
Chairman of the Board

Edward A. Mueller,
Chief Executive Officer





This letter contains forward-looking statements. Please see the section titled "Forward-Looking Statements" on Page 1 of our Annual Report on Form 10-K for the fiscal year ended January 30, 2005, which is part of this Annual Report to Shareholders, for important cautionary language regarding these statements.

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FORM 10-K

Form 10-K

WILLIAMS-SONOMA, INC.

2004 ANNUAL REPORT

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 30, 2005.

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission file number 001-14077

WILLIAMS-SONOMA, INC.

(Exact name of registrant as specified in its charter)

California	**94-2203880**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3250 Van Ness Avenue, San Francisco, CA	**94109**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (415) 421-7900

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $.01 par value	New York Stock Exchange, Inc.
(Title of class)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☒ No ☐

As of August 1, 2004, the approximate aggregate market value of the registrant's common stock held by non-affiliates was $3,126,069,000. It is assumed for purposes of this computation that an affiliate includes all persons as of August 1, 2004 listed as executive officers and directors with the Securities and Exchange Commission. This aggregate market value includes all shares held in the registrant's Williams-Sonoma, Inc. Stock Fund.

As of March 27, 2005, 115,426,679 shares of the registrant's Common Stock were outstanding.

Form 10-K

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DOCUMENTS INCORPORATED BY REFERENCE

Portions of our definitive Proxy Statement for the 2005 Annual Meeting of Shareholders, also referred to in this Annual Report on Form 10-K as our Proxy Statement, which will be filed with the Securities and Exchange Commission, or SEC, on or about April 18, 2005, have been incorporated in Part III hereof.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K and the letter to shareholders contained in this annual report contain forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they do not fully materialize or prove incorrect, could cause our business and results of operations to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements include, without limitation, any projections of earnings, revenues or financial items, statements of the plans, strategies and objectives of management for future operations, statements related to the future performance and growth potential of our brands, statements related to improved sourcing and enhanced retail execution in the Williams-Sonoma brand, statements related to our plans to increase retail leased square footage, statements related to increasing our distribution center square footage, statements related to strategic and operational benefits derived from our new east coast distribution center, statements related to increasing and expanding catalog circulation and increasing catalog page counts, statements related to market acceptance of new products and brands, statements related to identification and growth of underserved market segments, statements related to seasonal variations in demand, statements related to adequacy of current facilities, statements related to litigation matters, statements related to payment of dividends, statements related to tax incentives, statements related to introducing new core and seasonal merchandise assortments, statements related to enhancing product quality, statements related to reducing our customer backorders, improving our in-stock positions in key furniture programs and improving our order fulfillment rates, statements related to implementing new merchandising and inventory and order management systems, new merchandising programs, new store replenishment programs, new marketing initiatives and expanding on-line and electronic direct marketing initiatives, statements related to making investments in our emerging brands, statements related to our plans to open new retail stores, statements related to launching new websites, statements related to future comparable store sales, statements related to our fiscal 2005 income tax provision and effective tax rate, statements related to the use of our available cash, statements related to our projected capital expenditures, statements related to the timing of the replenishment of our inventory levels, statements related to our stock repurchase program, statements related to the impact of new accounting pronouncements, statements related to indemnifications under our agreements, statements related to legal proceedings and statements of belief and statements of assumptions underlying any of the foregoing. You can identify these and other forward-looking statements by the use of words such as "will," "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "potential," "continue," or the negative of such terms, or other comparable terminology.

The risks, uncertainties and assumptions referred to above that could cause our results to differ materially from the results expressed or implied by such forward-looking statements include, but are not limited to, those discussed under the heading "Risk Factors" in Item 7 hereto and the risks, uncertainties and assumptions discussed from time to time in our other public filings and public announcements. All forward-looking statements included in this document are based on information available to us as of the date hereof, and we assume no obligation to update these forward-looking statements.

WILLIAMS-SONOMA, INC.
ANNUAL REPORT ON FORM 10-K
FISCAL YEAR ENDED JANUARY 30, 2005

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

OVERVIEW

We are a specialty retailer of products for the home. The retail segment of our business sells our products through our five retail store concepts (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, Hold Everything and West Elm). The direct-to-customer segment of our business sells similar products through our eight direct-mail catalogs (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, Pottery Barn Bed + Bath, PBteen, Hold Everything, West Elm and Williams-Sonoma Home) and six e-commerce websites (williams-sonoma.com, potterybarn.com, potterybarnkids.com, pbteen.com, westelm.com and holdeverything.com). Based on net revenues in fiscal 2004, retail net revenues accounted for 57.7% of our business and direct-to-customer net revenues accounted for 42.3% of our business. Based on their contribution to our net revenues in fiscal 2004, the core brands in both retail and direct-to-customer are: Pottery Barn, which sells contemporary tableware and home furnishings; Williams-Sonoma, which sells cookware essentials; and Pottery Barn Kids, which sells stylish children's furnishings.

We were founded in 1956 by Charles E. Williams, currently a Director Emeritus, with the opening of our first store in Sonoma, California. Today, the Williams-Sonoma stores offer a wide selection of culinary and serving equipment, including cookware, cookbooks, cutlery, informal dinnerware, glassware, table linens, specialty foods and cooking ingredients. Our direct-to-customer business began in 1972 when we introduced our flagship catalog, "A Catalog for Cooks," which marketed the Williams-Sonoma brand.

In 1983, we internally developed the Hold Everything catalog to offer innovative solutions for household storage needs by providing efficient organization solutions for every room in the house. The first Hold Everything store opened in 1985.

In 1986, we acquired Pottery Barn, a retailer and direct-to-customer merchandiser featuring a large assortment of items in casual home furnishings, flatware and table accessories that we design internally and source from around the world, to create a dynamic look in the home.

In 1989, we developed Chambers, a mail order merchandiser of high quality linens, towels, robes, soaps and accessories for the bed and bath.

In 1999, we launched both our Williams-Sonoma wedding and gift registry e-commerce website and our Williams-Sonoma e-commerce website. In addition, we launched the Pottery Barn Kids catalog, which offers stylish children's furnishings.

In 2000, we opened our first Pottery Barn Kids stores across the U.S. In addition, we introduced our Pottery Barn e-commerce website and created Pottery Barn Bed + Bath, a catalog dedicated to bed and bath products.

In 2001, we launched our Pottery Barn Kids e-commerce website, Pottery Barn gift and bridal registry, and Pottery Barn Kids gift registry. Additionally, in 2001, we opened five new retail stores (two Williams-Sonoma, two Pottery Barn and one Pottery Barn Kids) in Toronto, Canada, our first stores operated by us outside of the U.S.

In 2002, we launched our West Elm catalog. The brand targets young, design conscious consumers looking to furnish and accessorize their apartments, lofts or first homes with quality products at accessible price points. West Elm product categories include furniture, decorative accessories, tabletop items and an extensive textile collection.

In 2003, we launched our West Elm e-commerce website, opened our first West Elm retail store and launched our newest extension of the Pottery Barn brand, PBteen, with the introduction of the PBteen catalog. PBteen offers exclusive collections of home furnishings and decorative accessories that are specifically designed to reflect the personalities of the teenage market. In late 2003, we launched our PBteen e-commerce website.

In 2004, the Chambers brand was retired as a result of the launch of Williams-Sonoma Home, our newest brand. This new premium brand, offering classic home furnishings and decorative accessories, extends the Williams-Sonoma lifestyle beyond the kitchen into every room of the home.

In addition, in 2004, we launched our first Hold Everything e-commerce website, opened three new prototype stores, transitioned the merchandise assortment and improved the visual presentation of both the retail stores and the catalog.

RETAIL STORES

The retail segment has five merchandising concepts (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, Hold Everything and West Elm). As of January 30, 2005, we operated 552 retail stores, located in 43 states, Washington, D.C. and Canada. This represents 254 Williams-Sonoma, 183 Pottery Barn, 87 Pottery Barn Kids, 9 Hold Everything, 4 West Elm, and 15 Outlet stores (our Outlet stores carry merchandise from all merchandising concepts).

In fiscal 2005, we expect to increase retail leased square footage by approximately 8% to 9%, including 28 new stores (8 in Pottery Barn, 7 in West Elm, 5 in Williams-Sonoma, 3 in Pottery Barn Kids, 3 in Williams-Sonoma Home and 2 in Hold Everything) and 10 remodeled stores (7 in Williams-Sonoma, 2 in Pottery Barn and 1 Outlet store) offset by the anticipated permanent closure of 2 Williams-Sonoma stores. The average leased square footage for new and expanded stores in fiscal 2005 will be approximately 16,300 leased square feet for West Elm, 13,900 leased square feet for Williams-Sonoma Home, 11,400 leased square feet for Pottery Barn, 9,000 leased square feet for Hold Everything, 7,300 leased square feet for Pottery Barn Kids and 6,500 leased square feet for Williams-Sonoma. Detailed financial information about the retail segment is found in Note M to our Consolidated Financial Statements.

DIRECT-TO-CUSTOMER OPERATIONS

The direct-to-customer segment has seven merchandising concepts (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, PBteen, Hold Everything, West Elm and Williams-Sonoma Home) and sells products through our eight direct-mail catalogs (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, Pottery Barn Bed + Bath, PBteen, Hold Everything, West Elm and Williams-Sonoma Home) and six e-commerce websites (williams-sonoma.com, potterybarn.com, potterybarnkids.com, pbteen.com, westelm.com and holdeverything.com). Of these seven merchandising concepts, the Pottery Barn brand and its extensions have been the major source of sales growth in the direct-to-customer segment for the last several years. We believe that the success of the Pottery Barn brand and its extensions reflect our continuing investment in product design, product quality and multi-channel marketing.

The direct-to-customer channel over the past several years has been strengthened by the continued success of the Pottery Barn Kids brand, the introduction of e-commerce websites in all of our core brands and the launching of our newest brands, West Elm, PBteen and Williams-Sonoma Home. Although the amount of e-commerce sales that are incremental to our direct-to-customer channel cannot be identified precisely, we estimate that approximately 40% of our company-wide non-gift registry Internet sales are incremental to the direct-to-customer channel and approximately 60% are catalog-driven sales.

We send our catalogs to addresses from our proprietary customer list, as well as to names from lists from other mail order merchandisers, magazines and companies that we receive in exchange for either payment or new addresses, consistent with our published privacy policies. In accordance with prevailing industry practice, we rent our list to select merchandisers. Our customer list is continually updated to include new prospects and to eliminate non-responders.

The direct-to-customer business complements the retail business by building brand awareness and acting as an effective advertising vehicle. In addition, we believe that the mail order catalogs and the Internet act as a cost efficient means of testing market acceptance of new products and new brands. Detailed financial information about the direct-to-customer segment is found in Note M to our Consolidated Financial Statements.

SUPPLIERS

We purchase our merchandise from numerous foreign and domestic manufacturers and importers, the largest of which individually accounted for approximately 2.5% of purchases during fiscal 2004. Approximately 62% of our merchandise purchases in fiscal 2004 were foreign-sourced from manufacturers in 38 countries, primarily from Asia and Europe. Substantially all of our foreign purchases of merchandise are negotiated and paid for in U.S. dollars.

COMPETITION AND SEASONALITY

The specialty retail business is highly competitive. Our specialty retail stores, mail order catalogs and e-commerce websites compete with other retail stores, including large department stores, discount stores, other specialty retailers offering home centered assortments, other mail order catalogs and other e-commerce websites. The substantial sales growth in the direct-to-customer industry within the last decade has encouraged the entry of many new competitors and an increase in competition from established companies. We compete on the basis of our brand authority, the quality of our merchandise, service to our customers and our proprietary customer list, as well as location and appearance of our stores. We believe that we compare favorably with many of our current competitors with respect to some or all of these factors.

Our business is subject to substantial seasonal variations in demand. Historically, a significant portion of our revenues and net earnings have been realized during the period from October through December, and levels of net revenues and net earnings have generally been lower during the period from January through September. We believe this is the general pattern associated with the direct-to-customer and retail industries. In anticipation of our peak season, we hire a substantial number of additional employees in our retail stores and direct-to-customer processing and distribution areas, and incur significant fixed catalog production and mailing costs.

PATENTS, TRADEMARKS, COPYRIGHTS AND DOMAIN NAMES

We own and/or have applied to register over 150 trademarks and service marks. We own and/or have applied to register our marks in the U.S., Canada and in approximately 20 additional jurisdictions. Exclusive rights to the trademarks and service marks are held by Williams-Sonoma, Inc. and are used by our subsidiaries under license. These marks include brand names for products as well as house marks for our subsidiaries and their signature publications and websites. The house marks in particular, including "Williams-Sonoma," the Williams-Sonoma Grande Cuisine logo, "Pottery Barn," "hold everything," "pottery barn kids," "PBteen," "west elm" and "Williams-Sonoma Home" are of material importance to us. Trademarks are generally valid as long as they are in use and/or their registrations are properly maintained, and they have not been found to have become generic. Trademark registrations can generally be renewed indefinitely so long as the marks are in use. We own numerous copyrights and trade dress rights for our products, product packaging, catalogs, books, house publications and website designs, among other things, which are also used by our subsidiaries under license. We hold patents on certain product functions and product designs. Patents are generally valid for 20 years as long as their registrations are properly maintained. In addition, we have registered and maintain numerous Internet domain names, including "wsweddings.com," "williams-sonoma.com," "potterybarn.com," "potterybarnkids.com," "pbteen.com," "westelm.com," "holdeverything.com," "williamssonomahome.com," and "williams-sonomainc.com." Collectively, the copyrights, trade dress rights, patents and domain names that we hold are of material importance to us.

EMPLOYEES

As of January 30, 2005, we had approximately 36,000 employees, approximately 7,200 of whom were full-time employees. During the fiscal 2004 peak season, we hired approximately 16,400 temporary employees in our stores and in our direct-to-customer processing and distribution centers.

AVAILABLE INFORMATION

We file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy and information statements and amendments to reports filed or furnished pursuant to Sections 13(a), 14 and 15(d) of the Securities Exchange Act of 1934, as amended. The public may read and copy these materials at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding Williams-Sonoma, Inc. and other companies that file materials with the SEC electronically. You may also obtain copies of our annual reports, Forms 10-K, Forms 10-Q and Forms 8-K, free of charge, on our website at www.williams-sonomainc.com.

ITEM 2. PROPERTIES

Our gross leased store space, as of January 30, 2005, totaled approximately 4,637,000 square feet for 552 stores compared to approximately 4,163,000 square feet for 512 stores, as of February 1, 2004. All of the existing stores are leased by us with original terms ranging generally from 5 to 22 years. Certain leases contain renewal options for periods of up to 20 years. The rental payment requirements in our store leases are typically structured as either minimum rent, minimum rent plus additional rent based on a percentage of store sales if a specified store sales threshold is exceeded, or rent based on a percentage of store sales if a specified store sales threshold or contractual obligations of the landlord have not been met. See Notes A and E to our Consolidated Financial Statements for more information.

We lease distribution facility space in the following locations:

Location	Square Footage (Approximate)
Olive Branch, Mississippi	2,885,000 square feet
Memphis, Tennessee	1,523,000 square feet
Cranbury, New Jersey	781,000 square feet

One of our Olive Branch, Mississippi distribution center agreements contains an option to lease an additional 333,000 square feet of distribution space. As of January 30, 2005, we had not exercised our rights under this option, however, we expect to exercise this option during fiscal 2005.

Two of our distribution facilities in Memphis, Tennessee are leased from two partnerships whose partners include a Director and a Director Emeritus, both of whom are significant shareholders. Both partnerships were consolidated by us as of February 1, 2004. See Note F to our Consolidated Financial Statements for more information.

On August 18, 2004, we entered into an agreement to lease a 500,000 square foot distribution facility located in Memphis, Tennessee.

Our Cranbury, New Jersey distribution center agreement requires us to lease an additional 219,000 square feet of the facility in the event the current tenant vacates the premises.

In addition, we contract with a third party who provides furniture delivery and storage services in a 662,000 square foot distribution facility in Ontario, California. This distribution square footage is not included in the table above.

We lease call center space in the following locations:

Location	Square Footage (Approximate)
Las Vegas, Nevada	36,000 square feet
Oklahoma City, Oklahoma	36,000 square feet
Camp Hill, Pennsylvania	38,000 square feet

Our corporate facilities are located in San Francisco, California. Our primary headquarters, consisting of 122,000 square feet, was purchased in 1993. In February 2000, we purchased a 204,000 square foot facility in San Francisco, California for the purpose of consolidating certain headquarters staff and to provide for future growth. We believe that our facilities are adequate for our current needs and that suitable additional or substitute space will be available in the future to replace our existing facilities, if necessary, or to accommodate expansion of our operations.

We also lease office space, design/photo studio and warehouse space, and data center space in the following locations:

Location	Square Footage (Approximate)
Brisbane, California	194,000 square feet
San Francisco, California	131,000 square feet
New York City, New York	52,000 square feet
Rocklin, California	14,000 square feet

As of January 30, 2005, we entered into an agreement to lease an additional 88,000 square feet of warehouse space in Brisbane, California, which we occupied in February 2005. In addition, we entered into an agreement to lease a 52,000 square foot facility in New York City, which replaces our currently occupied New York facility. We expect to occupy this new facility in May 2005. Although these facilities were not occupied by us as of year-end, we have included them within the table above.

ITEM 3. LEGAL PROCEEDINGS

On September 24, 2004, a purported class action lawsuit entitled Alvarez, et al. v. Williams-Sonoma, Inc., et al. was filed in the Superior Court of California, San Francisco County. The potential class consists of current and former store managers and assistant store managers in California Williams-Sonoma brand stores. The lawsuit alleges that the employees were improperly classified under California's wage and hour and unfair business practice laws and seeks damages, penalties under California's wage and hour laws, restitution and attorneys' fees and costs. We are vigorously investigating and defending this litigation. Because the case is in the very early stages, the financial impact to us cannot yet be predicted.

In addition, we are involved in other lawsuits, claims and proceedings incident to the ordinary course of our business. These disputes, which are not currently material, are increasing in number as our business expands and our company grows larger. Litigation is inherently unpredictable. Any claims against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time and result in the diversion of significant operational resources. The results of these lawsuits, claims and proceedings cannot be predicted with certainty. However, we believe that the ultimate resolution of these current matters will not have a material adverse effect on our consolidated financial statements taken as a whole.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of security holders during the fourth quarter of fiscal 2004.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

MARKET INFORMATION

Our common stock is traded on the New York Stock Exchange, or the NYSE, under the symbol WSM. The following table sets forth the high and low closing prices of our common stock on the NYSE for the periods indicated.

Fiscal 2004	High	Low
1st Quarter	$34.56	$30.68
2nd Quarter	$32.96	$28.79
3rd Quarter	$38.33	$29.46
4th Quarter	$41.21	$33.55
Fiscal 2003	**High**	**Low**
1st Quarter	$26.38	$20.37
2nd Quarter	$30.68	$25.71
3rd Quarter	$35.33	$26.93
4th Quarter	$37.15	$31.75

The closing sales price of our common stock on the NYSE on March 22, 2005 was $36.59. See Quarterly Financial Information on page 59 of this Annual Report on Form 10-K for the quarter-end closing sales price of our common stock for each quarter above.

SHAREHOLDERS

The number of shareholders of record of our common stock as of March 22, 2005 was approximately 516. This number excludes shareholders whose stock is held in nominee or street name by brokers.

DIVIDEND POLICY

We have never declared or paid a cash dividend on our common stock.

Additional information required by Item 5 is contained in Notes H and I to the Consolidated Financial Statements in this Annual Report on Form 10-K.

EQUITY COMPENSATION PLAN INFORMATION

The information required by this Item regarding equity compensation plans is incorporated by reference to the information set forth in Item 12 of this Annual Report on Form 10-K.

STOCK REPURCHASE PROGRAM

In May 2004, the Board of Directors authorized a stock repurchase program to acquire up to 2,500,000 shares of our outstanding common stock. During fiscal 2004, we repurchased and retired 2,057,700 shares of our common stock under this program, in addition to 215,000 shares under our previously authorized stock repurchase program, at a total cost of approximately $79,320,000, a weighted average cost of $34.90 per share. As of year-end, the remaining authorized number of shares eligible for repurchase was 442,300 shares. Stock repurchases under this program may be made through open market and privately negotiated transactions at times and in such amounts as management deems appropriate. The timing and actual number of shares repurchased will depend on a variety of factors including price, corporate and regulatory requirements and other market conditions. The stock repurchase program does not have an expiration date and may be limited or terminated at any time without prior notice. The following table summarizes our repurchases of shares of our common stock during the fourth quarter of fiscal 2004:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of a Publicly Announced Repurchase Plan	Maximum Number of Shares that May Yet be Purchased Under the Plan
November 1, 2004 - November 28, 2004	—	—	—	—
November 29, 2004 - December 26, 2004	1,344,500	$36.49	1,344,500	900,000
December 27, 2004 - January 30, 2005	457,700	$33.88	457,700	442,300
Total	1,802,200	$35.83	1,802,200	442,300

Form 10-K

ITEM 6. SELECTED FINANCIAL DATA

Five-Year Selected Financial Data

Dollars and amounts in thousands, except percentages, per share amounts and retail stores data	Jan. 30, 2005	Feb. 1, 2004	Feb. 2, 2003	Feb. 3, 2002[1]	Jan. 28, 2001
Results of Operations					
Net revenues	$3,136,931	$2,754,368	$2,360,830	$2,086,662	$1,829,483
Net revenues growth	13.9%	16.7%	13.1%	14.1%	25.3%
Gross margin	$1,271,145	$1,110,577	$ 951,601	$ 793,989	$ 693,628
Earnings before income taxes	$ 310,205	$ 255,638	$ 202,282	$ 122,106	$ 92,329
Net earnings	$ 191,234	$ 157,211	$ 124,403	$ 75,096	$ 56,782
Basic net earnings per share[2]	$ 1.65	$ 1.36	$ 1.08	$ 0.67	$ 0.51
Diluted net earnings per share[2]	$ 1.60	$ 1.32	$ 1.04	$ 0.65	$ 0.49
Gross margin as a percent of net revenues	40.5%	40.3%	40.3%	38.1%	37.9%
Pre-tax operating margin as a percent of net revenues[3]	9.9%	9.3%	8.6%	5.9%	5.0%
Financial Position					
Working capital	$ 351,608	$ 245,005	$ 200,556	$ 120,060	$ 81,623
Long-term debt and other long-term obligations	$ 32,476	$ 38,358	$ 23,217	$ 29,307	$ 28,267
Total assets	$1,745,545	$1,470,735	$1,264,455	$ 994,903	$ 891,928
Return on assets	11.9%	11.5%	11.0%	8.3%	7.5%
Shareholders' equity	$ 957,662	$ 804,591	$ 643,978	$ 532,531	$ 427,458
Shareholders' equity per share (book value)[2]	$ 8.30	$ 6.95	$ 5.63	$ 4.65	$ 3.83
Return on equity	21.7%	21.7%	21.1%	15.6%	14.0%
Debt-to-equity ratio	4.4%	4.6%	4.0%	6.0%	8.3%
Retail Sales					
Retail sales growth	11.6%	14.0%	15.2%	18.3%	19.6%
Retail sales as a percent of net sales	61.4%	62.6%	64.0%	62.6%	60.3%
Comparable store sales growth	3.5%	4.0%	2.7%	1.7%	5.5%
Store count					
Williams-Sonoma:	254	237	236	214	200
Grande Cuisine	*238*	*215*	*204*	*176*	*155*
Classic	*16*	*22*	*32*	*38*	*45*
Pottery Barn:	183	174	159	145	136
Design Studio	*181*	*168*	*153*	*137*	*124*
Classic	*2*	*6*	*6*	*8*	*12*
Pottery Barn Kids	87	78	56	27	8
Hold Everything	9	8	13	15	26
West Elm	4	1	—	—	—
Outlets	15	14	14	14	12
Number of stores at year-end	552	512	478	415	382
Store selling area at fiscal year-end (sq. ft.)	2,911,000	2,624,000	2,356,000	2,012,000	1,764,000
Store leased area at fiscal year-end (sq. ft.)	4,637,000	4,163,000	3,725,000	3,179,000	2,753,000
Direct-to-Customer Sales					
Direct-to-customer sales growth	17.5%	21.1%	8.5%	7.4%	33.1%
Direct-to-customer sales as a percent of net sales	38.6%	37.4%	36.0%	37.4%	39.7%
Catalogs circulated during the year	368,210	328,355	279,724	245,224	233,199
Percent growth in number of catalogs circulated	12.1%	17.4%	14.1%	5.2%	21.0%
Percent growth in number of pages circulated	19.5%	16.8%	16.1%	1.4%	37.7%

[1] *The fiscal year ended February 3, 2002 included 53 weeks.*
[2] *Per share amounts have been restated to reflect the 2-for-1 stock split in May 2002.*
[3] *Pre-tax operating margin is defined as earnings before income taxes.*

The information set forth above is not necessarily indicative of future operations and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto in this Annual Report on Form 10-K.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

In fiscal 2004, our diluted earnings per share increased by 21.2% to $1.60 and our net revenues increased 13.9% to $3.137 billion from $2.754 billion in fiscal 2003. The net revenues increase was primarily driven by increases in the Pottery Barn, Pottery Barn Kids, PBteen and Williams-Sonoma concepts. Increasing our revenues was a key strategic initiative for us in 2004 and we are pleased to have been able to deliver these results, despite a significantly weaker than expected consumer response to the holiday merchandising strategies in the Pottery Barn brand in the fourth quarter.

In our retail channel, net revenues increased 11.6% during fiscal 2004 versus fiscal 2003. This increase was primarily driven by a year-over-year increase in retail leased square footage of 11.4%, including 40 net new stores, and a comparable store sales increase of 3.5%. Net sales generated in the Pottery Barn, Williams-Sonoma, and Pottery Barn Kids brands were the primary contributors to the year-over-year sales increase, partially offset by the transitional impact of our Hold Everything brand realignment strategy. We achieved positive comparable store sales growth in each of our core brands in fiscal 2004.

In our direct-to-customer channel, net revenues increased 17.1% during fiscal 2004 versus fiscal 2003. This year-over-year increase was primarily driven by net sales generated in the Pottery Barn, PBteen, Pottery Barn Kids and West Elm brands resulting from increased catalog and page count circulation and the continued success of our e-commerce initiatives, as well as incremental net sales generated by the November launch of the Hold Everything e-commerce website. All of the brands in the direct-to-customer channel delivered positive growth during the fiscal year with the exception of the Chambers brand, which was retired in the second quarter of 2004 in anticipation of the launch of the Williams-Sonoma Home brand in the third quarter of 2004.

In our core brands, net sales increased 12.2% in 2004, primarily driven by net sales increases in both the Pottery Barn and Pottery Barn Kids brands and a mid-single digit net sales increase in the Williams-Sonoma brand.

In our emerging brands, including PBteen, West Elm, Hold Everything, and Williams-Sonoma Home, net sales increased 38.0%, primarily driven by strong performance in the PBteen and West Elm brands.

Net sales in 2004 in the PBteen brand increased 97.8% primarily driven by incremental sales from the e-commerce website that was launched in October 2003 and a 55% increase in catalog circulation. Although we continue to believe that it is too early to predict the ultimate growth potential of PBteen, the strong consumer response to this brand leads us to believe that we have identified another underserved market segment in the home, similar to Pottery Barn Kids, that could provide a significant long-term growth opportunity for the future.

Net sales in the West Elm brand increased 75.9% primarily driven by significant growth in the e-commerce channel and an extremely successful retail launch. In late 2004, we opened three new prototype stores in the West Elm brand, all of which currently rank in the top volume producing stores in the Company.

Net sales in 2004 in the Hold Everything brand increased 2.5%. Within the brand, 2004 was a year of significant transition in both the merchandising strategy and the lifestyle positioning of the brand. During 2004, we added significant management resources and infrastructure to support the future growth of the brand. In the direct-to-customer channel, we increased catalog prospecting to revitalize the customer database and launched the first Hold Everything e-commerce website in November. We also opened three new prototype stores in November. Although the overall growth in the Hold Everything brand met our expectations in 2004, its growth potential was limited by the breadth of the current merchandise assortment. We are currently in the process of developing substantially expanded assortments for 2005 and 2006.

Our newest brand, Williams-Sonoma Home, was launched in the third quarter of 2004. On a circulation of over 10 million catalogs, net sales in the brand were in line with the low end of our expectations. What we found especially encouraging about the initial consumer response to the overall merchandise assortment was the stronger than expected demand for custom upholstered furniture, which we believe speaks to the long-term competitive advantage that we can create in this brand by leveraging the strength of our supply chain organization.

During fiscal 2004, we also continued to improve our pre-tax operating margin, increasing from 9.3% in 2003 to 9.9% in 2004. This increase in the pre-tax operating margin was the result of several successful operational initiatives, including:

- A reduction in shipping costs as a percentage of net revenues driven by the ongoing consolidation of freight providers, the in-sourcing of line-haul management in the furniture delivery network, and the strategic positioning of our coastal distribution centers in the proximity of our customer-base;
- A reduction in telecommunication expenses driven by the renegotiation of our company-wide vendor agreements; and
- A reduction in corporate overhead expenses as a percentage of net revenues due to strong expense management initiatives, primarily in employment and employment-related expenses.

During 2004, we made progress in building our infrastructure to support the growth of our core and emerging brands. In the information technology area, we entered into two strategic vendor partnerships with IBM: one to host and manage our data center and one to host our e-commerce websites. These agreements were entered into in order to more cost-effectively manage our information technology infrastructure, while at the same time, enhancing the functionality of our e-commerce websites. We also continued to invest in our new direct-to-customer order management and inventory management systems, which are currently in beta testing in our Hold Everything brand. These multi-phase, multi-year technology initiatives are at the heart of our long-term efforts to drive increased sales and reduced costs through productivity and operational efficiency.

In the area of inventory management and distribution operations, we increased our distribution center leased square footage, in part by opening our first east coast distribution center in Cranbury, New Jersey. We also made progress on our "weeks of supply" inventory management initiative, which resulted in a reduction in the base levels of our inventory due to more efficiently flowing merchandise through the supply chain. The sustainable benefit of this initiative, however, will not be realized until we implement our new merchandising systems in 2006.

As we enter 2005, we will continue to focus on our three long-term strategic initiatives: driving profitable top-line sales growth; increasing pre-tax operating margin; and enhancing shareholder value.

To drive profitable top-line sales growth, we expect to add 26 net new retail locations, increase catalog circulation, expand customer contacts through electronic direct marketing, and intensify the marketing support behind our bridal and gift registry businesses. In our emerging brands, we plan to focus on executing initiatives that we believe will build brand awareness and enhance customer access to the brands. In PBteen in 2005, we plan to increase catalog circulation and expand our successful on-line marketing initiatives. We also plan to drive aggressive name capture programs to expand our teen affinity database. In West Elm, we plan to increase catalog circulation and open seven new retail stores. We continue to believe that West Elm has the potential to be our largest brand, if we can successfully evolve the merchandising strategy, broaden the overall consumer appeal, and capture the mind share of the large consumer segment that West Elm targets. In Williams-Sonoma Home in 2005, we plan to increase catalog circulation, add catalog ordering functionality to the current e-catalog website, and open three new prototype stores in the third quarter. We believe that the retail launch in Williams-Sonoma Home is strategic to expanding the multi-channel reach of the brand due to the customer's desire to interact with the product and fully experience the design authority of the brand. In Hold Everything, we plan to significantly refine our catalog circulation strategy, expand our on-line marketing initiatives, and open two additional prototype stores. We also plan to introduce new merchandise assortments throughout the year that will reflect the lifestyle transition of the brand, including a significantly enhanced assortment in furniture, casual upholstery, textiles, lighting, and tabletop.

To increase our pre-tax operating margin, we expect to implement operational disciplines throughout the supply chain to reduce returns, replacements and damages, particularly in furniture; improve our furniture sourcing and inventory management disciplines by implementing a long-term capacity and production planning process with key strategic vendors; and in-source the management of a primary furniture hub to develop a new "gold standard" for customer service and to improve the overall operational efficiency of the furniture supply chain process. Additionally, we plan to test on a national basis a new store replenishment program. During 2005, we will begin replenishing our retail store inventories on a daily basis with UPS providing the transportation services. The long-term benefits of this new replenishment program are to improve customer service by reducing out of stocks in the stores, to reduce inventories in the back rooms of our stores and in local off-site storage locations, and to reduce inventory damages and shrinkage due to less handling of the merchandise. In the short-term, however, we expect to incur additional costs to implement this test, which we estimate at approximately $0.01 per share in 2005.

To enhance shareholder value, we remain committed to delivering against all three of our key strategies including reaching three new financial milestones: surpassing $3.5 billion in revenues, achieving a 10.0% pre-tax operating margin, and delivering the highest diluted earnings per share in the history of the Company.

Results of Operations

NET REVENUES

Net revenues consist of retail sales, direct-to-customer sales and shipping fees. Retail sales include sales of merchandise to customers at our retail stores, direct-to-customer sales include sales of merchandise to customers through our catalogs and the Internet, and shipping fees consist of revenue received from customers for delivery of merchandise.

The following table summarizes our net revenues for the 52 weeks ended January 30, 2005 ("fiscal 2004"), February 1, 2004 ("fiscal 2003") and February 2, 2003 ("fiscal 2002").

Dollars in thousands	Fiscal 2004	% Total	Fiscal 2003	% Total	Fiscal 2002	% Total
Retail sales	$1,802,523	57.4%	$1,614,861	58.6%	$1,416,585	60.0%
Direct-to-customer sales	1,135,079	36.2%	966,423	35.1%	798,195	33.8%
Shipping fees	199,329	6.4%	173,084	6.3%	146,050	6.2%
Net revenues	$3,136,931	100.0%	$2,754,368	100.0%	$2,360,830	100.0%

Net revenues for fiscal 2004 increased by $382,563,000, or 13.9%, over fiscal 2003. The increase was primarily due to an increase in store leased square footage of 11.4% (including 43 new store openings and the remodeling and expansion of an additional 17 stores) and comparable store sales growth of 3.5% in fiscal 2004. The increase was further driven by increased catalog and page count circulation (12.1% and 19.5%, respectively) and continued strength in our Internet business, primarily due to our expanded efforts associated with our electronic direct marketing initiatives and the incremental sales generated by the late 2003 and 2004 launches of our emerging brands' e-commerce websites. This increase was partially offset by the temporary closure of 15 stores and the permanent closure of 5 stores in fiscal 2004.

Net revenues for fiscal 2003 increased by $393,538,000, or 16.7%, over fiscal 2002. The increase was primarily due to an increase in store leased square footage of 11.8% (including 46 new store openings and the remodeling and expansion of an additional 19 stores) and comparable store sales growth of 4.0% in fiscal 2003. The increase was further driven by increased catalog and page count circulation (17.4% and 16.8%, respectively) and continued strength in our Internet business, primarily due to our expanded efforts associated with our electronic direct marketing initiatives. This increase was partially offset by the temporary closure of 21 stores and the permanent closure of 10 stores in fiscal 2003.

RETAIL REVENUES AND OTHER DATA

Dollars in thousands, except square footage data	Fiscal 2004	Fiscal 2003	Fiscal 2002
Retail sales	$1,802,523	$1,614,861	$1,416,585
Retail shipping fees	8,456	7,522	7,408
Total retail revenues	$1,810,979	$1,622,383	$1,423,993
Percent growth in retail sales	11.6%	14.0%	15.2%
Percent growth in comparable store sales	3.5%	4.0%	2.7%
Number of stores — beginning of year	512	478	415
Number of new stores	43	46	69
Number of new stores due to remodeling[1]	17	19	9
Number of closed stores due to remodeling[1]	(15)	(21)	(9)
Number of permanently closed stores	(5)	(10)	(6)
Number of stores — end of year	552	512	478
Store selling square footage at fiscal year-end	2,911,000	2,624,000	2,356,000
Store leased square footage ("LSF") at fiscal year-end	4,637,000	4,163,000	3,725,000

[1]Remodeled stores are defined as those stores temporarily closed and subsequently reopened during the year due to square footage expansion, store modification or relocation.

	Fiscal 2004		Fiscal 2003		Fiscal 2002	
	Store Count	Avg. LSF Per Store	Store Count	Avg. LSF Per Store	Store Count	Avg. LSF Per Store
Williams-Sonoma	254	5,700	237	5,400	236	5,200
Pottery Barn	183	11,900	174	11,700	159	11,600
Pottery Barn Kids	87	7,800	78	7,700	56	7,600
Hold Everything	9	6,100	8	4,300	13	3,800
West Elm	4	14,500	1	9,500	—	—
Outlets	15	15,500	14	14,200	14	13,100
Total	552	8,400	512	8,100	478	7,800

Retail revenues in fiscal 2004 increased by $188,596,000, or 11.6%, over fiscal 2003 primarily due to an increase in store leased square footage of 11.4 % (including 43 new store openings and the remodeling and expansion of an additional 17 stores) and a comparable store sales increase of 3.5%. This increase was partially offset by the temporary closure of 15 stores and the permanent closure of 5 stores during fiscal 2004. Net sales generated in the Pottery Barn, Williams-Sonoma and Pottery Barn Kids brands were the primary contributors to the year-over-year sales increase, partially offset by the transitional impact of our Hold Everything brand realignment strategy. Pottery Barn and Pottery Barn Kids accounted for 65.8% of the growth in retail revenues from fiscal 2003 to fiscal 2004.

Retail revenues in fiscal 2003 increased by $198,390,000, or 13.9%, over fiscal 2002 primarily due to an increase in store leased square footage of 11.8% (including 46 new store openings and the remodeling and expansion of an additional 19 stores) and a comparable store sales increase of 4.0%. This increase was partially offset by the temporary closure of 21 stores and the permanent closure of 10 stores during fiscal 2003. Pottery Barn and Pottery Barn Kids accounted for 64.0% of the growth in retail revenues from fiscal 2002 to fiscal 2003.

As part of the Hold Everything brand realignment strategy, three new prototype stores were opened and two stores were closed in fiscal 2004. Five Hold Everything stores were closed during fiscal 2003 and two stores were closed during fiscal 2002. Most of these closures were smaller stores in non-strategic locations at or near their lease termination date.

Comparable Store Sales

Comparable stores are defined as those stores in which gross square footage did not change by more than 20% in the previous 12 months and which have been open for at least 12 consecutive months without closure for seven or more consecutive days. Comparable stores exclude new retail concepts until such time as the company believes that comparable store results in those concepts are meaningful to evaluating the performance of the retail strategy. In fiscal 2004, total company comparable store sales excluded one West Elm store. No stores were excluded in fiscal 2003. By measuring the year-over-year sales of merchandise in the stores that have a history of being open for a full comparable 12 months or more, we can better gauge how the core store base is performing since it excludes store expansions and closings. Percentages represent changes in comparable store sales versus the same period in the prior year.

Percent increase (decrease) in comparable store sales	Fiscal 2004	Fiscal 2003	Fiscal 2002
Williams-Sonoma	0.5%	6.7%	3.3%
Pottery Barn	4.6%	2.3%	2.6%
Pottery Barn Kids	4.1%	0.4%	(0.3%)
Hold Everything	2.1%	(5.2%)	(5.4%)
Outlets	18.1%	6.7%	4.3%
Total	3.5%	4.0%	2.7%

Various factors affect comparable store sales, including the number of stores we open, close and expand in any period, the general retail sales environment, consumer preferences and buying trends, changes in sales mix among distribution channels, our ability to efficiently source and distribute products, changes in our merchandise mix, competition, current local and global economic conditions, the timing of our releases of new merchandise and promotional events, the success of marketing programs, and the cannibalization of existing store sales by new stores. Among other things, weather conditions can affect comparable store sales because inclement weather can require us to close certain stores temporarily and thus reduce store traffic. Even if stores are not closed, many customers may decide to avoid going to stores in bad weather. These factors have caused our comparable store sales to fluctuate significantly in the past on an annual, quarterly and monthly basis and, as a result, we expect that comparable store sales will continue to fluctuate in the future.

DIRECT-TO-CUSTOMER REVENUES

Dollars in thousands	Fiscal 2004	Fiscal 2003	Fiscal 2002
Catalog sales	$ 657,607	$ 633,573	$597,793
Internet sales	477,472	332,850	200,402
Total direct-to-customer sales	$1,135,079	$ 966,423	$798,195
Direct-to-customer shipping fees	190,873	165,562	138,642
Total direct-to-customer revenues	$1,325,952	$1,131,985	$936,837
Percent growth in direct-to-customer sales	17.5%	21.1%	8.5%
Percent growth in number of catalogs circulated	12.1%	17.4%	14.1%
Percent growth in number of pages circulated	19.5%	16.8%	16.1%

Direct-to-customer revenues in fiscal 2004 increased by $193,967,000, or 17.1%, over fiscal 2003. This increase was primarily driven by net sales generated in the Pottery Barn, PBteen, Pottery Barn Kids and West Elm brands. All of our brands in the direct-to-customer channel delivered positive growth during the fiscal year with the exception of the Chambers brand, which was retired in the second quarter of 2004 in anticipation of the launch of the Williams-Sonoma Home brand in the third quarter of 2004.

Direct-to-customer revenues in fiscal 2003 increased by $195,148,000, or 20.8%, over fiscal 2002. This increase was primarily driven by net sales generated in the Pottery Barn and Pottery Barn Kids brands in addition to incremental sales from PBteen and West Elm. Net sales in the Pottery Barn brand were driven primarily by an increase in the number of catalogs circulated and the momentum in our Internet business where traffic on the website increased substantially over fiscal 2002 and where conversion rates (the percentage of visitors to our website who make a purchase) continued to exceed the industry norm. The net sales increase in the Pottery Barn Kids brand over fiscal 2002 was primarily driven by an increase in the number of catalogs circulated and increased productivity in on-line advertising, as well as the growth in our baby and gift registry sales.

Internet sales increased $144,622,000, or 43.4%, to $477,472,000 in fiscal 2004, from $332,850,000 in fiscal 2003, primarily driven by the Pottery Barn and Pottery Barn Kids brands, in addition to incremental net sales generated by the late 2003 launches of the PBteen and West Elm e-commerce websites, in addition to the November 2004 launch of the Hold Everything e-commerce website. Internet sales increased $132,448,000, or 66.1%, to $332,850,000 in fiscal 2003, from $200,402,000 in fiscal 2002, primarily driven by the Pottery Barn and Pottery Barn Kids brands. Although the amount of e-commerce sales that are incremental to our direct-to-customer channel cannot be identified precisely, we estimate that approximately 40% of our company-wide non-gift registry Internet sales are incremental to the direct-to-customer channel and approximately 60% are catalog-driven sales.

COST OF GOODS SOLD

Dollars in thousands	Fiscal 2004	% Net Revenues	Fiscal 2003	% Net Revenues	Fiscal 2002	% Net Revenues
Cost of goods and occupancy expenses	$1,706,876	54.4%	$1,500,602	54.5%	$1,281,613	54.3%
Shipping costs	158,910	5.1%	143,189	5.2%	127,616	5.4%
Total cost of goods sold	$1,865,786	59.5%	$1,643,791	59.7%	$1,409,229	59.7%

Cost of goods sold includes cost of goods, occupancy expenses and shipping costs. Cost of goods consists of cost of merchandise, inbound freight expenses, freight to store expenses and other inventory related costs such as shrinkage, damages and replacements. Occupancy expenses consist of rent, depreciation and other occupancy costs, including common area maintenance and utilities. Shipping costs consist of third party delivery services and shipping materials.

Our classification of expenses in cost of goods sold may not be comparable to other public companies, as we do not include non-occupancy related costs associated with our distribution network in cost of goods sold. These costs, which include distribution network employment, third party warehouse management, and other distribution-related administrative expenses are recorded in selling, general and administrative expenses.

Within our reportable segments, the direct-to-customer channel does not incur freight to store or store occupancy expenses, and typically operates with lower markdowns and inventory shrinkage than the retail channel. However, the direct-to-customer channel incurs higher shipping, damage and replacement costs than the retail channel.

Cost of Goods and Occupancy Expenses — Fiscal 2004 vs. Fiscal 2003
Cost of goods and occupancy expenses increased by $206,274,000, or 13.7%, in fiscal 2004 over fiscal 2003. As a percentage of net revenues, cost of goods and occupancy expenses decreased 10 basis points in fiscal 2004 from fiscal 2003, primarily driven by a rate reduction in occupancy expenses, partially offset by an increase in cost of goods sold. The rate reduction in occupancy expenses was primarily due to a greater percentage of total company net revenues being generated in the direct-to-customer channel, which does not incur store occupancy expenses. The rate increase in cost of goods sold was primarily due to a higher percentage of total company net revenues being driven by furniture, which generates a lower than average gross margin rate, in addition to higher returns, replacements and damages.

In the retail channel, cost of goods and occupancy expenses as a percentage of retail net revenues remained relatively flat in fiscal 2004 compared to fiscal 2003. This was primarily driven by a year-over-year rate decrease in merchandise cost of goods, offset by an increase in our store occupancy expense rate.

In the direct-to-customer channel, cost of goods and occupancy expenses as a percentage of direct-to-customer net revenues increased 70 basis points during fiscal 2004 compared to fiscal 2003. This increase was primarily the result of a higher cost of merchandise due to a higher percentage of net revenues being driven by furniture, which generates a lower than average gross margin, in addition to higher replacements and damages, partially offset by a rate reduction in occupancy expenses due to the continued leveraging of sales.

Cost of Goods and Occupancy Expenses — Fiscal 2003 vs. Fiscal 2002
Cost of goods and occupancy expenses increased by $218,989,000, or 17.1%, in fiscal 2003 over fiscal 2002. As a percentage of net revenues, cost of goods and occupancy expenses increased 20 basis points for fiscal 2003 from fiscal 2002. This percentage increase was primarily driven by increased inventory shrinkage and other inventory related costs due to an overall increase in inventory levels in addition to the negative impact of the strengthened euro. This increase was partially offset by a substantial rate reduction in occupancy expenses. The rate reduction in occupancy expenses was attributable to a greater percentage of our total company net revenues being generated in the direct-to-customer channel, which does not incur store occupancy expenses.

In the retail channel, cost of goods and occupancy expenses as a percentage of retail net revenues increased approximately 100 basis points during fiscal 2003 compared to fiscal 2002. This change in rate was primarily driven by an increase in our cost of merchandise, including the negative impact of the strengthened Euro as well as higher markdowns, and a year-over-year increase in inventory shrinkage associated with the reinstatement of inventory to historical levels.

In the direct-to-customer channel, cost of goods and occupancy expenses as a percentage of direct-to-customer net revenues decreased 40 basis points during fiscal 2003 compared to fiscal 2002. This was primarily the result of a reduction in occupancy expenses, partially offset by an increase in our cost of merchandise, increased inventory shrinkage and other inventory related costs due to an overall increase in inventory levels. The reduction in the occupancy rate was attributable to a reduction in depreciation expense resulting from the development costs associated with certain e-commerce websites becoming fully depreciated.

Shipping Costs — Fiscal 2004 vs. Fiscal 2003
Shipping costs increased by $15,721,000, or 11.0%, in fiscal 2004 over fiscal 2003 due to a higher number of direct-to-customer shipments associated with the increase in direct-to-customer sales as well as a shift in the mix of product being shipped, with furniture accounting for a greater portion of the overall mix. We also incurred additional cost earlier in the year as we overcame initial challenges of balancing inventory allocations between the coastal distribution centers and a need to ship merchandise out of market to our customers in order to fill backorders. This increase was substantially offset by a lower cost per shipment due to the full year benefit of expense reductions in 2004 associated with the mid-2003 consolidation of freight providers, the in-sourcing of line-haul management in the furniture delivery network, and reductions in furniture delivery costs driven by efficiencies gained from the new east coast distribution center. As a result of these efficiencies, shipping costs, as a percentage of shipping fees, have continued to decline to 79.7% in fiscal 2004 from 82.7% in fiscal 2003 and 87.4% in fiscal 2002.

Shipping Costs — Fiscal 2003 vs. Fiscal 2002
Shipping costs increased $15,573,000, or 12.2%, in fiscal 2003 over fiscal 2002 due to a higher number of direct-to-customer shipments associated with the increase in direct-to-customer sales as well as a shift in the mix of product being shipped, with furniture accounting for a greater portion of the overall mix. This increase was substantially offset by a lower cost per shipment due to the consolidation of freight providers and the successful renegotiation of freight-to-customer contracts.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses consist of non-occupancy related costs associated with our retail stores, distribution warehouses, customer care centers, supply chain operations (buying, receiving and inspection), and corporate administrative functions. These costs include employment, advertising, third party credit card processing, and other general expenses.

Due to their distinct distribution and marketing strategies, we experience differing employment and advertising costs as a percentage of net revenues within the retail and direct-to-customer segments. Store employment costs represent a greater percentage of retail net revenues than employment costs as a percentage of net revenues within the direct-to-customer segment. However, catalog advertising expenses are greater within the direct-to-customer channel than the retail channel.

Fiscal 2004 vs. Fiscal 2003
Selling, general and administrative expenses increased by $105,386,000, or 12.3%, to $961,176,000 in fiscal 2004 from $855,790,000 in fiscal 2003. Selling, general and administrative expenses expressed as a percentage of net revenues decreased to 30.6% in fiscal 2004 from 31.1% in fiscal 2003. This 50 basis point improvement as a percentage of net revenues was primarily due to a rate reduction in year-over-year employment expenses. Contributing to the employment rate decrease were year-over-year reductions in workers' compensation and other employment-related costs.

In the retail channel, selling, general and administrative expenses as a percentage of retail net revenues increased approximately 30 basis points in fiscal 2004 versus fiscal 2003, primarily driven by increases in employment and advertising costs. The increase in the employment rate was due in part to the up front investment required in the emerging brands prior to the opening of our new store locations.

In the direct-to-customer channel, selling, general and administrative expenses as a percentage of direct-to-customer net revenues decreased by approximately 90 basis points in fiscal 2004 compared to fiscal 2003. This improvement was primarily driven by a rate reduction in catalog advertising and employment costs. The rate reduction in catalog advertising costs was driven by lower catalog circulation in the emerging brands coupled with continued sales generation by our e-commerce sites. This decrease was partially offset by growth in the rate of other general expenses primarily due to third party outsourcing of distribution services.

Fiscal 2003 vs. Fiscal 2002

Selling, general and administrative expenses increased by $106,491,000 to $855,790,000 in fiscal 2003 from $749,299,000 in fiscal 2002 and, as a percent of net revenues, decreased by 60 basis points to 31.1% in fiscal 2003 from 31.7% in fiscal 2002. The improvement in selling, general and administrative expenses as a percentage of net revenues was attributable to lower year-over-year employment expense, partially offset by an increase in catalog advertising expense. The employment cost decrease was primarily driven by a year-over-year reduction in incentive compensation and employee separation costs associated with the departure of our former Chief Executive Officer during fiscal 2002. The increase in catalog advertising expense as a percentage of net revenues was primarily driven by a greater percentage of total company net revenues in fiscal 2003 being generated by the direct-to-customer channel, which incurs substantially higher catalog advertising costs than the retail channel. In addition, significantly higher advertising costs as a percentage of net revenues were incurred in the new and emerging catalog concepts, PBteen and West Elm.

In the retail channel, selling, general and administrative expenses as a percentage of retail net revenues was unchanged in fiscal 2003 from fiscal 2002. Reductions in advertising expense as a percentage of net revenues offset increases in employment and other general expenses as a percentage of net revenues.

In the direct-to-customer channel, selling, general and administrative expenses as a percentage of direct-to-customer net revenues increased 90 basis points in fiscal 2003 versus fiscal 2002, primarily due to significantly higher advertising costs as a percentage of net revenues being incurred in the emerging brands resulting from higher levels of prospecting during the year.

INTEREST INCOME AND EXPENSE

Interest income was $1,939,000 in fiscal 2004, $873,000 in fiscal 2003, and $1,421,000 in fiscal 2002, comprised primarily of income from short-term investments classified as cash and cash equivalents.

Interest expense was $1,703,000 (net of capitalized interest of $1,689,000), $22,000 (net of capitalized interest of $2,142,000), and $1,441,000 (net of capitalized interest of $1,269,000) for fiscal 2004, fiscal 2003 and fiscal 2002, respectively. Interest expense increased by $1,681,000 to $1,703,000 in fiscal 2004, primarily due to additional interest expense of $1,525,000 associated with the consolidation of our Memphis-based distribution facilities. Prior to the adoption of Financial Accounting Standards Board ("FASB") Interpretation No. ("FIN") 46R, "Consolidation of Variable Interest Entities," this expense would have been classified as occupancy expense. Interest expense decreased by $1,419,000 to $22,000 in fiscal 2003, primarily due to an increase in the amount of interest capitalized resulting from additional long-term capital projects under development in fiscal 2003 and lower interest expense on our senior notes and capital leases.

INCOME TAXES

Our effective tax rate was 38.4% for fiscal 2004 and 38.5% for fiscal 2003 and fiscal 2002. We currently expect our fiscal 2005 effective tax rate to be in the range of 38.1% to 38.5%.

LIQUIDITY AND CAPITAL RESOURCES

As of January 30, 2005, we held $239,210,000 in cash and cash equivalent funds. As is consistent with our industry, our cash balances are seasonal in nature, with the fourth quarter representing a significantly higher level of cash than other periods. Throughout the fiscal year we utilize our cash balances to build our inventory levels in preparation for our fourth quarter holiday sales. In fiscal 2005, we plan to utilize our cash resources to fund our inventory and inventory related purchases, catalog advertising and marketing initiatives, and to support current store development and infrastructure strategies. In addition to the current cash balances on-hand, we had a $200,000,000 credit facility available as of January 30, 2005. No amounts were borrowed by us under the credit facility in either fiscal 2004 or fiscal 2003. However, as of January 30, 2005, $31,763,000 in issued but undrawn standby letters of credit were outstanding under the credit facility. We believe our cash on-hand, in addition to our available credit facilities, will provide adequate liquidity for our business operations and growth opportunities during fiscal 2005.

In fiscal 2004, net cash provided by operating activities was $304,437,000 as compared to net cash provided by operating activities of $209,351,000 in fiscal 2003. The cash provided by operating activities in fiscal 2004 was primarily attributable to net earnings, an increase in our deferred rent and lease incentives due to an increase in retail store openings, an increase in customer deposits due to an increase in unredeemed gift certificates and an increase in accounts payable due to an increase in accrued freight and the timing of expenditures, offset primarily by an increase in merchandise inventories. Our merchandise inventories increased in fiscal 2004 in order to support the increase in sales in our core and emerging brands and an increase in our leased and selling square footage of 11.4% and 10.9%, respectively.

In fiscal 2003, net cash provided by operating activities was $209,351,000 as compared to net cash provided by operating activities of $310,160,000 in fiscal 2002. The cash provided by operating activities in fiscal 2003 was primarily attributable to net earnings, an increase in our deferred rent and lease incentives due to an increase in retail store openings, and an increase in customer deposits due to an increase in unredeemed gift certificates, offset primarily by an increase in merchandise inventories. Our merchandise inventories increased in fiscal 2003 due to an increase in our leased and selling square footage of 11.8% and 11.4%, respectively, and our decision to increase our in-stock position on core merchandise inventories.

Net cash used in investing activities was $181,453,000 for fiscal 2004 as compared to $211,979,000 in fiscal 2003. Fiscal 2004 purchases of property and equipment were $181,453,000, comprised of $83,272,000 for 43 new and 17 remodeled stores, $53,830,000 for systems development projects (including e-commerce websites) and $44,351,000 for distribution, facility infrastructure and other projects (including the purchase of a corporate aircraft for approximately $11,500,000, previously leased under an operating lease).

In fiscal 2005, we anticipate investing $160,000,000 to $180,000,000 in the purchase of property and equipment, primarily for the construction of 28 new stores and 10 remodeled stores, systems development projects (including e-commerce websites), and distribution, facility infrastructure and other projects.

Net cash used in investing activities was $211,979,000 for fiscal 2003 as compared to $155,450,000 in fiscal 2002. Fiscal 2003 purchases of property and equipment were $211,979,000, comprised of $109,145,000 for 46 new and 19 remodeled stores, $56,083,000 for systems development projects (including e-commerce websites) and $46,751,000 for distribution, facility infrastructure and other projects (including the purchase of a corporate aircraft for approximately $36,980,000). We invested in the corporate aircraft in response to the increasing complexity of our global sourcing program, the continued expansion of our retail stores and distribution centers and the increasing difficulty and risks associated with worldwide travel.

For fiscal 2004, cash used in financing activities was $48,207,000, comprised primarily of $79,320,000 for the repurchase of common stock and $9,789,000 for the repayment of long-term obligations, including capital leases and long-term debt, partially offset by $26,190,000 in proceeds from the exercise of stock options and $15,000,000 in proceeds from the issuance of industrial development bonds associated with the Mississippi Debt Transaction. See Note C to our Consolidated Financial Statements.

For fiscal 2003, cash used in financing activities was $28,226,000, comprised primarily of $59,695,000 for the repurchase of common stock and $7,610,000 for the repayment of long-term obligations, including capital leases and long-term debt, partially offset by $39,120,000 in proceeds from the exercise of stock options.

Stock Repurchase Program

In May 2004, the Board of Directors authorized a stock repurchase program to acquire up to 2,500,000 shares of our outstanding common stock. During fiscal 2004, we repurchased and retired 2,057,700 shares of our common stock under this program, in addition to 215,000 shares under our previously authorized stock repurchase program, at a total cost of approximately $79,320,000, a weighted average cost of $34.90 per share. As of year-end, the remaining authorized number of shares eligible for repurchase was 442,300 shares. Stock repurchases under this program may be made through open market and privately negotiated transactions at times and in such amounts as management deems appropriate. The timing and actual number of shares repurchased will depend on a variety of factors including price, corporate and regulatory requirements and other market conditions. The stock repurchase program does not have an expiration date and may be limited or terminated at any time without prior notice.

Contractual Obligations

The following table provides summary information concerning our future contractual obligations as of January 30, 2005.

	Payments Due by Period				
Dollars in thousands	Fiscal 2005	Fiscal 2006 to Fiscal 2008	Fiscal 2009 to Fiscal 2010	Thereafter	Total
Long-term debt	$ 7,020	$ 4,458	$ 2,900	$ 8,338	$ 22,716
Industrial development bonds	14,200	—	—	—	14,200
Capital leases	2,215	3,458	—	—	5,673
Interest[1]	2,630	5,327	2,422	2,263	12,642
Operating leases[2, 3]	164,993	483,551	281,774	591,316	1,521,634
Purchase obligations[4]	596,409	15,022	4	—	611,435
Total	$787,467	$511,816	$287,100	$601,917	$2,188,300

[1] Represents interest expected to be paid on our long-term debt, industrial development bonds and capital leases.

[2] See discussion on operating leases in the "Off Balance Sheet Arrangements" section and Note E to our Consolidated Financial Statements.

[3] Projected payments include only those amounts that are fixed and determinable as of the reporting date.

[4] Represents estimated commitments at year-end to purchase inventory and other goods and services in the normal course of business to meet operational requirements.

Long-Term Debt

At January 30, 2005, long-term debt of $22,716,000 consisted of unsecured senior notes of $5,716,000 and $17,000,000 of bond-related debt. The final payment on the senior notes is due in August 2005 with interest payable semi-annually at 7.2% per annum. The senior notes rank equally in right of payment with any of our existing and future unsubordinated, unsecured debt and contain certain financial covenants including a minimum tangible net worth covenant, a fixed charge coverage ratio and limitations on current and funded debt.

The bond-related debt pertains to the consolidation of our Memphis-based distribution facilities in accordance with FIN 46R. See discussion of the consolidation of our Memphis-based distribution facilities at Note F to our Consolidated Financial Statements.

Industrial Development Bonds
In June 2004, in an effort to utilize tax incentives offered to us by the state of Mississippi, we entered into an agreement whereby the Mississippi Business Finance Corporation issued $15,000,000 in long-term variable rate industrial development bonds, the proceeds, net of debt issuance costs, of which were loaned to us to finance the acquisition and installation of leasehold improvements and equipment located in our newly leased Olive Branch distribution center (the "Mississippi Debt Transaction"). The bonds are marketed through a remarketing agent and are secured by a letter of credit issued under our $200,000,000 line of credit facility. The bonds mature on June 1, 2024. The bond rate resets each week based upon current market rates. The rate in effect at January 30, 2005 was 2.6%.

The bond agreement allows for each bondholder to tender their bonds to the trustee for repurchase, on demand, with seven days advance notice. In the event the remarketing agent fails to remarket the bonds, the trustee will draw upon the letter of credit to fund the purchase of the bonds. As of January 30, 2005, these bonds were classified as current debt. The bond proceeds are restricted for use in the acquisition and installation of leasehold improvements and equipment located in our Olive Branch, Mississippi facility. As of January 30, 2005, we had acquired and installed $9,546,000 of leasehold improvements and equipment associated with the facility.

Capital Leases
Our $5,673,000 of capital lease obligations consist primarily of in-store computer equipment leases with a term of 60 months. The in-store computer equipment leases include an early purchase option at 54 months for $2,496,000, which is approximately 25% of the acquisition cost. We have an end of lease purchase option to acquire the equipment at the greater of fair market value or 15% of the acquisition cost.

Other Contractual Obligations
We have other long-term liabilities reflected in our consolidated balance sheets, including deferred income taxes and insurance accruals. The payment obligations associated with these liabilities are not reflected in the table above due to the absence of scheduled maturities. The timing of these payments cannot be determined, except for amounts estimated to be payable in fiscal 2005 which are included in our current liabilities as of January 30, 2005.

Commercial Commitments

The following table provides summary information concerning our outstanding commercial commitments as of January 30, 2005.

	Amount of Outstanding Commitment Expiration By Period				
Dollars in thousands	Fiscal 2005	Fiscal 2006 to Fiscal 2008	Fiscal 2009 to Fiscal 2010	Thereafter	Total
Credit facility	—	—	—	—	—
Letter of credit facilities	$100,552	—	—	—	$100,552
Standby letters of credit	31,763	—	—	—	31,763
Total	$132,315	—	—	—	$132,315

Credit Facility
As of January 30, 2005, we had a credit facility that provided for $200,000,000 of unsecured revolving credit and contained certain financial covenants, including a minimum tangible net worth covenant, a maximum leverage ratio (funded debt adjusted for lease and rent expense to EBITDAR), a minimum fixed charge coverage ratio and a maximum annual capital expenditures covenant. The credit facility was due to expire on October 22, 2005. On February 22, 2005, we entered into the Third Amended and Restated Credit Agreement that amends and replaces our credit facility. The new credit facility provides for a $300,000,000 unsecured revolving line of credit that

may be used for loans or letters of credit. Prior to August 22, 2009, we may, upon notice to the lenders, request an increase in the new credit facility of up to $100,000,000, to provide for a total of $400,000,000 of unsecured revolving credit. The new credit facility contains events of default that include, among others, non-payment of principal, interest or fees, inaccuracy of representations and warranties, violation of covenants, bankruptcy and insolvency events, material judgments, cross defaults to certain other indebtedness and events constituting a change of control. The occurrence of an event of default will increase the applicable rate of interest by 2.0% and could result in the acceleration of our obligations under the new credit facility, and an obligation of any or all of our U.S. subsidiaries to pay the full amount of our obligations under the new credit facility. The new credit facility matures on February 22, 2010, at which time all outstanding borrowings must be repaid and all outstanding letters of credit must be cash collateralized.

We may elect interest rates calculated at Bank of America's prime rate (or, if greater, the average rate on overnight federal funds plus one-half of one percent) or LIBOR plus a margin based on our leverage ratio. During fiscal 2004 and fiscal 2003, no amounts were borrowed under the credit facility, however, as of January 30, 2005, $31,763,000 in issued but undrawn standby letters of credit were outstanding under the credit facility. As of January 30, 2005, we were in compliance with our financial covenants under the credit facility.

Letter of Credit Facilities
We have three unsecured commercial letter of credit reimbursement facilities for an aggregate of $125,000,000, each of which expires on July 2, 2005. As of January 30, 2005, an aggregate of $100,552,000 was outstanding under the letter of credit facilities. Such letters of credit represent only a future commitment to fund inventory purchases to which we had not taken legal title as of January 30, 2005. The latest expiration for the letters of credit issued under the facilities is November 29, 2005.

Standby Letters of Credit
As of January 30, 2005, we had issued and outstanding standby letters of credit under the credit facility in an aggregate amount of $31,763,000. The standby letters of credit were issued to secure the liabilities associated with workers' compensation, other insurance programs and the Mississippi Debt Transaction.

OFF BALANCE SHEET ARRANGEMENTS

Operating Leases
We lease store locations, warehouses, corporate facilities, call centers and certain equipment under operating and capital leases for original terms ranging generally from 3 to 22 years. Certain leases contain renewal options for periods up to 20 years. The rental payment requirements in our store leases are typically structured as either minimum rent, minimum rent plus additional rent based on a percentage of store sales if a specified store sales threshold is exceeded, or rent based on a percentage of store sales if a specified store sales threshold or contractual obligations of the landlord have not been met. See Notes A and E to our Consolidated Financial Statements.

We have an operating lease for a 1,002,000 square foot retail distribution facility located in Olive Branch, Mississippi. The lease has an initial term of 22.5 years, expiring January 2022, with two optional five-year renewals. The lessor, an unrelated party, is a limited liability company. The construction and expansion of the distribution facility was financed by the original lessor through the sale of $39,200,000 Taxable Industrial Development Revenue Bonds, Series 1998 and 1999, issued by the Mississippi Business Finance Corporation. The bonds are collateralized by the distribution facility. As of January 30, 2005, approximately $32,180,000 was outstanding on the bonds. We are required to make annual rental payments of approximately $3,816,000, plus applicable taxes, insurance and maintenance expenses.

We have an operating lease for an additional 1,103,000 square foot retail distribution facility located in Olive Branch, Mississippi. The lease has an initial term of 22.5 years, expiring January 2023, with two optional five-year renewals. The lessor, an unrelated party, is a limited liability company. The construction of the distribution facility was financed by the original lessor through the sale of $42,500,000 Taxable Industrial Development

Revenue Bonds, Series 1999, issued by the Mississippi Business Finance Corporation. The bonds are collateralized by the distribution facility. As of January 30, 2005, approximately $35,235,000 was outstanding on the bonds. We are required to make annual rental payments of approximately $4,181,000, plus applicable taxes, insurance and maintenance expenses.

In December 2003, we entered into an agreement to lease an additional 780,000 square foot distribution facility located in Olive Branch, Mississippi. The lease has an initial term of six years, with two optional two-year renewals. The agreement includes an option to lease an additional 333,000 square feet of the same distribution center. As of January 30, 2005, we had not exercised this option, however, we expect to exercise this option during fiscal 2005. We are required to make annual rental payments of approximately $1,927,000, plus applicable taxes, insurance and maintenance expenses.

On February 2, 2004, we entered into an agreement to lease 781,000 square feet of a distribution center located in Cranbury, New Jersey. The lease has an initial term of seven years, with three optional five-year renewals. The agreement requires us to lease an additional 219,000 square feet of the facility in the event the current tenant vacates the premises. We are required to make annual rental payments of approximately $3,397,000, plus applicable taxes, insurance and maintenance expenses.

On August 18, 2004, we entered into an agreement to lease a 500,000 square foot distribution facility located in Memphis, Tennessee. The lease has an initial term of four years, with one optional three-year and nine-month renewal. We are required to make annual rental payments of approximately $1,025,000, plus applicable taxes, insurance and maintenance expenses.

In November 2002, the FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which requires certain guarantees to be recorded at fair value. In general, the interpretation applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying obligation that is related to an asset, liability, or an equity security of the guaranteed party. We leased an aircraft over a term of 60 months, which ended in January 2005. At the end of the lease term, the lease allowed us to either purchase the aircraft for $11,500,000 or sell it. If the proceeds were less than $11,500,000, we were required to pay the lessor the difference up to $9,080,000. In January 2005, we purchased the aircraft for $11,500,000 and the lessor released our guarantee requirements.

In addition, we are party to a variety of contractual agreements under which we may be obligated to indemnify the other party for certain matters. These contracts primarily relate to our commercial contracts, operating leases, trademarks, intellectual property, financial agreements and various other agreements. Under these contracts, we may provide certain routine indemnifications relating to representations and warranties or personal injury matters. The terms of these indemnifications range in duration and may not be explicitly defined. Historically, we have not made significant payments for these indemnifications. We believe that if we were to incur a loss in any of these matters, the loss would not have a material effect on our financial condition or results of operations.

CONSOLIDATION OF MEMPHIS-BASED DISTRIBUTION FACILITIES

Our Memphis-based distribution facilities include an operating lease entered into in July 1983 for a distribution facility in Memphis, Tennessee. The lessor is a general partnership ("Partnership 1") comprised of W. Howard Lester, Chairman of the Board of Directors and a significant shareholder, and James A. McMahan, a Director Emeritus and a significant shareholder. Partnership 1 does not have operations separate from the leasing of this distribution facility and does not have lease agreements with any unrelated third parties.

Partnership 1 financed the construction of this distribution facility through the sale of a total of $9,200,000 of industrial development bonds in 1983 and 1985. Annual principal payments and monthly interest payments are required through maturity in December 2010. The Partnership 1 industrial development bonds are collateralized by the distribution facility and the individual partners guarantee the bond repayments. As of January 30, 2005, $2,341,000 was outstanding under the Partnership 1 industrial development bonds.

The operating lease for this distribution facility requires us to pay annual rent of $618,000 plus interest on the bonds calculated at a variable rate determined monthly (2.3% in January 2005), applicable taxes, insurance and maintenance expenses. Although the current term of the lease expires in August 2005, we are obligated to renew the operating lease until these bonds are fully repaid.

Our other Memphis-based distribution facility includes an operating lease entered into in August 1990 for another distribution facility that is adjoined to the Partnership 1 facility in Memphis, Tennessee. The lessor is a general partnership ("Partnership 2") comprised of W. Howard Lester, James A. McMahan and two unrelated parties. Partnership 2 does not have operations separate from the leasing of this distribution facility and does not have lease agreements with any unrelated third parties.

Partnership 2 financed the construction of this distribution facility and related addition through the sale of a total of $24,000,000 of industrial development bonds in 1990 and 1994. Quarterly interest and annual principal payments are required through maturity in August 2015. The Partnership 2 industrial development bonds are collateralized by the distribution facility and require us to maintain certain financial covenants. As of January 30, 2005, $14,659,000 was outstanding under the Partnership 2 industrial development bonds.

The operating lease for this distribution facility requires us to pay annual rent of approximately $2,600,000, plus applicable taxes, insurance and maintenance expenses. This operating lease has a term of 15 years expiring in August 2006, with three optional five-year renewal periods. We are, however, obligated to renew the lease until the bonds are fully repaid.

As of February 1, 2004, the Company adopted FIN 46R, which requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. The two partnerships described above qualify as variable interest entities under FIN 46R due to their related party relationship and our obligation to renew the leases until the bonds are fully repaid. Accordingly, the two related party variable interest entity partnerships from which we lease our Memphis-based distribution facilities were consolidated by us as of February 1, 2004. As of January 30, 2005, the consolidation had resulted in increases to our consolidated balance sheet of $18,882,000 in assets (primarily buildings), $17,000,000 in long-term debt, and $1,882,000 in other long-term liabilities. Consolidation of these partnerships did not have an impact on our net income. However, the interest expense associated with the partnerships' long-term debt, shown as occupancy expense in fiscal 2003, is now recorded as interest expense. In fiscal 2004, this interest expense approximated $1,525,000.

IMPACT OF INFLATION

The impact of inflation on our results of operations for the past three fiscal years has not been significant.

CRITICAL ACCOUNTING POLICIES

Management's Discussion and Analysis of Financial Condition and Results of Operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. The estimates and assumptions are evaluated on an on-going basis and are based on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results may differ significantly from these estimates.

We believe the following critical accounting policies affect the significant judgments and estimates used in the preparation of our consolidated financial statements.

Merchandise Inventories
Merchandise inventories, net of an allowance for excess quantities and obsolescence, are stated at the lower of cost (weighted average method) or market. We estimate a provision for damaged, obsolete, excess and slow-moving inventory based on inventory aging reports and specific identification. We reserve, based on inventory aging reports, for 50% of the cost of all inventory between one and two years old and 100% of the cost of all

inventory over two years old. If actual obsolescence is different from our estimate, we will adjust our provision accordingly. Specific reserves are also recorded in the event the cost of the inventory exceeds the fair market value. In addition, on a monthly basis, we estimate a reserve for expected shrinkage at the concept and channel level based on historical shrinkage factors and our current inventory levels. Actual shrinkage is recorded at year-end based on the results of our physical inventory count and can vary from our estimates due to such factors as changes in operations within our distribution centers, the mix of our inventory (which ranges from large furniture to small tabletop items) and execution against loss prevention initiatives in our stores, off-site storage locations, and our third party transportation providers.

Prepaid Catalog Expenses
Prepaid catalog expenses consist of third party incremental direct costs, including creative design, paper, printing, postage and mailing costs for all of our direct response catalogs. Such costs are capitalized as prepaid catalog expenses and are amortized over their expected period of future benefit. Such amortization is based upon the ratio of actual revenues to the total of actual and estimated future revenues on an individual catalog basis. Estimated future revenues are based upon various factors such as the total number of catalogs and pages circulated, the probability and magnitude of consumer response and the assortment of merchandise offered. Each catalog is generally fully amortized over a six to nine month period, with the majority of the amortization occurring within the first four to five months. Prepaid catalog expenses are evaluated for realizability on a monthly basis by comparing the carrying amount associated with each catalog to the estimated probable remaining future profitability (remaining net revenues less merchandise cost of goods sold, selling expenses and catalog related-costs) associated with that catalog. If the catalog is not expected to be profitable, the carrying amount of the catalog is impaired accordingly.

Property and Equipment
Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The decision to close, relocate, remodel or expand a store prior to the end of its lease term can result in accelerated depreciation over the revised useful life of the long-lived assets. For any early store closures where a lease obligation still exists, we record the estimated future liability associated with the rental obligation on the date the store is closed in accordance with Statement of Financial Accounting Standards ("SFAS") No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." However, most store closures occur upon the lease expiration.

We review the carrying value of all long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we review for impairment all stores for which current cash flows from operations are negative or the construction costs are significantly in excess of the amount originally expected. Impairment results when the carrying value of the assets exceeds the undiscounted future cash flows over the life of the lease. Our estimate of undiscounted future cash flows over the lease term (typically 5 to 22 years) is based upon our experience, historical operations of the stores and estimates of future store profitability and economic conditions. The future estimates of store profitability and economic conditions require estimating such factors as sales growth, employment rates, lease escalations, inflation on operating expenses and the overall economics of the retail industry for up to twenty years in the future, and are therefore subject to variability and difficult to predict. If a long-lived asset is found to be impaired, the amount recognized for impairment is equal to the difference between the carrying value and the asset's fair value. The fair value is estimated based upon future cash flows (discounted at a rate that approximates our weighted average cost of capital) or other reasonable estimates of fair market value. See Note A to the Consolidated Financial Statements for additional information regarding property and equipment.

Self-Insured Liabilities
We are primarily self-insured for workers' compensation, employee health benefits and product and general liability insurance. We record self-insurance liabilities based on claims filed, including the development of those claims, and an estimate of claims incurred but not yet reported. Factors affecting this estimate include future inflation rates, changes in severity, benefit level changes, medical costs, and claim settlement patterns. Should a

different amount of claims occur compared to what was estimated or costs of the claims increase or decrease beyond what was anticipated, reserves may need to be adjusted accordingly in future periods. Our workers' compensation liability is determined by an actuary. Reserves for self-insurance liabilities are recorded within accrued salaries, benefits and other on our consolidated balance sheet.

Revenue Recognition
We recognize revenues and the related cost of goods sold (including shipping costs) at the time the products are received by customers in accordance with the provisions of Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements" as amended by SAB No. 104, "Revenue Recognition." Revenue is recognized for retail sales (excluding home-delivered merchandise) at the point of sale in the store and for home-delivered merchandise and direct-to-customer sales when the merchandise is delivered to the customer. Discounts provided to customers are accounted for as a reduction of sales. We record a reserve for estimated product returns in each reporting period. Shipping and handling fees charged to the customer are recognized as revenue at the time the products are delivered to the customer.

Sales Return Reserve
Our customers may return purchased items for an exchange or refund. We record a reserve for estimated product returns, net of cost of goods sold, based on historical return trends together with current product sales performance. If actual returns, net of cost of goods sold, are different than those projected by management, the estimated sales return reserve will be adjusted accordingly.

Income Taxes
We record reserves for estimates of probable settlements of foreign and domestic tax audits. At any one time, many tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. Our effective tax rate in a given financial statement period may be materially impacted by changes in the mix and level of earnings.

Stock-Based Compensation
We account for stock options granted to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense has been recognized in the consolidated financial statements for stock options, as we grant all stock options with an exercise price equal to the market price of our common stock at the date of grant. SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure," however, requires the disclosure of pro forma net earnings and earnings per share as if we had adopted the fair value method. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models. These models require subjective assumptions, including future stock price volatility and expected time to exercise, which affect the calculated values. Our calculations are based on a single option valuation approach, and forfeitures are recognized as they occur.

NEW ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued SFAS No. 123R, "Share Based Payment." SFAS No. 123R will require us to measure and record compensation expense in our consolidated financial statements for all employee share-based compensation awards using a fair value method. In addition, the adoption of SFAS No. 123R requires additional accounting and disclosure related to the income tax and cash flow effects resulting from share-based payment arrangements. We expect to adopt this Statement using the modified prospective application transition method beginning in the third quarter of fiscal 2005. We are currently in the process of determining the impact of the adoption of this Statement on our consolidated financial statements.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4," which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage. We are required to adopt the provisions of SFAS No. 151 effective January 30, 2006, however, early adoption is permitted. We do not expect the adoption of this Statement to have a material impact on our consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, "Exchange of Non-Monetary Assets – An Amendment of ARB Opinion No. 29," which requires non-monetary asset exchanges to be accounted for at fair value. We are required to adopt the provisions of SFAS No. 153 effective January 30, 2006, however, early adoption is permitted. We do not expect the adoption of this Statement to have a material impact on our consolidated financial position, results of operations or cash flows.

RISK FACTORS

The following information describes certain significant risks and uncertainties inherent in our business. You should carefully consider such risks and uncertainties, together with the other information contained in this Annual Report on Form 10-K and in our other public filings. If any of such risks and uncertainties actually occurs, our business, financial condition or operating results could differ materially from the plans, projections and other forward-looking statements included in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this report and in our other public filings. In addition, if any of the following risks and uncertainties, or if any other disclosed risks and uncertainties, actually occurs, our business, financial condition or operating results could be harmed substantially, which could cause the market price of our stock to decline, perhaps significantly.

We must successfully anticipate changing consumer preferences and buying trends, and manage our inventory commensurate with customer demand.

Our success depends upon our ability to anticipate and respond in a timely manner to changing merchandise trends and customer demands. Consumer preferences cannot be predicted with certainty and may change between sales seasons. Changes in customer preferences and buying trends may also affect our brands differently. If we misjudge either the market for our merchandise or our customers' purchasing habits, our sales may decline significantly, and we may be required to mark down certain products to sell the resulting excess inventory or to sell such inventory through our outlet stores or other liquidation channels at prices which are significantly lower than our retail prices, each of which would negatively impact our business and operating results.

In addition, we must manage our inventory effectively and commensurate with customer demand. Much of our inventory is sourced from vendors located outside the U.S. Thus, we usually must order merchandise, and enter into contracts for the purchase and manufacture of such merchandise, well in advance of the applicable selling season and frequently before trends are known. The extended lead times for many of our purchases may make it difficult for us to respond rapidly to new or changing trends. Our vendors may also not have the capacity to handle our demands. In addition, the seasonal nature of the specialty home products business requires us to carry a significant amount of inventory prior to peak selling season. As a result, we are vulnerable to demand and pricing shifts and to misjudgments in the selection and timing of merchandise purchases. If we do not accurately predict our customers' preferences and acceptance levels of our products, our inventory levels will not be appropriate, and our business and operating results may be negatively impacted.

Our business depends, in part, on factors affecting consumer spending that are out of our control.

Our business depends on consumer demand for our products and, consequently, is sensitive to a number of factors that influence consumer spending, including general economic conditions, disposable consumer income, fuel prices, recession and fears of recession, war and fears of war, inclement weather, consumer debt, interest rates, sales tax rates and rate increases, consumer confidence in future economic conditions and political conditions, and consumer perceptions of personal well-being and security. These factors may also affect our various brands and channels differently. Adverse changes in factors affecting discretionary consumer spending could reduce consumer demand for our products, thus reducing our sales and negatively impacting our business and operating results.

We face intense competition from companies with brands or products similar to ours.

The specialty retail and direct-to-customer business is highly competitive. Our specialty retail stores, mail order catalogs and e-commerce websites compete with other retail stores, other mail order catalogs and other e-commerce websites that market lines of merchandise similar to ours. We compete with national, regional and local businesses utilizing a similar retail store strategy, as well as traditional furniture stores, department stores and specialty stores. The substantial sales growth in the direct-to-customer industry within the last decade has encouraged the entry of many new competitors and an increase in competition from established companies.

The competitive challenges facing us include:

- anticipating and quickly responding to changing consumer demands better than our competitors;
- maintaining favorable brand recognition and achieving customer perception of value;
- effectively marketing and competitively pricing our products to consumers in several diverse market segments; and
- developing innovative, high-quality products in colors and styles that appeal to consumers of varying age groups and tastes, and in ways that favorably distinguish us from our competitors.

In light of the many competitive challenges facing us, we may not be able to compete successfully. Increased competition could negatively impact our sales, operating results and business.

We depend on key domestic and foreign vendors for timely and effective sourcing of our merchandise, and we are subject to various risks and uncertainties that might affect our vendors' ability to produce quality merchandise.

Our performance depends on our ability to purchase our merchandise in sufficient quantities at competitive prices. We purchase our merchandise from numerous foreign and domestic manufacturers and importers. We have no contractual assurances of continued supply, pricing or access to new products, and any vendor could change the terms upon which they sell to us or discontinue selling to us at any time. We may not be able to acquire desired merchandise in sufficient quantities on terms acceptable to us in the future. Better than expected sales demand may also lead to customer backorders and lower in-stock positions of our products.

Any inability to acquire suitable merchandise on acceptable terms or the loss of one or more key vendors could have a negative effect on our business and operating results because we would be missing products that we felt were important to our assortment, unless and until alternative supply arrangements are secured. We may not be able to develop relationships with new vendors, and products from alternative sources, if any, may be of a lesser quality and/or more expensive than those we currently purchase.

In addition, we are subject to certain risks, including availability of raw materials, labor disputes, union organizing activities, vendor financial liquidity, inclement weather, natural disasters, rising fuel prices and general economic and political conditions, that could limit our vendors' ability to provide us with quality merchandise on a timely basis and at a price that is commercially acceptable. For these or other reasons, one or more of our vendors might not adhere to our quality control standards, and we might not identify the deficiency before merchandise ships to our stores or customers. In addition, our vendors may have difficulty adjusting to our changing demands and growing business. Our vendors' failure to manufacture or import quality merchandise in a timely and effective manner could damage our reputation and brands, and could lead to an increase in customer litigation against us and an attendant increase in our routine litigation costs.

Our dependence on foreign vendors subjects us to a variety of risks and uncertainties.

In fiscal 2004, we sourced our products from manufacturers in 38 countries outside of the United States. Approximately 62% of our merchandise purchases were foreign-sourced, primarily from Asia and Europe. Our dependence on foreign vendors means that we may be affected by declines in the relative value of the U.S. dollar to other foreign currencies. Although substantially all of our foreign purchases of merchandise are negotiated and paid for in U.S. dollars, declines in foreign currencies and currency exchange rates might negatively affect the profitability and business prospects of one or more of our foreign vendors. This, in turn, might cause such foreign vendors to demand higher prices for merchandise, delay merchandise shipments to us, or discontinue selling to us, any of which could ultimately reduce our sales or increase our costs.

We are also subject to other risks and uncertainties associated with changing economic and political conditions in foreign countries. These risks and uncertainties include import duties and quotas, concerns over anti-dumping, work stoppages, economic uncertainties (including inflation), foreign government regulations, war and fears of war, political unrest, natural disasters, rising fuel prices and other trade restrictions. We cannot predict whether any of the countries in which our products are currently manufactured or may be manufactured in the future will be subject to trade restrictions imposed by the U.S. or foreign governments or the likelihood, type or effect of any such restrictions. Any event causing a disruption or delay of imports from foreign vendors, including the imposition of additional import restrictions, restrictions on the transfer of funds and/or increased tariffs or quotas, or both, against home-centered items could increase the cost or reduce the supply of merchandise available to us and adversely affect our business, financial condition and operating results. Furthermore, some or all of our foreign vendors' operations may be adversely affected by political and financial instability resulting in the disruption of trade from exporting countries, restrictions on the transfer of funds and/or other trade disruptions.

In addition, although we continue to improve our global compliance program, there remains a risk that one or more of our foreign vendors will not adhere to our global compliance standards such as fair labor standards and the prohibition on child labor. Non-governmental organizations might attempt to create an unfavorable impression of our sourcing practices or the practices of some of our vendors that could harm our image. If either of these occurs, we could lose customer goodwill and favorable brand recognition, which could negatively affect our business and operating results.

The growth of our sales and profits depends, in large part, on our ability to successfully open new stores.

In each of the past three fiscal years, approximately 60% of our net revenues have been generated by our retail stores. During 2004, we opened 43 new and 17 remodeled retail stores as part of our growth strategy. The growth of our sales and profits depend, in large part, on our ability to successfully open new stores.

Our ability to open additional stores successfully will depend upon a number of factors, including:

- our identification and availability of suitable store locations;
- our success in negotiating leases on acceptable terms;
- our ability to secure required governmental permits and approvals;
- our hiring and training of skilled store operating personnel, especially management;
- our timely development of new stores, including the availability of construction materials and labor and the absence of significant construction and other delays in store openings based on weather or other events;
- the availability of financing on acceptable terms, if at all; and
- general economic conditions.

Many of these factors are beyond our control. For example, for the purpose of identifying suitable store locations, we rely, in part, on demographic surveys regarding the location of consumers in our target market segments. While we believe that the surveys and other relevant information are helpful indicators of suitable store locations, we recognize that the information sources cannot predict future consumer preferences and buying trends with complete accuracy. In addition, changes in demographics, in the types of merchandise that we sell and in the pricing of our products may reduce the number of suitable store locations. Further, time frames for lease negotiations and store development vary from location to location and can be subject to unforeseen delays. Construction and other delays in store openings could have a negative impact on our business and operating results. We may not be able to open new stores or, if opened, operate those stores profitably.

We must timely and effectively deliver merchandise to our stores and customers.

We cannot control all of the various factors that might affect our fulfillment rates in direct-to-customer sales and timely and effective merchandise delivery to our stores. We rely upon third party carriers for our merchandise shipments and reliable data regarding the timing of those shipments, including shipments to our customers and to and from all of our stores. Accordingly, we are subject to the risks, including labor disputes such as the west coast port strike of 2002, union organizing activity, inclement weather, natural disasters, and possible acts of terrorism associated with such carriers' ability to provide delivery services to meet our shipping needs. Failure to deliver merchandise in a timely and effective manner could damage our reputation and brands. In addition, fuel costs have increased substantially and airline companies struggle to operate profitably, which could lead to increased fulfillment expenses. The increased fulfillment costs could negatively affect our business and operating results by increasing our transportation costs and, therefore, decreasing the efficiency of our shipments.

Our failure to successfully manage our order-taking and fulfillment operations and our e-commerce websites could have a negative impact on our business.

The operation of our direct-to-customer business depends on our ability to maintain the efficient and uninterrupted operation of our order-taking and fulfillment operations and our e-commerce websites. Disruptions or slowdowns in these areas could result from disruptions in telephone service or power outages, inadequate system capacity, system issues, security breaches, human error, changes in programming, union organizing activity, natural disasters or adverse weather conditions. These problems could result in a reduction in sales as well as increased selling, general and administrative expenses.

In addition, we face the risk that we cannot hire enough qualified employees, especially during our peak season, to support our direct-to-customer operations, due to war or other circumstances that reduce the relevant workforce. The need to operate with fewer employees could negatively impact our customer service levels and our operations.

Our facilities and systems, as well as those of our vendors, are vulnerable to natural disasters and other unexpected events, and any of these events could result in an interruption in our business.

Our corporate offices, distribution centers, infrastructure projects and direct-to-customer operations, as well as the operations of vendors from which we receive goods and services, are vulnerable to damage from earthquakes, fire, floods, power loss, telecommunications failures, and similar events. If any of these events results in damage to our facilities or systems, or those of our vendors, we may experience interruptions in our business until the damage is repaired, resulting in the potential loss of customers and revenues. In addition, we may incur costs in repairing any damage beyond our applicable insurance coverage.

We experience fluctuations in our comparable store sales.

Our success depends, in part, upon our ability to increase sales at our existing stores. Various factors affect comparable store sales, including the number of stores we open, close and expand in any period, the general retail sales environment, consumer preferences and buying trends, changes in sales mix among distribution channels, our ability to efficiently source and distribute products, changes in our merchandise mix, competition, current local and global economic conditions, the timing of our releases of new merchandise and promotional events, the success of marketing programs, and the cannibalization of existing store sales by new stores. Among other things, weather conditions can affect comparable store sales because inclement weather can require us to close certain stores temporarily and thus reduce store traffic. Even if stores are not closed, many customers may decide to avoid going to stores in bad weather. These factors may cause our comparable store sales results to differ materially from prior periods and from earnings guidance we have provided.

Our comparable store sales have fluctuated significantly in the past on an annual, quarterly and monthly basis, and we expect that comparable store sales will continue to fluctuate in the future. Our comparable store sales increases for fiscal years 2004, 2003 and 2002 were 3.5%, 4.0% and 2.7%, respectively. Past comparable store sales are no indication of future results, and comparable store sales may decrease in the future. Our ability to maintain and improve our comparable store sales results depends in large part on maintaining and improving our forecasting of customer demand and buying trends, selecting effective marketing techniques, providing an appropriate mix of merchandise for our broad and diverse customer base and using more effective pricing strategies. Any failure to meet the comparable store sales expectations of investors and security analysts in one or more future periods could significantly reduce the market price of our common stock.

Our failure to successfully manage the costs and performance of our catalog mailings might have a negative impact on our business.

Postal rate increases, paper costs, printing costs and other catalog distribution costs affect the cost of our catalog mailings. We rely on discounts from the basic postal rate structure, such as discounts for bulk mailings and sorting by zip code and carrier routes. Our cost of paper has fluctuated significantly during the past three fiscal years, and our paper costs are expected to increase in the future. Although we have entered into a long-term contract for catalog printing, this contract offers no assurance that our catalog production costs will not substantially increase following its expiration. Future increases in postal rates or paper or printing costs would have a negative impact on our operating results to the extent that we are unable to pass such increases on directly to customers or offset such increases by raising prices or by implementing more efficient printing, mailing, delivery and order fulfillment systems.

We have historically experienced fluctuations in customer response to our catalogs. Customer response to our catalogs is substantially dependent on merchandise assortment, merchandise availability and creative presentation, as well as the sizing and timing of delivery of the catalogs. In addition, environmental organizations may attempt to create an unfavorable impression of our paper use in catalogs. The failure to effectively produce or distribute our catalogs could affect the timing of catalog delivery, which could cause customers to forego or defer purchases.

We must successfully manage our Internet business.

The success of our Internet business depends, in part, on factors over which we have limited control. In addition to changing consumer preferences and buying trends relating to Internet usage, we are vulnerable to certain additional risks and uncertainties associated with the Internet, including changes in required technology interfaces, website downtime and other technical failures, changes in applicable federal and state regulation, security breaches, and consumer privacy concerns. Our failure to successfully respond to these risks and uncertainties might adversely affect the sales in our Internet business, as well as damage our reputation and brands.

Our failure to successfully anticipate merchandise returns might have a negative impact on our business.

We record a reserve for merchandise returns based on historical return trends together with current product sales performance in each reporting period. If actual returns are greater than those projected by management, additional sales returns might be recorded in the future. Actual merchandise returns may exceed our reserves. In addition, to the extent that returned merchandise is damaged, we may not receive full retail value from the resale or liquidation of the merchandise. Further, the introduction of new merchandise, changes in merchandise mix, changes in consumer confidence, or other competitive and general economic conditions may cause actual returns to exceed merchandise return reserves. Any significant increase in merchandise returns that exceeds our reserves could negatively impact our business and operating results.

We must successfully manage the complexities associated with a multi-channel and multi-brand business.

During the past few years, with the launch and expansion of our Internet business, new brands and brand expansions, our overall business has become substantially more complex. The changes in our business have forced us to develop new expertise and face new challenges, risks and uncertainties. For example, we face the risk that our Internet business might cannibalize a significant portion of our retail and catalog businesses. While we recognize that our Internet sales cannot be entirely incremental to sales through our retail and catalog channels, we seek to attract as many new customers as possible to our e-commerce websites. We continually analyze the business results of our three channels and the relationships among the channels, in an effort to find opportunities to build incremental sales. However, as our Internet business grows and as we add e-commerce websites for more of our concepts, these increased Internet sales may cannibalize a portion of our retail and catalog businesses.

We may not be able to introduce new brands and brand extensions, or to re-position existing brands, to improve our business.

We have recently introduced three new brands – West Elm, PBteen and Williams-Sonoma Home, and repositioned our Hold Everything brand, and may introduce new brands and brand extensions, or reposition existing brands, in the future. If we devote time and resources to new brands, brand extensions or brand repositioning, and those businesses are not as successful as we planned, then we risk damaging our overall business results. Alternatively, if our new brands, brand extensions or repositioned brands prove to be very successful, we risk hurting our other existing brands through the potential migration of existing brand customers to the new businesses. We may not be able to introduce new brands, brand extensions or to reposition brands in a manner that improves our overall business and operating results.

Our inability to obtain commercial insurance at acceptable prices might have a negative impact on our business.

Insurance costs continue to be volatile, affected by natural catastrophes, fear of terrorism and financial irregularities and other fraud at publicly-traded companies. We believe that commercial insurance coverage is prudent for risk management and insurance costs may increase substantially in the future. In addition, for certain types or levels of risk, such as risks associated with earthquakes or terrorist attacks, we might determine that we cannot obtain commercial insurance at acceptable prices. Therefore, we might choose to forego or limit our purchase of relevant commercial insurance, choosing instead to self-insure one or more types or levels of risks. If we suffer a substantial loss that is not covered by commercial insurance, the loss and attendant expenses could negatively impact our business and operating results.

Our inability or failure to protect our intellectual property would have a negative impact on our business.

Our trademarks, service marks, copyrights, patents, trade dress rights, trade secrets, domain names and other intellectual property are valuable assets that are critical to our success. The unauthorized reproduction or other misappropriation of our intellectual property could diminish the value of our brands or goodwill and cause a decline in our sales. We may not be able to adequately protect our intellectual property. In addition, the costs of defending our intellectual property may adversely affect our operating results.

We have been sued and may be named in additional lawsuits in a growing number of industry-wide business method patent litigation cases relating to our business operations.

There appears to be a growing number of business method patent infringement lawsuits instituted against companies such as ours. The plaintiff in each case claims to hold a patent that covers certain technology or methodologies which are allegedly infringed by the operation of the defendants' business. We are currently a defendant in such patent infringement cases and may be named in others in the future, as part of an industry-wide trend. Even in cases where a plaintiff's claim lacks merit, the defense costs in a patent infringement case can be high. Additional patent infringement claims may be brought against us, and the cost of defending such claims or the ultimate resolution of such claims may negatively impact our business and operating results.

We need to successfully manage our employment, occupancy and other operating costs.

To be successful, we need to manage our operating costs and continue to look for opportunities to reduce costs. We recognize that we may need to increase the number of our employees, especially in peak sales seasons, and incur other expenses to support new brands and brand extensions, as well as the opening of new stores and direct-to-customer growth of our existing brands. Although we strive to secure long-term contracts with our service providers and other vendors and to otherwise limit our financial commitment to them, we may not be able to avoid unexpected operating cost increases in the future. In addition, there appears to be a growing number of wage and hour lawsuits against retail companies, especially in California. We are currently a defendant in such cases and may be named in others in the future.

From time to time we may also experience union organizing activity in currently non-union distribution facilities, stores and direct-to-customer operations. Union organizing activity may result in work slowdowns or stoppages and higher labor costs, which would harm our business and operating results. Further, we incur substantial costs to warehouse and distribute our inventory. Significant increases in our inventory levels may result in increased warehousing and distribution costs. Higher than expected costs, particularly if coupled with lower than expected sales, would negatively impact our business and operating results.

We are planning certain systems changes that might disrupt our supply chain operations.

Our success depends on our ability to source and distribute merchandise efficiently through appropriate systems and procedures. We are in the process of substantially modifying our information technology systems supporting the product pipeline, including design, sourcing, merchandise planning, forecasting and purchase order, inventory, distribution, transportation and price management. Modifications will involve updating or replacing legacy systems with successor systems during the course of several years. There are inherent risks associated with replacing our core systems, including supply chain and merchandising systems disruptions that affect our ability to get the correct products into the appropriate stores and delivered to customers. We may not successfully launch these new systems, or the launch may result in supply chain and merchandising systems disruptions. Any such disruptions could negatively impact our business and operating results.

We are implementing changes to our data center information technology infrastructure that might disrupt our business and cost more than expected.

We have engaged IBM to host and manage certain aspects of our data center information technology infrastructure. Accordingly, we are subject to the risks associated with IBM's ability to provide information technology services to meet our needs. Our operations will depend significantly upon IBM's and our ability to make our servers, software applications and websites available and to protect our data from damage or interruption from human error, computer viruses, intentional acts of vandalism, labor disputes, natural disasters and similar events. If the cost of IBM hosting and managing certain aspects of our data center information technology infrastructure is more than expected, or if IBM or we are unable to adequately protect our data and information is lost or our ability to deliver our services is interrupted, then our business and results of operations may be negatively impacted.

Our operating and financial performance in any given period might not meet the extensive guidance that we have provided to the public.

We provide extensive public guidance on our expected operating and financial results for future periods. Although we believe that this guidance provides investors and analysts with a better understanding of management's expectations for the future, and is useful to our shareholders and potential shareholders, such guidance is comprised of forward-looking statements subject to the risks and uncertainties described in this report and in our other public filings and public statements. Our guidance may not always be accurate. If in the future our operating or financial results for a particular period do not meet our guidance or the expectations of investment analysts or if we reduce our guidance for future periods, the market price of our common stock could decline.

Our quarterly results of operations might fluctuate due to a variety of factors, including seasonality.

Our quarterly results have fluctuated in the past and may fluctuate in the future, depending upon a variety of factors, including shifts in the timing of holiday selling seasons, including Valentine's Day, Easter, Halloween, Thanksgiving and Christmas, and the strategic importance of fourth quarter results. A significant portion of our revenues and net earnings have been realized during the period from October through December. In anticipation of increased holiday sales activity, we incur certain significant incremental expenses, including the hiring of a substantial number of temporary employees to supplement our existing workforce. If, for any reason, we were to realize significantly lower-than-expected revenues or net earnings during the October through December selling season, our business and results of operations would be materially adversely affected.

We may require external funding sources for operating funds.

We regularly review and evaluate our liquidity and capital needs. We currently believe that our available cash, cash equivalents, cash flow from operations and cash available under our existing credit facilities will be sufficient to finance our operations and expected capital requirements for at least the next twelve months. However, as we continue to grow, we might experience peak periods for our cash needs during the course of our fiscal year, and we might need additional external funding to support our operations. Although we believe we would have access to additional debt and/or capital market funding if needed, such funds may not be available to us on acceptable terms. If the cost of such funds is greater than expected, it could adversely affect our expenses and our operating results.

We are exposed to potential risks from recent legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002.

We have evaluated our internal controls in order to allow management to report on, and our registered independent public accounting firm to attest to, our internal controls, as required by Section 404 of the Sarbanes-Oxley Act of 2002. We have performed the system and process evaluation and testing required in an effort to comply with the management certification and auditor attestation requirements of Section 404. As a result, we have incurred significant additional expenses and a diversion of management's time. If we are not able to continue to meet the requirements of Section 404 in a timely manner or with adequate compliance, we might be required to disclose material weaknesses if they develop or are uncovered and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC or the NYSE. Any such action could negatively impact the financial market's perception of us and our business.

Changes to existing accounting rules or regulations may adversely affect our results of operations.

Changes to existing accounting rules or regulations may impact our future results of operations. For example, on December 16, 2004, the FASB issued SFAS No. 123R, "Share Based Payment," which will require us, starting in the third quarter of fiscal year 2005, to measure and record compensation expense for all employee share-based compensation awards using a fair value method. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. Future changes to accounting rules or regulations or the questioning of current accounting practices, may adversely affect our results of operations.

Changes to estimates related to our property and equipment, or results that are lower than our current estimates at certain store locations, may cause us to incur impairment charges.

We make certain estimates and projections in connection with impairment analyses for certain of our store locations in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." We review for impairment all stores for which current cash flows from operations are negative or the construction costs are significantly in excess of the amount originally expected. Impairment results when the carrying value of the asset exceeds the undiscounted future cash flows over the life of the lease. These calculations require us to make a number of estimates and projections of future results, often up to twenty years into the future. If these estimates or projections change or prove incorrect, we may be required to take impairment charges on certain of these store locations. If these impairment charges are significant, our results of operations would be adversely affected.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks, which include changes in U.S. interest rates and foreign exchange rates. We do not engage in financial transactions for trading or speculative purposes.

Interest Rate Risk

The interest payable on our credit facility, industrial development bonds and the bond-related debt associated with our Memphis-based distribution facilities is based on variable interest rates and is therefore affected by changes in market interest rates. If interest rates on existing variable rate debt rose 33 basis points (an approximate 10% increase in the associated variable rates as of January 30, 2005), our results from operations and cash flows would not be materially affected.

In addition, we have fixed and variable income investments consisting of short-term investments classified as cash and cash equivalents, which are also affected by changes in market interest rates. An increase in interest rates of 10% would have an immaterial effect on the value of these investments. Declines in interest rates would, however, decrease the income derived from these investments.

Foreign Currency Risks

We purchase a significant amount of inventory from vendors outside of the U.S. in transactions that are denominated in U.S. dollars. Approximately 7% of our international purchase transactions are in currencies other than the U.S. dollar. As of January 30, 2005, any currency risks related to these transactions were not significant to us. A decline in the relative value of the U.S. dollar to other foreign currencies could, however, lead to increased purchasing costs.

As of January 30, 2005, we have 11 retail stores in Canada, which expose us to market risk associated with foreign currency exchange rate fluctuations. As necessary, we have utilized 30-day foreign currency contracts to minimize any currency remeasurement risk associated with intercompany assets and liabilities of our Canadian subsidiary. These contracts are accounted for by adjusting the carrying amount of the contract to market and recognizing any gain or loss in selling, general and administrative expenses in each reporting period. We did not enter into any new foreign currency contracts during fiscal 2004. Any gain or loss associated with these contracts in prior years was not material to us.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Williams-Sonoma, Inc.
Consolidated Statements of Earnings

	Fiscal Year Ended		
Dollars and shares in thousands, except per share amounts	Jan. 30, 2005	Feb. 1, 2004	Feb. 2, 2003
Net revenues	$3,136,931	$2,754,368	$2,360,830
Cost of goods sold	1,865,786	1,643,791	1,409,229
Gross margin	1,271,145	1,110,577	951,601
Selling, general and administrative expenses	961,176	855,790	749,299
Interest income	(1,939)	(873)	(1,421)
Interest expense	1,703	22	1,441
Earnings before income taxes	310,205	255,638	202,282
Income taxes	118,971	98,427	77,879
Net earnings	$ 191,234	$ 157,211	$ 124,403
Basic earnings per share	$ 1.65	$ 1.36	$ 1.08
Diluted earnings per share	$ 1.60	$ 1.32	$ 1.04
Shares used in calculation of earnings per share:			
Basic	116,159	115,583	115,100
Diluted	119,347	119,016	119,550

See Notes to Consolidated Financial Statements.

Form 10-K

Williams-Sonoma, Inc.
Consolidated Balance Sheets

Dollars and shares in thousands, except per share amounts	Jan. 30, 2005	Feb. 1, 2004
ASSETS		
Current assets		
Cash and cash equivalents	$ 239,210	$ 163,910
Accounts receivable (less allowance for doubtful accounts of $217 and $207)	42,520	31,573
Merchandise inventories – net	452,421	404,100
Prepaid catalog expenses	53,520	38,465
Prepaid expenses	38,018	24,780
Deferred income taxes	39,015	20,532
Other assets	9,061	4,529
Total current assets	873,765	687,889
Property and equipment – net	852,412	765,030
Other assets (less accumulated amortization of $2,066 and $1,682)	19,368	17,816
Total assets	$1,745,545	$1,470,735
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 173,781	$ 155,888
Accrued salaries, benefits and other	86,767	78,674
Customer deposits	148,535	116,173
Income taxes payable	72,052	64,525
Current portion of long-term debt	23,435	8,988
Other liabilities	17,587	18,636
Total current liabilities	522,157	442,884
Deferred rent and lease incentives	212,193	176,015
Long-term debt	19,154	28,389
Deferred income tax liabilities	21,057	8,887
Other long-term obligations	13,322	9,969
Total liabilities	787,883	666,144
Commitments and contingencies – See Note L		
Shareholders' equity		
Preferred stock, $.01 par value, 7,500 shares authorized, none issued	—	—
Common stock, $.01 par value, 253,125 shares authorized, 115,372 shares issued and outstanding at January 30, 2005; 115,827 shares issued and outstanding at February 1, 2004	1,154	1,158
Additional paid-in capital	286,720	252,325
Retained earnings	664,619	547,821
Accumulated other comprehensive income	5,169	3,287
Total shareholders' equity	957,662	804,591
Total liabilities and shareholders' equity	$1,745,545	$1,470,735

See Notes to Consolidated Financial Statements.

Williams-Sonoma, Inc.
Consolidated Statements of Shareholders' Equity

Dollars and shares in thousands	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Deferred Stock-Based Compensation	Treasury Stock	Total Shareholders' Equity	Comprehensive Income
Balance at February 3, 2002	114,486	$1,165	$169,996	$392,300	($ 116)	($7,541)	($23,273)	$532,531	
Net earnings	—	—	—	124,403	—	—	—	124,403	$124,403
Foreign currency translation adjustment and related tax effect	—	—	—	—	105	—	—	105	105
Exercise of stock options and related tax effect	2,019	20	32,721	—	—	—	—	32,741	
Repurchase and retirement of common stock	(2,188)	(42)	(6,458)	(69,866)	—	—	23,273	(53,093)	
Amortization of deferred stock-based compensation	—	—	—	—	—	7,291	—	7,291	
Comprehensive income									$124,508
Balance at February 2, 2003	114,317	1,143	196,259	446,837	(11)	(250)	—	643,978	
Net earnings	—	—	—	157,211	—	—	—	157,211	$157,211
Foreign currency translation adjustment and related tax effect	—	—	—	—	3,298	—	—	3,298	3,298
Exercise of stock options and related tax effect	3,295	33	59,516	—	—	—	—	59,549	
Repurchase and retirement of common stock	(1,785)	(18)	(3,450)	(56,227)	—	—	—	(59,695)	
Amortization of deferred stock-based compensation	—	—	—	—	—	250	—	250	
Comprehensive income									$160,509
Balance at February 1, 2004	115,827	1,158	252,325	547,821	3,287	—	—	804,591	
Net earnings	—	—	—	191,234	—	—	—	191,234	$191,234
Foreign currency translation adjustment	—	—	—	—	1,882	—	—	1,882	1,882
Exercise of stock options and related tax effect	1,818	18	39,257	—	—	—	—	39,275	
Repurchase and retirement of common stock	(2,273)	(22)	(4,862)	(74,436)	—	—	—	(79,320)	
Comprehensive income									$193,116
Balance at January 30, 2005	115,372	$1,154	$286,720	$664,619	$ 5,169	$ —	$ —	$957,662	

See Notes to Consolidated Financial Statements.

Williams-Sonoma, Inc.
Consolidated Statements of Cash Flows

	Fiscal Year Ended		
Dollars in thousands	Jan. 30, 2005	Feb. 1, 2004	Feb. 2, 2003
Cash flows from operating activities:			
Net earnings	$ 191,234	$ 157,211	$ 124,403
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	111,624	99,534	91,484
Net loss on disposal of assets	1,080	2,353	2,897
Amortization of deferred lease incentives	(22,530)	(19,513)	(16,063)
Deferred income taxes	(6,254)	(6,472)	(2,516)
Tax benefit from exercise of stock options	13,085	20,429	13,190
Amortization of deferred stock-based compensation	—	250	7,291
Other	335	—	93
Changes in:			
Accounts receivable	(10,900)	2,796	(2,121)
Merchandise inventories	(48,017)	(82,196)	(71,850)
Prepaid catalog expenses	(15,056)	(3,302)	(5,641)
Prepaid expenses and other assets	(19,702)	(15,161)	(5,331)
Accounts payable	17,773	(11,358)	66,818
Accrued salaries, benefits and other	9,955	(1,020)	(31,740)
Customer deposits	32,273	23,014	70,100
Deferred rent and lease incentives	42,080	34,800	50,192
Income taxes payable	7,457	7,986	18,954
Net cash provided by operating activities	304,437	209,351	310,160
Cash flows from investing activities:			
Purchases of property and equipment	(181,453)	(211,979)	(156,181)
Proceeds from sale of property and equipment	—	—	731
Net cash used in investing activities	(181,453)	(211,979)	(155,450)
Cash flows from financing activities:			
Proceeds from bond issuance	15,000	—	—
Repayments of long-term obligations	(9,789)	(7,610)	(7,378)
Proceeds from exercise of stock options	26,190	39,120	19,551
Repurchase of common stock	(79,320)	(59,695)	(48,361)
Credit facility costs	(288)	(41)	(549)
Net cash used in financing activities	(48,207)	(28,226)	(36,737)
Effect of exchange rates on cash and cash equivalents	523	1,269	148
Net increase (decrease) in cash and cash equivalents	75,300	(29,585)	118,121
Cash and cash equivalents at beginning of year	163,910	193,495	75,374
Cash and cash equivalents at end of year	$ 239,210	$ 163,910	$ 193,495
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest[1]	$ 3,585	$ 2,367	$ 2,937
Income taxes	105,910	79,184	50,240
Non cash investing and financing activities:			
Assets acquired under capital lease obligations	—	1,275	986
Consolidation of Memphis-based distribution facilities:			
Fixed assets assumed	—	19,512	—
Long-term debt assumed	—	18,223	—
Other long-term liabilities assumed	—	1,289	—

[1] *Interest paid, net of capitalized interest, was $1.9 million, $0.2 million and $1.7 million in fiscal 2004, 2003 and 2002, respectively.*

See Notes to Consolidated Financial Statements.

Note A: Summary of Significant Accounting Policies

We are a specialty retailer of products for the home. The retail segment of our business sells our products through our five retail store concepts (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, Hold Everything, and West Elm). The direct-to-customer segment of our business sells similar products through our eight direct-mail catalogs (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, Pottery Barn Bed + Bath, PBteen, Hold Everything, West Elm and Williams-Sonoma Home) and six e-commerce websites (williams-sonoma.com, potterybarn.com, potterybarnkids.com, pbteen.com, westelm.com and holdeverything.com). The catalogs reach customers throughout the U.S., while the five retail concepts currently operate 552 stores in 43 states, Washington, D.C. and Canada. Significant intercompany transactions and accounts have been eliminated.

Fiscal Year Our fiscal year ends on the Sunday closest to January 31, based on a 52/53-week year. Fiscal years 2004, 2003 and 2002 ended on January 30, 2005 (52 weeks), February 1, 2004 (52 weeks) and February 2, 2003 (52 weeks), respectively.

Cash Equivalents Cash equivalents include highly liquid investments with an original maturity of three months or less. Our policy is to invest in high-quality, short-term instruments to achieve maximum yield while maintaining a level of liquidity consistent with our needs. Book cash overdrafts issued but not yet presented to the bank for payment are reclassified to accounts payable.

Allowance for Doubtful Accounts A summary of activity in the allowance for doubtful accounts is as follows:

Dollars in thousands	Fiscal 2004	Fiscal 2003	Fiscal 2002
Balance at beginning of year	$207	$ 64	$ 491
Provision for loss on accounts receivable	10	143	38
Accounts written off	—	—	(465)
Balance at end of year	$217	$207	$ 64

Merchandise Inventories Merchandise inventories, net of an allowance for excess quantities and obsolescence, are stated at the lower of cost (weighted average method) or market. We estimate a provision for damaged, obsolete, excess and slow-moving inventory based on inventory aging reports and specific identification. We reserve, based on inventory aging reports, for 50% of the cost of all inventory between one and two years old and 100% of the cost of all inventory over two years old. If actual obsolescence is different from our estimate, we will adjust our provision accordingly. Specific reserves are also recorded in the event the cost of the inventory exceeds the fair market value. In addition, on a monthly basis, we estimate a reserve for expected shrinkage at the concept and channel level based on historical shrinkage factors and our current inventory levels. Actual shrinkage is recorded at year-end based on the results of our physical inventory count and can vary from our estimates due to such factors as changes in operations within our distribution centers, the mix of our inventory (which ranges from large furniture to small tabletop items) and execution against loss prevention initiatives in our stores, off-site storage locations, and our third party transportation providers.

Approximately 62%, 61% and 58% of our merchandise purchases in fiscal 2004, fiscal 2003 and fiscal 2002, respectively, were foreign-sourced, primarily from Asia and Europe.

Prepaid Catalog Expenses Prepaid catalog expenses consist of third party incremental direct costs, including creative design, paper, printing, postage and mailing costs for all of our direct response catalogs. Such costs are capitalized as prepaid catalog expenses and are amortized over their expected period of future benefit. Such amortization is based upon the ratio of actual revenues to the total of actual and estimated future revenues on an individual catalog basis. Estimated future revenues are based upon various factors such as the total number of catalogs and pages circulated, the probability and magnitude of consumer response and the assortment of merchandise offered. Each catalog is generally fully amortized over a six to nine month period, with the majority of the amortization occurring within the first four to five months. Prepaid catalog expenses are evaluated for realizability on a monthly basis by comparing the carrying amount associated with each catalog to the estimated probable remaining future profitability (remaining net revenues less merchandise cost of goods sold, selling expenses and catalog related-costs) associated with that catalog. If the catalog is not expected to be profitable, the carrying amount of the catalog is impaired accordingly. Catalog advertising expenses were $278,169,000, $250,337,000 and $205,792,000 in fiscal 2004, fiscal 2003 and fiscal 2002, respectively.

Property and Equipment Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets below. Any reduction in the estimated lives would result in higher depreciation expense for the related assets.

Leasehold improvements	Shorter of estimated useful life or lease term (generally 3 – 22 years)
Fixtures and equipment	2 – 20 years
Buildings and building improvements	12 – 40 years
Capitalized software	2 – 10 years
Corporate aircraft	20 years (20% salvage value)
Capital leases	Shorter of estimated useful life or lease term (generally 4 – 5 years)

Internally developed software costs are capitalized in accordance with American Institute of Certified Public Accountants Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use."

Interest costs related to assets under construction and software projects are capitalized during the construction or development period. We capitalized interest costs of $1,689,000, $2,142,000 and $1,269,000 in fiscal 2004, fiscal 2003 and fiscal 2002, respectively.

For any early store closures where a lease obligation still exists, we record the estimated future liability associated with the rental obligation on the date the store is closed in accordance with Statement of Financial Accounting Standards ("SFAS") No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." However, most store closures occur upon the lease expiration.

We review the carrying value of all long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we review for impairment all stores for which current cash flows from operations are negative or the construction costs are significantly in excess of the amount originally expected. Impairment results when the carrying value of the assets exceeds the undiscounted future cash flows over the life of the lease. Our estimate of undiscounted future cash flows over the lease term (typically 5 to 22 years) is based upon our experience, historical operations of the stores and estimates of future store profitability and economic conditions. The future estimates of store profitability and economic conditions require estimating such factors as sales growth, employment rates, lease escalations, inflation on operating expenses and the overall economics of the retail industry for up to twenty years in the future, and are therefore subject to variability and difficult to predict. If a long-lived asset is found to be impaired, the amount recognized for impairment is equal to the difference between the carrying value and the asset's fair value. The fair value is estimated based upon future cash flows (discounted at a rate that approximates our weighted average cost of capital) or other reasonable estimates of fair market value.

Lease Rights and Other Intangible Assets Lease rights, representing costs incurred to acquire the lease of a specific commercial property, are recorded at cost in other assets and are amortized over the lives of the respective leases. Other intangible assets include fees associated with the acquisition of our credit facility and are recorded at cost in other assets and amortized over the life of the facility.

Self-Insured Liabilities We are primarily self-insured for workers' compensation, employee health benefits and product and general liability insurance. We record self-insurance liabilities based on claims filed, including the development of those claims, and an estimate of claims incurred but not yet reported. Factors affecting this estimate include future inflation rates, changes in severity, benefit level changes, medical costs, and claim settlement patterns. Should a different amount of claims occur compared to what was estimated or costs of the claims increase or decrease beyond what was anticipated, reserves may need to be adjusted accordingly in future periods. Our workers' compensation liability is determined by an actuary. Reserves for self-insurance liabilities are recorded within accrued salaries, benefits and other on our consolidated balance sheet.

Customer Deposits Customer deposits are primarily comprised of unredeemed gift certificates and merchandise credits and deferred revenue related to undelivered merchandise. We maintain a liability for unredeemed gift certificates and merchandise credits until the earlier of redemption, escheatment or seven years. After seven years, the remaining unredeemed gift certificate or merchandise credit liability is relieved and recorded within selling, general and administrative expenses.

Deferred Rent and Lease Incentives For leases that contain fixed escalations of the minimum annual lease payment during the original term of the lease, we recognize rental expense on a straight-line basis over the lease term, including the construction period, and record the difference between rent expense and the amount currently payable as deferred rent. Any rental expense incurred during the construction period is capitalized as a leasehold improvement within property and equipment and depreciated over the lease term. Deferred lease incentives include construction allowances received from landlords, which are amortized on a straight-line basis over the lease term, including the construction period.

Contingent Liabilities Contingent liabilities are recorded when it is determined that the outcome of an event is expected to result in a loss that is considered probable and reasonably estimable.

Fair Value of Financial Instruments The carrying value of cash and cash equivalents, accounts receivable, investments, accounts payable and debt approximates their estimated fair values.

Revenue Recognition We recognize revenues and the related cost of goods sold (including shipping costs) at the time the products are received by customers in accordance with the provisions of Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements" as amended by SAB No. 104, "Revenue Recognition." Revenue is recognized for retail sales (excluding home-delivered merchandise) at the point of sale in the store and for home-delivered merchandise and direct-to-customer sales when the merchandise is delivered to the customer. Discounts provided to customers are accounted for as a reduction of sales. We record a reserve for estimated product returns in each reporting period. Shipping and handling fees charged to the customer are recognized as revenue at the time the products are delivered to the customer.

Sales Returns Reserve Our customers may return purchased items for an exchange or refund. We record a reserve for estimated product returns, net of cost of goods sold, based on historical return trends together with current product sales performance. If actual returns, net of cost of goods sold, are different than those projected by management, the estimated sales returns reserve will be adjusted accordingly. A summary of activity in the sales returns reserve is as follows:

Dollars in thousands	Fiscal 2004	Fiscal 2003	Fiscal 2002
Balance at beginning of year	$ 12,281	$ 10,292	$ 8,488
Provision for sales returns	215,715	182,829	163,998
Actual sales returns	(214,490)	(180,840)	(162,194)
Balance at end of year	$ 13,506	$ 12,281	$ 10,292

Vendor Allowances We may receive allowances or credits from vendors for volume rebates. In accordance with Emerging Issues Task Force ("EITF") 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor," our accounting policy is to treat such volume rebates as an offset to the cost of the product or services provided at the time the expense is recorded. These allowances and credits received are primarily recorded in cost of goods sold or in selling, general and administrative expenses.

Foreign Currency Translation The functional currency of our Canadian subsidiary is the Canadian dollar. Assets and liabilities are translated into U.S. dollars using the current exchange rates in effect at the balance sheet date, while revenues and expenses are translated at the average exchange rates during the period. The resulting translation adjustments are recorded as other comprehensive income within shareholders' equity. Gains and losses resulting from foreign currency transactions have not been significant and are included in selling, general and administrative expenses.

Financial Instruments As of January 30, 2005, we have 11 retail stores in Canada, which expose us to market risk associated with foreign currency exchange rate fluctuations. As necessary, we have utilized 30-day foreign currency contracts to minimize any currency remeasurement risk associated with intercompany assets and liabilities of our Canadian subsidiary. These contracts are accounted for by adjusting the carrying amount of the contract to market and recognizing any gain or loss in selling, general and administrative expenses in each reporting period. We did not enter into any new foreign currency contracts during fiscal 2004. Any gain or loss associated with these contracts in prior years was not material to us.

Income Taxes Income taxes are accounted for using the asset and liability method. Under this method, deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements.

Earnings Per Share Basic earnings per share is computed as net earnings divided by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed based on the weighted average number of common shares outstanding for the period, plus common stock equivalents consisting of shares subject to stock options.

Stock-Based Compensation We account for stock options granted to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense has been recognized in the consolidated financial statements for stock options. SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure," however, requires the disclosure of pro forma net earnings and earnings per share as if we had adopted the fair value method. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models. These models require subjective assumptions, including future stock price volatility and expected time to exercise, which affect the calculated values. Our calculations are based on a single option valuation approach and forfeitures are recognized as they occur.

The following table illustrates the effect on net earnings and earnings per share as if we had applied the fair value recognition provisions of SFAS No. 123, as amended by SFAS No. 148, to all of our stock-based compensation arrangements.

	Fiscal Year Ended		
Dollars in thousands, except per share amounts	Jan. 30, 2005	Feb. 1, 2004	Feb. 2, 2003
Net earnings, as reported	$191,234	$157,211	$124,403
Add: Stock-based employee compensation expense included in reported net earnings, net of related tax effect	—	154	4,484
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect	(17,059)	(16,780)	(22,864)
Pro forma net earnings	$174,175	$140,585	$106,023
Basic earnings per share			
As reported	$ 1.65	$ 1.36	$ 1.08
Pro forma	1.50	1.22	0.92
Diluted earnings per share			
As reported	$ 1.60	$ 1.32	$ 1.04
Pro forma	1.47	1.16	0.87

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Fiscal Year Ended		
	Jan. 30, 2005	Feb. 1, 2004	Feb. 2, 2003
Dividend yield	—	—	—
Volatility	60.1%	63.9%	65.5%
Risk-free interest	3.9%	3.4%	5.1%
Expected term (years)	6.8	6.7	6.7

During fiscal 2001, we entered into employment agreements with certain executive officers. All stock-based compensation expense related to these agreements was fully recognized as of our first quarter ended May 4, 2003. We recognized approximately zero, $250,000 and $7,291,000 of stock-based compensation expense related to these employment agreements in fiscal 2004, fiscal 2003 and fiscal 2002, respectively.

New Accounting Pronouncements In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R, "Share Based Payment." SFAS No. 123R will require us to measure and record compensation expense in our consolidated financial statements for all employee share-based compensation awards using a fair value method. In addition, the adoption of SFAS No. 123R requires additional accounting and disclosure related to the income tax and cash flow effects resulting from share-based payment arrangements. We expect to adopt this Statement using the modified prospective application transition method beginning in the third quarter of fiscal 2005. We are currently in the process of determining the impact of the adoption of this Statement on our consolidated financial statements.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4," which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage. We are required to adopt the provisions of SFAS No. 151 effective January 30, 2006, however, early adoption is permitted. We do not expect the adoption of this Statement to have a material impact on our consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, "Exchange of Non-Monetary Assets — An Amendment of ARB Opinion No. 29," which requires non-monetary asset exchanges to be accounted for at fair value. We are required to adopt the provisions of SFAS No. 153 effective January 30, 2006, however, early adoption is permitted. We do not expect the adoption of this Statement to have a material impact on our consolidated financial position, results of operations or cash flows.

Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications Certain items in the fiscal 2003 and fiscal 2002 consolidated financial statements have been reclassified to conform to the fiscal 2004 presentation.

Note B: Property and Equipment

Property and equipment consist of the following:

Dollars in thousands	Jan. 30, 2005	Feb. 1, 2004
Leasehold improvements[1]	$ 600,249	$ 511,089
Fixtures and equipment[2]	398,826	345,060
Land and buildings[2]	131,471	131,341
Capitalized software	132,614	111,386
Corporate systems projects in progress[3]	77,077	54,585
Corporate aircraft	48,618	36,980
Construction in progress[4]	8,063	22,183
Capital leases	11,920	11,920
Total	1,408,838	1,224,544
Accumulated depreciation and amortization[2]	(556,426)	(459,514)
Property and equipment — net	$ 852,412	$ 765,030

[1]Includes approximately $17.4 million of leasehold improvements related to our lease accounting adjustment. See Note E.
[2]Includes approximately $28.4 million of land and buildings and $1.5 million of fixtures and equipment at January 30, 2005 and February 1, 2004 and $11.1 million and $10.4 million of related accumulated depreciation at January 30, 2005 and February 1, 2004, respectively, due to the consolidation of our Memphis-based distribution facilities. See Note F.
[3]Corporate systems projects in progress is primarily comprised of a new merchandising, inventory management and order management system currently under development.
[4]Construction in progress is primarily comprised of leasehold improvements and furniture and fixtures related to new, unopened retail stores.

Note C: Borrowing Arrangements

Long-term debt consists of the following:

Dollars in thousands	Jan. 30, 2005	Feb. 1, 2004
Senior notes	$ 5,716	$11,430
Obligations under capital leases	5,673	7,724
Memphis-based distribution facilities obligation	17,000	18,223
Industrial development bonds	14,200	—
Total debt	42,589	37,377
Less current maturities	23,435	8,988
Total long-term debt	$19,154	$28,389

Senior Notes

The final payment on the unsecured senior notes of $5,716,000 is due in August 2005 with interest payable semi-annually at 7.2% per annum. The senior notes rank equally in right of payment with any of our existing and future unsubordinated, unsecured debt and contain certain financial covenants including a minimum tangible net worth covenant, a fixed charge coverage ratio and limitations on current and funded debt.

Capital Leases

Our $5,673,000 of capital lease obligations consist primarily of in-store computer equipment leases with a term of 60 months. The in-store computer equipment leases include an early purchase option at 54 months for $2,496,000, which is approximately 25% of the acquisition cost. We have an end of lease purchase option to acquire the equipment at the greater of fair market value or 15% of the acquisition cost.

See Note F for a discussion on our bond-related debt pertaining to our Memphis-based distribution facilities.

Industrial Development Bonds
In June 2004, in an effort to utilize tax incentives offered to us by the state of Mississippi, we entered into an agreement whereby the Mississippi Business Finance Corporation issued $15,000,000 in long-term variable rate industrial development bonds, the proceeds, net of debt issuance costs, of which were loaned to us to finance the acquisition and installation of leasehold improvements and equipment located in our newly leased Olive Branch distribution center (the "Mississippi Debt Transaction"). The bonds are marketed through a remarketing agent and are secured by a letter of credit issued under our $200,000,000 line of credit facility. The bonds mature on June 1, 2024. The bond rate resets each week based upon current market rates. The rate in effect at January 30, 2005 was 2.6%.

The bond agreement allows for each bondholder to tender their bonds to the trustee for repurchase, on demand, with seven days advance notice. In the event the remarketing agent fails to remarket the bonds, the trustee will draw upon the letter of credit to fund the purchase of the bonds. As of January 30, 2005, these bonds were classified as current debt. The bond proceeds are restricted for use in the acquisition and installation of leasehold improvements and equipment located in our Olive Branch, Mississippi facility. As of January 30, 2005, we had acquired and installed $9,546,000 of leasehold improvements and equipment associated with the facility.

The aggregate maturities of long-term debt at January 30, 2005 were as follows:

Dollars in thousands	
Fiscal 2005[1]	$23,435
Fiscal 2006	4,679
Fiscal 2007	1,653
Fiscal 2008	1,584
Fiscal 2009	1,438
Thereafter	9,800
Total	$42,589

[1]*Includes $14.2 million related to the Mississippi Debt Transaction classified as current debt.*

Credit Facility
As of January 30, 2005, we had a credit facility that provided for $200,000,000 of unsecured revolving credit and contained certain financial covenants, including a minimum tangible net worth covenant, a maximum leverage ratio (funded debt adjusted for lease and rent expense to EBITDAR), a minimum fixed charge coverage ratio and a maximum annual capital expenditures covenant. The credit facility was due to expire on October 22, 2005. On February 22, 2005, we entered into the Third Amended and Restated Credit Agreement that amends and replaces our credit facility. The new credit facility provides for a $300,000,000 unsecured revolving line of credit that may be used for loans or letters of credit. Prior to August 22, 2009, we may, upon notice to the lenders, request an increase in the new credit facility of up to $100,000,000, to provide for a total of $400,000,000 of unsecured revolving credit. The new credit facility contains events of default that include, among others, non-payment of principal, interest or fees, inaccuracy of representations and warranties, violation of covenants, bankruptcy and insolvency events, material judgments, cross defaults to certain other indebtedness and events constituting a change of control. The occurrence of an event of default will increase the applicable rate of interest by 2.0% and could result in the acceleration of our obligations under the new credit facility, and an obligation of any or all of our U.S. subsidiaries to pay the full amount of our obligations under the new credit facility. The new credit facility matures on February 22, 2010, at which time all outstanding borrowings must be repaid and all outstanding letters of credit must be cash collateralized.

We may elect interest rates calculated at Bank of America's prime rate (or, if greater, the average rate on overnight federal funds plus one-half of one percent) or LIBOR plus a margin based on our leverage ratio. During fiscal 2004 and fiscal 2003, no amounts were borrowed under the credit facility, however, as of January 30, 2005, $31,763,000 in issued but undrawn standby letters of credit were outstanding under the credit facility. As of January 30, 2005, we were in compliance with our financial covenants under the credit facility.

Letter of Credit Facilities
We have three unsecured commercial letter of credit reimbursement facilities for an aggregate of $125,000,000, each of which expires on July 2, 2005. As of January 30, 2005, an aggregate of $100,552,000 was outstanding under the letter of credit facilities. Such letters of credit represent only a future commitment to fund inventory purchases to which we had not taken legal title as of January 30, 2005. The latest expiration for the letters of credit issued under the facilities is November 29, 2005.

Standby Letters of Credit
As of January 30, 2005, we had issued and outstanding standby letters of credit under the credit facility in an aggregate amount of $31,763,000. The standby letters of credit were issued to secure the liabilities associated with workers' compensation, other insurance programs and the Mississippi Debt Transaction.

Interest Expense
Interest expense was $1,703,000 (net of capitalized interest of $1,689,000), $22,000 (net of capitalized interest of $2,142,000), and $1,441,000 (net of capitalized interest of $1,269,000) for fiscal 2004, fiscal 2003 and fiscal 2002, respectively.

Note D: Income Taxes

The components of earnings before income taxes, by tax jurisdiction, are as follows:

	Fiscal Year Ended		
Dollars in thousands	Jan. 30, 2005	Feb. 1, 2004	Feb. 2, 2003
United States	$303,986	$252,119	$201,867
Foreign	6,219	3,519	415
Total earnings before income taxes	$310,205	$255,638	$202,282

The provision for income taxes consists of the following:

	Fiscal Year Ended		
Dollars in thousands	Jan. 30, 2005	Feb. 1, 2004	Feb. 2, 2003
Current payable			
Federal	$105,096	$ 87,194	$ 69,536
State	17,642	15,640	11,555
Foreign	2,487	2,065	(696)
Total current	125,225	104,899	80,395
Deferred			
Federal	(6,168)	(3,587)	(2,749)
State	(70)	(2,015)	(700)
Foreign	(16)	(870)	933
Total deferred	(6,254)	(6,472)	(2,516)
Total provision	$118,971	$ 98,427	$ 77,879

The American Jobs Creation Act will not have an impact on our fiscal 2005 income tax provision.

Except where required by U.S. tax law, no provision was made for U.S. income taxes on the cumulative undistributed earnings of our Canadian subsidiary, as we intend to utilize those earnings in the Canadian operations for an indefinite period of time and do not intend to repatriate such earnings.

Accumulated undistributed earnings of our Canadian subsidiary were approximately $6,300,000 as of January 30, 2005. It is currently not practical to estimate the tax liability that might be payable if these foreign earnings were repatriated.

A reconciliation of income taxes at the federal statutory corporate rate to the effective rate is as follows:

	Fiscal Year Ended		
	Jan. 30, 2005	Feb. 1, 2004	Feb. 2, 2003
Federal income taxes at the statutory rate	35.0%	35.0%	35.0%
State income tax rate, less federal benefit	3.4%	3.5%	3.5%
Total	38.4%	38.5%	38.5%

Significant components of our deferred tax accounts are as follows:

Dollars in thousands	Jan. 30, 2005	Feb. 1, 2004
Deferred tax asset (liability)		
Current:		
Compensation	$ 14,667	$ 12,587
Inventory	11,357	10,357
Accrued liabilities	13,725	11,971
Customer deposits	19,342	470
Deferred catalog costs	(20,540)	(14,871)
Other	464	18
Total current	39,015	20,532
Non-current:		
Depreciation	(18,634)	(3,511)
Deferred rent	8,275	1,151
Deferred lease incentives	(11,595)	(7,271)
Other	897	744
Total non-current	(21,057)	(8,887)
Total	$ 17,958	$ 11,645

Form 10-K

Note E: Accounting for Leases

On February 7, 2005, in a publicly disseminated letter, the Securities and Exchange Commission (the "SEC") clarified its position on certain lease accounting issues, including accounting for rent holidays under generally accepted accounting principles. In response to this clarification, we performed a comprehensive review of our real property operating leases (including our stores, distribution centers, call centers, and office buildings) and our related accounting policies. Based on this review, we determined that the only area in which our lease accounting policies were not consistent with the SEC's position was in the recognition of rent cost during rent holidays.

Prior to the publication of the SEC's letter, we did not recognize rent cost during rent holidays (defined as periods during which we have control of the premises but are not obligated to pay rent, including build-out periods). We followed a practice prevalent in the retailing industry in which we recognized rent cost on a straight-line basis, beginning on the earlier of the operations commencement date or the rent commencement date. This practice had the effect of excluding the rent holiday from the period over which we recognized rent cost.

However, because our established accounting policy was to capitalize rent paid during build-out periods, the rent cost allocated to the rent holiday should have also been capitalized. Accordingly, correcting our accounting for rent holidays had no impact on our Consolidated Statements of Earnings but did result in a net increase in property and equipment of approximately $17.4 million and a net increase in deferred rent and lease incentives of approximately $17.4 million at January 30, 2005.

Operating Leases
We lease store locations, warehouses, corporate facilities, call centers and certain equipment under operating and capital leases for original terms ranging generally from 3 to 22 years. Certain leases contain renewal options for periods up to 20 years. The rental payment requirements in our store leases are typically structured as either minimum rent, minimum rent plus additional rent based on a percentage of store sales if a specified store sales threshold is exceeded, or rent based on a percentage of store sales if a specified store sales threshold or contractual obligations of the landlord have not been met.

We have an operating lease for a 1,002,000 square foot retail distribution facility located in Olive Branch, Mississippi. The lease has an initial term of 22.5 years, expiring January 2022, with two optional five-year renewals. The lessor, an unrelated party, is a limited liability company. The construction and expansion of the distribution facility was financed by the original lessor through the sale of $39,200,000 Taxable Industrial Development Revenue Bonds, Series 1998 and 1999, issued by the Mississippi Business Finance Corporation. The bonds are collateralized by the distribution facility. As of January 30, 2005, approximately $32,180,000 was outstanding on the bonds. We are required to make annual rental payments of approximately $3,816,000, plus applicable taxes, insurance and maintenance expenses.

We have an operating lease for an additional 1,103,000 square foot retail distribution facility located in Olive Branch, Mississippi. The lease has an initial term of 22.5 years, expiring January 2023, with two optional five-year renewals. The lessor, an unrelated party, is a limited liability company. The construction of the distribution facility was financed by the original lessor through the sale of $42,500,000 Taxable Industrial Development Revenue Bonds, Series 1999, issued by the Mississippi Business Finance Corporation. The bonds are collateralized by the distribution facility. As of January 30, 2005, approximately $35,235,000 was outstanding on the bonds. We are required to make annual rental payments of approximately $4,181,000, plus applicable taxes, insurance and maintenance expenses.

In December 2003, we entered into an agreement to lease an additional 780,000 square foot distribution facility located in Olive Branch, Mississippi. The lease has an initial term of six years, with two optional two-year renewals. The agreement includes an option to lease an additional 333,000 square feet of the same distribution center. As of January 30, 2005, we had not exercised this option, however, we expect to exercise this option during fiscal 2005. We are required to make annual rental payments of approximately $1,927,000, plus applicable taxes, insurance and maintenance expenses.

On February 2, 2004, we entered into an agreement to lease 781,000 square feet of a distribution center located in Cranbury, New Jersey. The lease has an initial term of seven years, with three optional five-year renewals. The agreement requires us to lease an additional 219,000 square feet of the facility in the event the current tenant vacates the premises. We are required to make annual rental payments of approximately $3,397,000, plus applicable taxes, insurance and maintenance expenses.

On August 18, 2004, we entered into an agreement to lease a 500,000 square foot distribution facility located in Memphis, Tennessee. The lease has an initial term of four years, with one optional three-year and nine-month renewal. We are required to make annual rental payments of approximately $1,025,000, plus applicable taxes, insurance and maintenance expenses.

Total rental expense for all operating leases was as follows:

	Fiscal Year Ended		
Dollars in thousands	Jan. 30, 2005	Feb. 1, 2004[1]	Feb. 2, 2003[1]
Minimum rent expense	$110,618	$101,377	$ 95,173
Contingent rent expense	26,724	21,796	19,626
Less: Sublease rental income	(59)	(90)	(503)
Total rent expense	$137,283	$123,083	$114,296

[1] Includes rent expense for our Memphis-based distribution facilities which were consolidated by us on February 1, 2004. See Note F.

The aggregate minimum annual rental payments under noncancelable operating leases (excluding the Memphis-based distribution facilities) in effect at January 30, 2005 were as follows:

Dollars in thousands	Minimum Lease Commitments[1]
Fiscal 2005	$ 164,993
Fiscal 2006	165,143
Fiscal 2007	162,284
Fiscal 2008	156,124
Fiscal 2009	147,396
Thereafter	725,694
Total	$1,521,634

[1]Projected payments include only those amounts that are fixed and determinable as of the reporting date.

Note F: Consolidation of Memphis-Based Distribution Facilities

Our Memphis-based distribution facilities include an operating lease entered into in July 1983 for a distribution facility in Memphis, Tennessee. The lessor is a general partnership ("Partnership 1") comprised of W. Howard Lester, Chairman of the Board of Directors and a significant shareholder, and James A. McMahan, a Director Emeritus and a significant shareholder. Partnership 1 does not have operations separate from the leasing of this distribution facility and does not have lease agreements with any unrelated third parties.

Partnership 1 financed the construction of this distribution facility through the sale of a total of $9,200,000 of industrial development bonds in 1983 and 1985. Annual principal payments and monthly interest payments are required through maturity in December 2010. The Partnership 1 industrial development bonds are collateralized by the distribution facility and the individual partners guarantee the bond repayments. As of January 30, 2005, $2,341,000 was outstanding under the Partnership 1 industrial development bonds.

The operating lease for this distribution facility requires us to pay annual rent of $618,000 plus interest on the bonds calculated at a variable rate determined monthly (2.3% in January 2005), applicable taxes, insurance and maintenance expenses. Although the current term of the lease expires in August 2005, we are obligated to renew the operating lease until these bonds are fully repaid.

Our other Memphis-based distribution facility includes an operating lease entered into in August 1990 for another distribution facility that is adjoined to the Partnership 1 facility in Memphis, Tennessee. The lessor is a general partnership ("Partnership 2") comprised of W. Howard Lester, James A. McMahan and two unrelated parties. Partnership 2 does not have operations separate from the leasing of this distribution facility and does not have lease agreements with any unrelated third parties.

Partnership 2 financed the construction of this distribution facility and related addition through the sale of a total of $24,000,000 of industrial development bonds in 1990 and 1994. Quarterly interest and annual principal payments are required through maturity in August 2015. The Partnership 2 industrial development bonds are collateralized by the distribution facility and require us to maintain certain financial covenants. As of January 30, 2005, $14,659,000 was outstanding under the Partnership 2 industrial development bonds.

The operating lease for this distribution facility requires us to pay annual rent of approximately $2,600,000, plus applicable taxes, insurance and maintenance expenses. This operating lease has a term of 15 years expiring in August 2006, with three optional five-year renewal periods. We are, however, obligated to renew the lease until the bonds are fully repaid.

As of February 1, 2004, the Company adopted FASB Interpretation No. ("FIN") 46R, which requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. The two partnerships described above qualify as variable interest entities under FIN 46R due to their related party relationship and our obligation to renew the leases until the bonds are fully repaid.

Accordingly, the two related party variable interest entity partnerships from which we lease our Memphis-based distribution facilities were consolidated by us as of February 1, 2004. As of January 30, 2005, the consolidation had resulted in increases to our consolidated balance sheet of $18,882,000 in assets (primarily buildings), $17,000,000 in long-term debt, and $1,882,000 in other long-term liabilities. Consolidation of these partnerships did not have an impact on our net income. However, the interest expense associated with the partnerships' long-term debt, shown as occupancy expense in fiscal 2003, is now recorded as interest expense. In fiscal 2004, this interest expense approximated $1,525,000.

Note G: Earnings Per Share

The following is a reconciliation of net earnings and the number of shares used in the basic and diluted earnings per share computations:

Dollars and amounts in thousands, except per share amounts	Net Earnings	Weighted Average Shares	Per-Share Amount
2004			
Basic	$191,234	116,159	$1.65
Effect of dilutive stock options	—	3,188	
Diluted	$191,234	119,347	$1.60
2003			
Basic	$157,211	115,583	$1.36
Effect of dilutive stock options	—	3,433	
Diluted	$157,211	119,016	$1.32
2002			
Basic	$124,403	115,100	$1.08
Effect of dilutive stock options	—	4,450	
Diluted	$124,403	119,550	$1.04

Options with an exercise price greater than the average market price of common shares for the period were 196,000 in fiscal 2004, 436,000 in fiscal 2003 and 1,414,000 in fiscal 2002 and were not included in the computation of diluted earnings per share, as their inclusion would be anti-dilutive.

Note H: Common Stock

Authorized preferred stock consists of 7,500,000 shares of which none was outstanding during fiscal 2004 or fiscal 2003. Authorized common stock consists of 253,125,000 shares at $0.01 par value. Common stock outstanding at the end of fiscal 2004 and fiscal 2003 was 115,372,000 and 115,827,000 shares, respectively. The Board of Directors is authorized to issue stock options for up to the total number of shares authorized and remaining available for grant under each plan.

In May 2004, the Board of Directors authorized a stock repurchase program to acquire up to 2,500,000 shares of our outstanding common stock. During fiscal 2004, we repurchased and retired 2,057,700 shares of our common stock under this program, in addition to 215,000 shares under our previously authorized stock repurchase program, at a total cost of approximately $79,320,000, a weighted average cost of $34.90 per share. As of year-end, the remaining authorized number of shares eligible for repurchase was 442,300 shares. Stock repurchases under this program may be made through open market and privately negotiated transactions at times and in such amounts as management deems appropriate. The timing and actual number of shares repurchased will depend on a variety of factors including price, corporate and regulatory requirements and other market conditions. The stock repurchase program does not have an expiration date and may be limited or terminated at any time without prior notice.

Note I: Stock Options

Our 1993 Stock Option Plan, as amended (the "1993 Plan"), provides for grants of incentive and nonqualified stock options up to an aggregate of 17,000,000 shares. Stock options may be granted under the 1993 Plan to key employees and Board members of the company and any parent or subsidiary. Annual grants are limited to options to purchase 200,000 shares on a per person basis under this plan. All stock option grants made under the 1993 Plan have a maximum term of ten years, except incentive stock options issued to 10% shareholders which have a maximum term of five years. The exercise price of these options is not less than 100% of the fair market value of our stock on the date of the option grant or not less than 110% of such fair market value for an incentive stock option granted to a shareholder with greater than 10% of the voting power of all of our stock. Options granted to employees generally vest over five years. Options granted to non-employee Board members generally vest in one year.

Our 2000 Nonqualified Stock Option Plan, as amended (the "2000 Plan"), provides for grants of nonqualified stock options up to an aggregate of 3,000,000 shares. Stock options may be granted under the 2000 Plan to employees who are not officers or Board members. Annual grants are not limited on a per person basis under this plan. All nonqualified stock option grants under the 2000 Plan have a maximum term of ten years with an exercise price of 100% of the fair value of the stock at the option grant date. Options granted to employees generally vest over five years.

Our Amended and Restated 2001 Long-Term Incentive Plan (the "2001 Plan") provides for grants of incentive stock options, nonqualified stock options, restricted stock awards and deferred stock awards up to an aggregate of 8,500,000 shares. Awards may be granted under the 2001 Plan to officers, employee and non-employee Board members of the company and any parent or subsidiary. Annual grants are limited to options to purchase 1,000,000 shares, 200,000 shares of restricted stock, and deferred stock awards of up to 200,000 shares on a per person basis. All stock option grants made under the 2001 Plan have a maximum term of ten years, except incentive stock options issued to 10% shareholders which have a maximum term of five years. The exercise price of these stock options is not less than 100% of the fair market value of our stock on the date of the option grant or not less than 110% of such fair market value for an incentive stock option granted to a shareholder with greater than 10% of the voting power of all of our stock. Options granted to employees generally vest over five years. Options granted to non-employee Board members generally vest in one year. Non-employee Board members automatically receive stock options on the date of their initial election to the Board and annually thereafter on the date of the annual meeting of shareholders (so long as they continue to serve as a non-employee Board member).

Form 10-K

The following table reflects the aggregate activity under our stock option plans:

	Shares	Weighted Average Exercise Price
Balance at February 3, 2002	13,765,674	$11.57
Granted (weighted average fair value of $15.71)	3,514,429	24.58
Exercised	(2,019,273)	9.68
Canceled	(693,724)	14.74
Balance at February 2, 2003	14,567,106	14.77
Granted (weighted average fair value of $15.56)	1,596,075	24.37
Exercised	(3,294,478)	11.87
Canceled	(1,089,045)	18.07
Balance at February 1, 2004	11,779,658	16.58
Granted (weighted average fair value of $20.58)	1,626,811	32.57
Exercised	(1,817,308)	14.41
Canceled	(488,734)	20.81
Balance at January 30, 2005	11,100,427	19.08
Exercisable, February 2, 2003	5,734,820	$10.60
Exercisable, February 1, 2004	5,077,371	12.83
Exercisable, January 30, 2005	5,461,541	14.26

Options to purchase 4,304,422 shares were available for grant at January 30, 2005.

The following table summarizes information about stock options outstanding at January 30, 2005:

	Options Outstanding			*Options Exercisable*	
Range of exercise prices	Number Outstanding	Weighted Average Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 4.50 – $ 9.50	2,243,361	3.71	$ 8.10	1,864,521	$ 7.83
$ 9.66 – $14.50	2,431,715	5.20	12.91	1,600,773	12.56
$14.84 – $22.47	2,643,471	6.71	19.72	1,242,430	17.99
$22.48 – $31.58	2,222,380	8.00	26.51	621,817	26.51
$32.01 – $40.05	1,559,500	9.13	32.84	132,000	32.85
$ 4.50 – $40.05	11,100,427	6.37	$19.08	5,461,541	$14.26

Note J: Associate Stock Incentive Plan and Other Employee Benefits

We have a defined contribution retirement plan, the "Williams-Sonoma, Inc. Associate Stock Incentive Plan" (the "Plan"), for eligible employees, which is intended to be qualified under Internal Revenue Code Sections 401(a), 401(k) and 401(m). The Plan permits eligible employees to make salary deferral contributions in accordance with Internal Revenue Code Section 401(k) up to 15% of eligible compensation each pay period (4% in the case of certain higher paid individuals). Employees designate the funds in which their contributions are invested. Each participant may choose to have his or her salary deferral contributions and earnings thereon invested in one or more investment funds, including investing in our company stock fund. All amounts contributed by the company are invested in our common stock fund. Through August 1, 2003, our matching contribution was equal to 100% of the first 6% of a participant's pay (4% for higher paid individuals), only if the participant elected to invest in our company stock fund through salary deferral contributions. Subsequent to August 1, 2003, our matching contribution is equal to 50% of the participant's salary deferral contribution each pay period, taking into account only those contributions that do not exceed 6% of the participant's eligible pay for the pay period (4% for higher paid individuals). Participants are no longer required to invest in our company stock fund in order to receive matching contributions. For the first five years of the participant's employment, all matching contributions generally vest at the rate of 20% per year of service, measuring service from the participant's hire date. Thereafter, all matching contributions vest immediately. Our contributions to the plan were $2,850,000 in fiscal 2004, $3,540,000 in fiscal 2003 and $4,433,000 in fiscal 2002.

We have a nonqualified executive deferred compensation plan that provides supplemental retirement income benefits for a select group of management, and other certain highly compensated employees. This plan permits eligible employees to make salary and bonus deferrals that are 100% vested. We have an unsecured obligation to pay in the future the value of the deferred compensation adjusted to reflect the performance, whether positive or negative, of selected investment measurement options, chosen by each participant, during the deferral period. At January 30, 2005, $10,348,000 was included in other long-term obligations. Additionally, we have purchased life insurance policies on certain participants. The cash surrender value of these policies was $8,271,000 at January 30, 2005 and was included in other assets.

Note K: Financial Guarantees

In November 2002, the FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which requires certain guarantees to be recorded at fair value. In general, the interpretation applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying obligation that is related to an asset, liability, or an equity security of the guaranteed party. We leased an aircraft over a term of 60 months, which ended in January 2005. At the end of the lease term, the lease allowed us to either purchase the aircraft for $11,500,000 or sell it. If the proceeds were less than $11,500,000, we were required to pay the lessor the difference up to $9,080,000. In January 2005, we purchased the aircraft for $11,500,000 and the lessor released our guarantee requirements.

In addition, we are party to a variety of contractual agreements under which we may be obligated to indemnify the other party for certain matters. These contracts primarily relate to our commercial contracts, operating leases, trademarks, intellectual property, financial agreements and various other agreements. Under these contracts, we may provide certain routine indemnifications relating to representations and warranties or personal injury matters. The terms of these indemnifications range in duration and may not be explicitly defined. Historically, we have not made significant payments for these indemnifications. We believe that if we were to incur a loss in any of these matters, the loss would not have a material effect on our financial condition or results of operations.

Note L: Commitments and Contingencies

On September 30, 2004, we entered into a five-year service agreement with IBM to host and manage certain aspects of our data center information technology infrastructure. The terms of the agreement require the payment of both fixed and variable charges over the life of the agreement. The variable charges are primarily based on CPU hours, storage capacity and support services that are expected to fluctuate throughout the term of the agreement.

Under the terms of the agreement, we are subject to a minimum charge over the five-year term of the agreement. This minimum charge is based on both a fixed and variable component calculated as a percentage of the total estimated service charges over the five-year term of the agreement. As of January 30, 2005, we estimate the remaining minimum charge to be approximately $21,000,000. The fixed component of this minimum charge will be paid annually not to exceed approximately $5,000,000, while the variable component will be based on usage. The agreement can be terminated at any time for cause and after 24 months for convenience. In the event the agreement is terminated for convenience, a graduated termination fee will be assessed based on the time period remaining in the contract term, not to exceed $9,000,000. During fiscal 2004, we recognized expense of approximately $3,000,000 relating to this agreement.

On September 24, 2004, a purported class action lawsuit entitled Alvarez, et al. v. Williams-Sonoma, Inc., et al. was filed in the Superior Court of California, San Francisco County. The potential class consists of current and former store managers and assistant store managers in California Williams-Sonoma brand stores. The lawsuit alleges that the employees were improperly classified under California's wage and hour and unfair business practice laws and seeks damages, penalties under California's wage and hour laws, restitution and attorneys' fees and costs. We are vigorously investigating and defending this litigation. Because the case is in the very early stages, the financial impact to us cannot yet be predicted.

We are involved in other lawsuits, claims and proceedings incident to the ordinary course of our business. These disputes, which are not currently material, are increasing in number as our business expands and our company grows larger. Litigation is inherently unpredictable. Any claims against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time and result in the diversion of significant operational resources. The results of these lawsuits, claims and proceedings cannot be predicted with certainty. However, we believe that the ultimate resolution of these current matters will not have a material adverse effect on our consolidated financial statements taken as a whole.

Note M: Segment Reporting

We have two reportable segments, retail and direct-to-customer. The retail segment has five merchandising concepts which sell products for the home (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, Hold Everything and West Elm). These five retail merchandising concepts are operating segments, which have been aggregated into one reportable segment, retail. The direct-to-customer segment has seven merchandising concepts (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, PBteen, Hold Everything, West Elm, and Williams-Sonoma Home) and sells similar products through our eight direct-mail catalogs (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, Pottery Barn Bed + Bath, PBteen, Hold Everything, West Elm and Williams-Sonoma Home) and six e-commerce websites (williams-sonoma.com, potterybarn.com, potterybarnkids.com, pbteen.com, westelm.com and holdeverything.com). Management's expectation is that the overall economics of each of our major concepts within each reportable segment will be similar over time.

These reportable segments are strategic business units that offer similar home-centered products. They are managed separately because the business units utilize two distinct distribution and marketing strategies. It is not practicable for us to report revenue by product group.

We use earnings before unallocated corporate overhead, interest and taxes to evaluate segment profitability. Unallocated costs before income taxes include corporate employee-related costs, depreciation expense, other occupancy expense and administrative costs, primarily in our corporate systems, corporate facilities and other administrative departments. Unallocated assets include corporate cash and cash equivalents, the net book value of corporate facilities and related information systems, deferred income taxes and other corporate long-lived assets.

Income tax information by segment has not been included as taxes are calculated at a company-wide level and are not allocated to each segment.

Segment Information

Dollars in thousands	Retail	Direct-to-Customer	Unallocated	Total
2004				
Net revenues[1]	$1,810,979	$1,325,952	—	$3,136,931
Depreciation and amortization expense	76,667	16,174	$ 18,783	111,624
Earnings (loss) before income taxes	253,038	210,809	(153,642)	310,205
Assets[2,3]	910,924	279,579	555,042	1,745,545
Capital expenditures	90,027	40,894	50,532	181,453
2003				
Net revenues[1]	$1,622,383	$1,131,985	—	$2,754,368
Depreciation and amortization expense	68,800	15,472	$ 15,262	99,534
Earnings (loss) before income taxes	231,512	172,266	(148,140)	255,638
Assets[3]	822,340	218,603	429,792	1,470,735
Capital expenditures	121,759	11,845	78,375	211,979
2002				
Net revenues[1]	$1,423,993	$ 936,837	—	$2,360,830
Depreciation and amortization expense	59,312	19,378	$ 12,794	91,484
Earnings (loss) before income taxes	214,648	140,527	(152,893)	202,282
Assets[3]	726,199	160,714	377,542	1,264,455
Capital expenditures	112,748	6,442	36,991	156,181

[1] *Includes $50.1 million, $42.7 million and $25.8 million in fiscal 2004, 2003 and 2002, respectively, related to our foreign operations.*

[2] *Includes $17,100,000, $260,000 and $40,000 of leasehold improvements in the retail, direct-to-customer and unallocated segments, respectively, related to our lease accounting adjustment. See Note E.*

[3] *Includes $23.1 million, $22.5 million and $19.1 million of long-term assets in fiscal 2004, 2003 and 2002, respectively, related to our foreign operations.*

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Williams-Sonoma, Inc.:

We have audited the accompanying consolidated balance sheets of Williams-Sonoma, Inc. and subsidiaries (the "Company") as of January 30, 2005 and February 1, 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended January 30, 2005. We also have audited management's assessment included in the accompanying Management's Report on Internal Control Over Financial Reporting (Part II, Item 9A, Controls and Procedures), that the Company maintained effective internal control over financial reporting as of January 30, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements, an opinion on management's assessment, and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Williams-Sonoma, Inc. and subsidiaries as of January 30, 2005 and February 1, 2004, and the results of their operations and their cash flows for each of the three years in the period ended January 30, 2005, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of January 30, 2005, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 30, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California
April 14, 2005

Quarterly Financial Information (Unaudited)

Dollars in thousands, except per share amounts

Fiscal 2004	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Net revenues	$640,910	$689,621	$722,761	$1,083,639	$3,136,931
Gross margin	245,376	259,528	281,214	485,027	1,271,145
Earnings before income taxes	34,668	44,779	46,143	184,615	310,205
Net earnings	21,390	27,629	28,467	113,748	191,234
Basic earnings per share[1]	$ 0.18	$ 0.24	$ 0.24	$ 0.98	$ 1.65
Diluted earnings per share[1]	$ 0.18	$ 0.23	$ 0.24	$ 0.95	$ 1.60
Stock price (as of quarter-end)[2]	$ 32.48	$ 32.49	$ 38.17	$ 34.53	$ 34.53
Fiscal 2003	**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Full Year**
Net revenues	$536,840	$580,423	$632,824	$1,004,281	$2,754,368
Gross margin	204,308	215,078	248,771	442,420	1,110,577
Earnings before income taxes	21,781	28,982	38,822	166,053	255,638
Net earnings	13,395	17,824	23,876	102,116	157,211
Basic earnings per share[1]	$ 0.12	$ 0.15	$ 0.20	$ 0.87	$ 1.36
Diluted earnings per share[1]	$ 0.11	$ 0.15	$ 0.20	$ 0.85	$ 1.32
Stock price (as of quarter-end)[2]	$ 26.38	$ 27.60	$ 35.33	$ 32.11	$ 32.11

[1] *Per SFAS No. 128, the sum of the quarterly net earnings per share amounts will not necessarily equal the annual net earnings per share as each quarter is calculated independently.*

[2] *Stock price represents our common stock price at the close of business on the Friday before our fiscal quarter-end.*

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of January 30, 2005, an evaluation was performed with the participation of our management, including our Chief Executive Officer ("CEO") and our Executive Vice President, Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures were effective to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting that occurred during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over the company's financial reporting. There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even any effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of any internal control may vary over time.

Our management assessed the effectiveness of the company's internal control over financial reporting as of January 30, 2005. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.* Based on our assessment using those criteria, our management concluded that, as of January 30, 2005, our internal control over financial reporting is effective.

Our independent registered public accounting firm audited the financial statements included in this Annual Report on Form 10-K and has issued an attestation report on management's assessment of the company's internal control over financial reporting. This report appears on pages 57 through 58 of this Annual Report on Form 10-K.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information required by this Item is incorporated by reference herein to the information under the headings "Election of Directors," "Information Concerning Executive Officers," "Committee Reports—Audit Committee Report," "Committee Reports—Nominations and Corporate Governance Committee Report," "Section 16(A) Beneficial Ownership Reporting Compliance" and "Corporate Governance Guidelines and Corporate Code of Conduct" in our Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this Item is incorporated by reference herein to information under the headings "Information Concerning Executive Officers," "Election of Directors," "Committee Reports—Compensation Committee Report" and "Performance Graph" in our Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item is incorporated by reference herein to information under the headings "Security Ownership of Principal Shareholders and Management" and "Equity Compensation Plan Information" in our Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information required by this Item is incorporated by reference herein to information under the heading "Certain Relationships and Related Transactions" in our Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this Item is incorporated by reference herein to information under the headings "Audit and Related Fees" and "Committee Reports—Audit Committee Report" in our Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements:

The following consolidated financial statements of Williams-Sonoma, Inc. and subsidiaries and the related notes are filed as part of this report pursuant to Item 8:

Consolidated Statements of Earnings for the fiscal years ended January 30, 2005, February 1, 2004 and February 2, 2003

Consolidated Balance Sheets as of January 30, 2005 and February 1, 2004

Consolidated Statements of Shareholders' Equity for the fiscal years ended January 30, 2005, February 1, 2004 and February 2, 2003

Consolidated Statements of Cash Flows for the fiscal years ended January 30, 2005, February 1, 2004 and February 2, 2003

Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

Quarterly Financial Information

(a)(2) Financial Statement Schedules: Schedules have been omitted because they are not required or because the required information, where material, is included in the financial statements, notes, or supplementary financial information.

(a)(3) Exhibits: See Exhibit Index on pages 64 through 68.

(b) Exhibits: See Exhibit Index on pages 64 through 68.

(c) Financial Statement Schedules: Schedules have been omitted because they are not required or are not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WILLIAMS-SONOMA, INC.

Date: April 15, 2005

By /s/ EDWARD A. MUELLER
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: April 15, 2005	/s/ W. HOWARD LESTER W. Howard Lester Chairman of the Board and Director
Date: April 15, 2005	/s/ EDWARD A. MUELLER Edward A. Mueller Director and Chief Executive Officer (principal executive officer)
Date: April 15, 2005	/s/ SHARON L. MCCOLLAM Sharon L. McCollam Executive Vice President, Chief Financial Officer (principal financial officer and principal accounting officer)
Date: April 15, 2005	/s/ SANJIV AHUJA Sanjiv Ahuja Director
Date: April 15, 2005	/s/ ADRIAN D.P. BELLAMY Adrian D.P. Bellamy Director
Date: April 15, 2005	/s/ PATRICK J. CONNOLLY Patrick J. Connolly Director and Executive Vice President, Chief Marketing Officer
Date: April 15, 2005	/s/ JEANNE P. JACKSON Jeanne P. Jackson Director
Date: April 15, 2005	/s/ MICHAEL R. LYNCH Michael R. Lynch Director
Date: April 15, 2005	/s/ RICHARD T. ROBERTSON Richard T. Robertson Director

EXHIBIT INDEX TO ANNUAL REPORT ON FORM 10-K
FOR THE
FISCAL YEAR ENDED JANUARY 30, 2005

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
ARTICLES OF INCORPORATION AND BYLAWS	
3.1	Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the period ended October 29, 1995 as filed with the Commission on December 13, 1995, File No. 000-12704)
3.2	Certificate of Amendment of Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1A to the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 2000 as filed with the Commission on May 1, 2000, File No. 001-14077)
3.3	Certificate of Amendment of Restated Articles of Incorporation, as Amended, of the Company, dated April 29, 2002 (incorporated by reference to Exhibit 3.3 to the Company's Quarterly Report on Form 10-Q for the period ended August 1, 2004 as filed with the Commission on September 10, 2004, File No. 001-14077)
3.4	Certificate of Amendment of Restated Articles of Incorporation, as Amended, of the Company, dated as of July 22, 2003 (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the period ended August 3, 2003 as filed with the Commission on September 11, 2003, File No. 001-14077)
3.5	Restated Bylaws and Amendment Number One to the Restated Bylaws of Registrant (incorporated by reference to Exhibit 3.3 to the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 2001 as filed with the Commission on April 26, 2001, File No. 001-14077)
FINANCING AGREEMENTS	
10.1	Note Agreement, dated August 1, 1995, for $40,000,000 7.2% Senior Notes (incorporated by reference to Exhibit 10.9 to the Company's Quarterly Report on Form 10-Q for the period ended July 30, 1995 as filed with the Commission on September 13, 1995, File No. 000-12704)
10.2*	Third Amended and Restated Credit Agreement, dated February 22, 2005 between the Company and Bank of America, N.A., as administrative agent and L/C Issuer, Banc of America Securities LLC, as sole lead arranger and sole book manager, The Bank of New York and Wells Fargo Bank N.A., as co-syndication agents, JPMorgan Chase Bank, N.A. and Union Bank of California, N.A. as co-documentation agents and the lenders party hereto
10.3	Reimbursement Agreement between the Company and Bank of America, National Association, dated July 2, 2002 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended August 4, 2002 as filed with the Commission on September 18, 2002, File No. 001-14077)
10.4	Reimbursement Agreement between the Company and Bank of New York, dated July 2, 2002 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended August 4, 2002 as filed with the Commission on September 18, 2002, File No. 001-14077)
10.5	Reimbursement Agreement between the Company and Fleet National Bank, dated July 2, 2002 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended August 4, 2002 as filed with the Commission on September 18, 2002, File No. 001-14077)
10.6	First Amendment, dated as of July 2, 2003, to the Reimbursement Agreement between the Company and Bank of America, National Association, dated July 2, 2002 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended August 3, 2003 as filed with the Commission on September 11, 2003, File No. 001-14077)

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
10.7	First Amendment, dated as of July 2, 2003, to the Reimbursement Agreement between the Company and The Bank of New York, dated July 2, 2002 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended August 3, 2003 as filed with the Commission on September 11, 2003, File No. 001-14077)
10.8	First Amendment, dated as of July 2, 2003, to the Reimbursement Agreement between the Company and Fleet National Bank, dated July 2, 2002 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended August 3, 2003 as filed with the Commission on September 11, 2003, File No. 001-14077)
10.9	Second Amendment, dated as of July 2, 2004, to the Reimbursement Agreement between the Company and Bank of America, National Association, dated July 2, 2002 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended August 1, 2004 as filed with the Commission on September 10, 2004, File No. 001-14077)
10.10	Second Amendment, dated as of July 2, 2004, to the Reimbursement Agreement between the Company and The Bank of New York, dated July 2, 2002 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended August 1, 2004 as filed with the Commission on September 10, 2004, File No. 001-14077)
10.11	Second Amendment, dated as of July 2, 2004, to the Reimbursement Agreement between the Company and Fleet National Bank, dated July 2, 2002 (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the period ended August 1, 2004 as filed with the Commission on September 10, 2004, File No. 001-14077)
STOCK PLANS	
10.12*+	Williams-Sonoma, Inc. Amended and Restated 1993 Stock Option Plan
10.13+	Williams-Sonoma, Inc. 2000 Nonqualified Stock Option Plan (incorporated by reference to Exhibit 4 to the Company's Registration Statement on Form S-8 as filed with the Commission on October 27, 2000, File No. 333-48750)
10.14+	Williams-Sonoma, Inc. 2001 Long-Term Incentive Plan (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 as filed with the Commission on August 18, 2004, File No. 333-118351)
10.15+	Forms of Notice of Grant and Stock Option Agreement under the Company's 1993 Stock Option Plan, 2000 Nonqualified Stock Option Plan and 2001 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended October 31, 2004 as filed with the Commission on December 10, 2004, File No. 001-14077)
OTHER INCENTIVE PLANS	
10.16*+	2001 Incentive Bonus Plan
10.17+	Second Amendment and Restatement of the Williams-Sonoma, Inc. Executive Deferral Plan, dated November 23, 1998 (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1999 as filed with the Commission on April 30, 1999, File No. 001-14077)
10.18+	First Amendment and Restatement of the Williams-Sonoma, Inc. Associate Stock Incentive Plan, dated February 25, 2002 (incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2003 as filed with the Commission on April 15, 2003, File No. 001-14077)
10.19+	First Amendment, dated November 1, 2002, to the First Amendment and Restatement of the Williams-Sonoma, Inc. Associate Stock Incentive Plan, effective as of January 1, 1997 (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2003 as filed with the Commission on April 15, 2003, File No. 001-14077)

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
10.20+	Second Amendment, dated December 31, 2002, to the First Amendment and Restatement of the Williams-Sonoma, Inc. Associate Stock Incentive Plan, effective as of January 1, 1997 (incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2003 as filed with the Commission on April 15, 2003, File No. 001-14077)
10.21+	Third Amendment, dated April 17, 2003, to the First Amendment and Restatement of the Williams-Sonoma, Inc. Associate Stock Incentive Plan, effective as of January 1, 1997 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended May 4, 2003 as filed with the Commission on June 17, 2003, File No. 001-14077)
10.22+	Fourth Amendment, dated April 17, 2003, to the First Amendment and Restatement of the Williams-Sonoma, Inc. Associate Stock Incentive Plan, effective as of January 1, 1997 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended May 4, 2003 as filed with the Commission on June 17, 2003, File No. 001-14077)
10.23+	Fifth Amendment, dated May 30, 2003, to the First Amendment and Restatement of the Williams-Sonoma, Inc. Associate Stock Incentive Plan, effective as of January 1, 1997 (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the period ended August 3, 2003 as filed with the Commission on September 11, 2003, File No. 001-14077)
PROPERTIES	
10.24	Warehouse – Distribution Facility lease dated July 1, 1983 between the Company as lessee and the Lester-McMahan Partnership as lessor (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1983 as filed with the Commission on October 14, 1983, File No. 000-12704)
10.25	First Amendment, dated December 1, 1985, to the Warehouse – Distribution Facility lease dated July 1, 1983 between the Company as lessee and the Lester-McMahan Partnership as lessor (incorporated by reference to Exhibit 10.48 to the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 1986 as filed with the Commission on May 2, 1986, File No. 000-12704)
10.26	Second Amendment, dated December 1, 1993, to the Warehouse – Distribution Facility lease dated July 1, 1983 between the Company as lessee and the Lester-McMahan Partnership as lessor (incorporated by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 1994 as filed with the Commission on April 29, 1994, File No. 000-12704)
10.27	Sublease for the Distribution Facility at 4600 and 4650 Sonoma Cove, Memphis, Tennessee, dated as of August 1, 1990, by and between Hewson-Memphis Partners and the Company (incorporated by reference to Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the period ended October 28, 1990 as filed with the Commission on December 12, 1990, File No. 000-12704)
10.28	First Amendment, dated December 22, 1993, to Sublease for the Distribution Facility at 4600 and 4650 Sonoma Cove, Memphis, Tennessee between the Company and Hewson-Memphis Partners, dated as of August 1, 1990 (incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 2001 as filed with the Commission on April 26, 2001, File No. 001-14077)
10.29	Second Amendment, dated September 1, 1994, to Sublease for the Distribution Facility at 4600 and 4650 Sonoma Cove, Memphis, Tennessee, dated as of August 1, 1990 between the Company and Hewson-Memphis Partners (incorporated by reference to Exhibit 10.38 to the Company's Quarterly Report on Form 10-Q for the period ended October 30, 1994 as filed with the Commission on December 13, 1994, File No. 000-12704)

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
10.30	Third Amendment, dated October 24, 1995, to Sublease for the Distribution Facility at 4600 and 4650 Sonoma Cove, Memphis, Tennessee, dated as of August 1, 1990 between the Company and Hewson-Memphis Partners (incorporated by reference to Exhibit 10.2E to the Company's Quarterly Report on Form 10-Q for the period ended October 29, 1995 as filed with the Commission on December 13, 1995, File No. 000-12704)
10.31	Fourth Amendment, dated February 1, 1996, to Sublease for the Distribution Facility at 4600 and 4650 Sonoma Cove, Memphis, Tennessee, dated as of August 1, 1990 between the Company and Hewson-Memphis Partners (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 2001 as filed with the Commission on April 26, 2001, File No. 001-14077)
10.32	Fifth Amendment to Sublease, dated March 1, 1999, incorrectly titled Fourth Amendment to Sublease for the Distribution Facility at 4600 and 4650 Sonoma Cove, Memphis, Tennessee, dated as of August 1, 1990 between the Company and Hewson-Memphis Partners (incorporated by reference to Exhibit 10.43 to the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2002 as filed with the Commission on April 29, 2002, File No. 001-14077)
10.33	Memorandum of Understanding between the Company and the State of Mississippi, Mississippi Business Finance Corporation, Desoto County, Mississippi, the City of Olive Branch, Mississippi and Hewson Properties, Inc., dated August 24, 1998 (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the period ended August 2, 1998 as filed with the Commission on September 14, 1998, File No. 001-14077)
10.34	Olive Branch Distribution Facility Lease, dated December 1, 1998, between the Company as lessee and WSDC, LLC (the successor-in-interest to Hewson/Desoto Phase I, L.L.C.) as lessor (incorporated by reference to Exhibit 10.3D to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1999 as filed with the Commission on April 30, 1999, File No. 001-14077)
10.35	First Amendment, dated September 1, 1999, to the Olive Branch Distribution Facility Lease between the Company as lessee and WSDC, LLC (the successor-in-interest to Hewson/Desoto Phase I, L.L.C.) as lessor, dated December 1, 1998 (incorporated by reference to Exhibit 10.3B to the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 2000 as filed with the Commission on May 1, 2000, File No. 001-14077)
10.36	Lease for an additional Company distribution facility located in Olive Branch, Mississippi between Williams-Sonoma Retail Services, Inc. as lessee and SPI WS II, LLC (the successor-in-interest to Hewson/Desoto Partners, L.L.C.) as lessor, dated November 15, 1999 (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 2000 as filed with the Commission on May 1, 2000, File No. 001-14077)
10.37	Lease for an additional Company distribution facility located in Olive Branch, Mississippi, between Pottery Barn, Inc. as lessee and ProLogis-Macquarie MS Investment Trust (the successor-in-interest to Robert Pattillo Properties, Inc.) as lessor, dated December 1, 2003 (incorporated by reference to Exhibit 10.46 to the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2004 as filed with the Commission on April 15, 2004, File No. 001-14077)
10.38	First Addendum, dated February 27, 2004, to Lease for an additional Company distribution facility located in Olive Branch, Mississippi, between Pottery Barn, Inc. as lessee, ProLogis-Macquarie MS Investment Trust (the successor-in-interest to Robert Pattillo Properties, Inc.) as lessor, and the Company as guarantor dated December 1, 2003 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended May 2, 2004 as filed with the Commission on June 9, 2004, File No. 001-14077)

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
10.39	Second Addendum, dated June 1, 2004, to Lease for an additional Company distribution facility located in Olive Branch, Mississippi, between Pottery Barn, Inc. as lessee, ProLogis-Macquarie MS Investment Trust (the successor-in-interest to Robert Pattillo Properties, Inc.) as lessor, and the Company as guarantor dated December 1, 2003 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended August 1, 2004 as filed with the Commission on September 10, 2004, File No. 001-14077)
10.40	Lease for Company distribution facility on the East Coast located in Cranbury, New Jersey between Williams Sonoma Direct, Inc. and Keystone Cranbury East, LLC, effective as of February 2, 2004 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended May 2, 2004 as filed with the Commission on June 9, 2004, File No. 001-14077)
EMPLOYMENT AGREEMENTS	
10.41+	Employment Agreement between the Company and Laura Alber, dated March 19, 2001 (incorporated by reference to Exhibit 10.77 to the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2002 as filed with the Commission on April 29, 2002, File No. 001-14077)
10.42*+	Employment Agreement between the Company and Sharon McCollam, dated December 28, 2002
OTHER AGREEMENTS	
10.43#	Aircraft Purchase Agreement, dated April 30, 2003, between the Company as buyer and Bombardier Inc. as seller (incorporated by reference to Exhibit 10.40 to the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2004 as filed with the Commission on April 15, 2004, File No. 001-14077)
10.44#	Services Agreement, dated September 30, 2004, by and between the Company and International Business Machines Corporation (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended October 31, 2004 as filed with the Commission on December 10, 2004 , File No. 001-14077)
OTHER EXHIBITS	
21.1*	Subsidiaries
23.1*	Consent of Independent Registered Public Accounting Firm
CERTIFICATIONS	
31.1*	Certification of Chief Executive Officer, pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
31.2*	Certification of Chief Financial Officer, pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
32.1*	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* *Filed herewith.*

\+ *Indicates a management contract or compensatory plan or arrangement.*

\# *We have requested confidential treatment on certain portions of this exhibit from the SEC. The omitted portions have been filed separately with the SEC.*

NOTICE OF
2005 ANNUAL MEETING OF SHAREHOLDERS

PROXY STATEMENT

Proxy

WILLIAMS-SONOMA, INC.

2004 ANNUAL REPORT

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WILLIAMS-SONOMA, INC.

3250 Van Ness Avenue
San Francisco, California 94109
www.williams-sonomainc.com

NOTICE OF 2005 ANNUAL MEETING OF SHAREHOLDERS

MEETING DATE:	Wednesday, May 18, 2005
TIME:	9:00 a.m. Pacific Daylight Time
PLACE:	Williams-Sonoma, Inc. 3250 Van Ness Avenue San Francisco, California 94109
ITEMS OF BUSINESS:	1) The election of our Board of Directors; 2) The amendment and restatement of the Williams-Sonoma, Inc. 2001 Incentive Bonus Plan so that we may continue to use the 2001 Incentive Bonus Plan to achieve the company's goals and continue to receive a federal income tax deduction for certain compensation paid under the 2001 Incentive Bonus Plan; 3) The ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending January 29, 2006; and 4) Such other business as may properly come before the meeting or any adjournment or postponement of the meeting.
WHO CAN VOTE:	You may vote if you were a shareholder of record as of March 22, 2005.
DATE OF MAILING:	This notice, the Proxy Statement and the Annual Report are first being mailed to shareholders on or about April 20, 2005.

By Order of the Board of Directors

Seth R. Jaffe
Secretary

YOUR VOTE IS IMPORTANT

Instructions for submitting your proxy are summarized in the Proxy Statement and on your proxy card. It is important that your shares be represented and voted at the Annual Meeting. Please submit your proxy via the Internet, by telephone, or mark, sign, date and promptly return the enclosed proxy card in the enclosed envelope. Any proxy may be revoked at any time prior to its exercise at the Annual Meeting.

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WILLIAMS-SONOMA, INC.

3250 Van Ness Avenue
San Francisco, California 94109
www.williams-sonomainc.com

PROXY STATEMENT FOR 2005 ANNUAL MEETING OF SHAREHOLDERS

GENERAL INFORMATION

Our Board of Directors is soliciting this Proxy Statement and the enclosed proxy card for use at our 2005 Annual Meeting of Shareholders, to be held on Wednesday, May 18, 2005 at 9:00 a.m. Pacific Daylight Time, and for any adjournment or postponement of the meeting. Our Annual Meeting will be held at our corporate headquarters located at 3250 Van Ness Avenue, San Francisco, California 94109. Our Annual Report to Shareholders for the fiscal year ended January 30, 2005, or fiscal 2004, including our financial statements for fiscal 2004, is also enclosed. These proxy materials are first being mailed to shareholders on or about April 20, 2005.

What is the purpose of the Annual Meeting?

Shareholders will be asked to vote on the following matters:

- The election of our Board of Directors;
- The amendment and restatement of our 2001 Incentive Bonus Plan so that we may continue to use the 2001 Incentive Bonus Plan to achieve the company's goals and continue to receive a federal income tax deduction for certain compensation paid under the 2001 Incentive Bonus Plan;
- The ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending January 29, 2006; and
- Such other business as may properly come before the meeting or any adjournment or postponement of the meeting, including shareholder proposals. At this time, we do not know of any other matters to be brought before the Annual Meeting.

Who may vote?

Only shareholders of record at the close of business on March 22, 2005, the record date, are entitled to receive notice of and to vote at the Annual Meeting. Each holder of our common stock will be entitled to one vote for each share of our common stock owned as of the record date. As of the record date, there were 115,423,823 shares of our common stock outstanding and entitled to vote, and there were 516 shareholders of record, which number does not include shares held in the name of a bank or brokerage firm. We do not have any outstanding shares of preferred stock.

How do I vote?

You may vote in person at the Annual Meeting, electronically by submitting your proxy through the Internet, by telephone or by returning the enclosed proxy card in the enclosed envelope before the Annual Meeting. Proxies properly executed, timely returned to us and not revoked will be voted in accordance with the instructions contained in the proxy. If any matter not described in this Proxy Statement is properly presented for action at the meeting, the persons named in the enclosed proxy will have discretionary authority to vote according to their best judgment.

How do I vote electronically or by telephone?

You may vote electronically by submitting your proxy through the Internet or by telephone. The Internet and telephone voting procedures are designed to authenticate your identity as a Williams-Sonoma, Inc. shareholder, to allow you to vote your shares and to confirm that your instructions have been properly recorded. Specific instructions to be followed for voting via the Internet or by telephone are summarized below in this Proxy Statement and on your proxy card.

Shares Registered Directly in the Name of the Shareholder

If your shares are registered directly in your name in our stock records maintained by our transfer agent, Wells Fargo Shareowner Services, then you may vote your shares:

- on the Internet at www.eproxy.com/wsm/ ; or
- by calling Wells Fargo Shareowner Services from within the United States at 800-560-1965.

Proxies for shares registered directly in your name that are submitted through the Internet or by telephone must be received before noon Pacific Daylight Time on Tuesday, May 17, 2005.

Shares Registered in the Name of a Brokerage Firm or Bank

If your shares are held in an account at a brokerage firm or bank, you should follow the voting instructions on your proxy card.

What if I return my proxy card directly to the company, but do not provide voting instructions?

If a signed proxy card is returned to us without any indication of how your shares should be voted, votes will be cast "FOR" the election of the directors named in this Proxy Statement; "FOR" the described amendment and restatement of our 2001 Incentive Bonus Plan; and "FOR" the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending January 29, 2006.

How many votes must be present to hold the Annual Meeting?

Shareholders holding a majority of our outstanding shares as of the record date must be present in person or by proxy at the Annual Meeting so that we may transact business. This is known as a quorum. Shares that are voted in person or by the Internet, telephone or signed proxy card, and abstentions and broker non-votes, will be included in the calculation of the number of shares considered to be present for purposes of determining whether there is a quorum at the Annual Meeting.

What is a broker non-vote?

The term broker non-vote refers to shares that are held of record by a broker for the benefit of the broker's clients but that are not voted at the Annual Meeting on certain non-routine matters set forth in New York Stock Exchange, or NYSE, Rule 402.08(B) because a broker did not receive instructions from the broker's clients on how to vote the shares and, therefore, was prohibited from voting the shares.

What is cumulative voting and when does it occur?

Cumulative voting is a system of shareholder voting to elect directors that allows a shareholder to cast all of the shareholder's votes for a single director or multiple directors. If a shareholder requests that cumulative voting take place, then every shareholder entitled to vote may cumulate votes for director nominees, and you will be entitled to cast as many votes as are equal to the number of shares owned by you as of the record date multiplied by the number of directors to be elected. To engage in cumulative voting, a shareholder entitled to vote at the Annual Meeting must give notice of the shareholder's intention to cumulate votes before voting begins. If that occurs, you may cumulate votes only with respect to the election of director nominees whose names were placed in nomination prior to the voting for directors. Cumulative votes may be cast for one director nominee or distributed among two or more director nominees. For example, if you owned 100 shares of our common stock as of the record date and eight directors were being elected, you would have 800 votes (100 shares multiplied by eight directors) to cast for one or more of the director nominees at the Annual Meeting.

A director elected by cumulative voting only can be removed without cause by the same cumulative voting standards.

As of the date of this Proxy Statement, we have not received notice that any shareholder has requested the ability to cumulate votes for directors.

How many votes are needed to elect directors?

The nine director nominees receiving the highest number of votes at the Annual Meeting will be elected as directors. This is called a plurality. Your proxy will be voted in accordance with your instructions. If no instructions are given, the proxy holders will vote "FOR" each of the director nominees. Since directors are elected by a plurality, broker non-votes and abstentions will have no effect on the outcome of the election.

How many votes are needed to approve Proposals 2 and 3?

Proposal 2, amendment and restatement of our 2001 Incentive Bonus Plan, requires the affirmative vote of a majority of our outstanding shares of common stock. Proxy cards marked "abstain" and broker non-votes will have the effect of a "NO" vote on Proposal 2.

Proposal 3, ratification of independent registered public accounting firm, requires the affirmative vote of a majority of the shares represented and voting at the Annual Meeting and a majority of the quorum required to transact business at the Annual Meeting. Proxy cards marked "abstain" and broker non-votes are not counted as votes cast. Proxy cards marked "abstain" or broker non-votes will have the effect of a "NO" vote on Proposal 3 if the number of affirmative votes is a majority of the votes cast but does not constitute a majority of the quorum required to transact business at the Annual Meeting.

Are there any shareholder proposals this year?

No, we did not receive notice before December 16, 2004 of any shareholder proposals requesting inclusion in our proxy statement for our 2005 Annual Meeting or of any shareholder proposals to be raised at this year's Annual Meeting.

What if I want to change my vote(s)?

You may revoke your proxy prior to the close of voting at the Annual Meeting by any of the following methods:

- sending written notice of revocation to our Secretary;
- sending a signed proxy card bearing a later date to our Secretary; or
- attending the Annual Meeting, revoking your proxy and voting in person.

What is householding?

Householding is a cost-cutting procedure used by us and approved by the Securities and Exchange Commission, or SEC. Under the householding procedure, we send only one Annual Report and Proxy Statement to shareholders of record who share the same address and last name, unless one of those shareholders notifies us that the shareholder would like a separate Annual Report and Proxy Statement. A shareholder may notify us that the shareholder would like a separate Annual Report and Proxy Statement by phone at 415-421-7900 or at the following mailing address: 3250 Van Ness Avenue, San Francisco, California 94109, Attention: Annual Report Administrator. If we receive such notification that the shareholder wishes to receive a separate Annual Report and Proxy Statement, we will promptly deliver such Annual Report and Proxy Statement. A separate proxy card is included in the materials for each shareholder of record. If you wish to update your participation in householding, you may contact your broker or the mailing agent, ADP Investor Communication Services, at 800-542-1061.

What if I received more than one proxy card?

If you received more than one proxy card, it means that you have multiple accounts with brokers and/or our transfer agent. You must complete each proxy card in order to vote all of your shares. If you are interested in consolidating your accounts, you may contact your broker or our transfer agent, Wells Fargo Shareowner Services, at 800-468-9716.

Who pays the expenses incurred in connection with the solicitation of proxies?

We pay all of the expenses incurred in preparing, assembling and mailing this Proxy Statement and the materials enclosed. We have retained Skinner & Company to assist in the solicitation of proxies at an estimated cost to us of $6,000. Some of our officers or employees may solicit proxies personally or by telephone or other means. None of those officers or employees will receive special compensation for such services.

PROPOSAL 1

ELECTION OF DIRECTORS

What is this proposal?

This is a proposal to elect our Board of Directors.

How many members are on our Board?

Our Board consists of nine members who are elected annually.

Has the Board determined which directors are independent?

The Board has determined that Sanjiv Ahuja, Adrian D.P. Bellamy, Adrian T. Dillon, Jeanne P. Jackson, Michael R. Lynch and Richard T. Robertson do not have a material relationship with us and are independent within the meaning of the NYSE and SEC director independence standards, as currently in effect. Further, our Board committees satisfy the independence requirements of the NYSE. The Board's independence determination was based on information provided by our directors and discussions among our officers and directors.

How often did our Board meet in fiscal 2004?

During fiscal 2004, our Board held a total of 6 meetings. Each incumbent director who was a member of our Board during fiscal 2004 attended at least 75% of the total of our Board meetings and the meetings held by all committees of the board on which such director served.

What is our policy for director attendance at the Annual Meeting?

Our policy is that directors who are up for election at our Annual Meeting should attend the Annual Meeting. Each of the incumbent directors who was a member of our Board during fiscal 2004 attended our 2004 Annual Meeting.

How can shareholders communicate with members of the Board?

Shareholders may send written communications to the Board or to any of the directors at the following address: Secretary, Williams-Sonoma, Inc., 3250 Van Ness Avenue, San Francisco, California 94109. All communications will be compiled by our Secretary and submitted to the Board or an individual director, as appropriate, on a periodic basis.

What will happen if a nominee is unwilling or unable to serve prior to the Annual Meeting?

Our Board has no reason to believe that any of the nominees will be unwilling or unable to serve as a director. However, should a nominee become unwilling or unable to serve, our Nominations and Corporate Governance Committee would recommend another person or persons to be nominated by our Board to stand for election, and your proxies would be voted for the person or persons selected by the committee.

How are the directors compensated?

Directors do not presently receive any cash compensation for their service on our Board or Board committees. As their exclusive compensation relating to Board and Board committee service, non-employee directors are awarded stock options. Specifically, we grant each non-employee director an option to purchase 13,500 shares of our common stock upon the non-employee director's initial election to our Board. We also grant to each non-employee director on the date of the Annual Meeting an option to purchase 12,500 shares of the Company's common stock (so long as the non-employee director has been serving on our board for at least three months). We also annually grant to the chairperson of the Audit Committee an option to purchase 3,000 shares of our common stock and to the chairpersons of the Compensation Committee and the Nominations and Corporate Governance Committee an option to purchase 1,000 shares of our common stock. The exercise price of these options is equal to the fair market value of our common stock on the last market trading day prior to the date of the option grant. These options granted to our non-employee directors and committee chair people vest one year from the date of grant. In addition, we reimburse travel expenses related to attending Board, committee or our business meetings and offer discounts on our merchandise to all non-employee directors and their immediate families.

Does the Board hold executive sessions?

It is the Board's policy to have a separate meeting time for independent directors, typically during the regularly scheduled Board meetings. The executive sessions are led by the chairperson of the Nominations and Corporate Governance Committee of the Board, an independent director, who is currently Michael R. Lynch.

Are there any family or other special relationships among the director nominees and our executive officers?

No, there are no family relationships between any director nominee or executive officer and any other director nominee or executive officer. There are no arrangements or understandings between any director nominee or executive officer and any other person pursuant to which he or she has been or will be selected as our director and/or executive officer.

Were any incumbent directors not elected at the 2004 Annual Meeting?

Yes. Adrian T. Dillon was appointed to the Board on April 18, 2005. Mr. Dillon was identified by a third-party search firm that was retained by management in consultation with the Nominations and Corporate Governance Committee.

Information Regarding the Director Nominees

The following table sets forth information, as of April 20, 2005, with respect to each director nominee. Each director nominee furnished the biographical information set forth below.

Nominee	Director Since	Position with the Company and Recent Business Experience
W. Howard Lester Age 69	1979	• Chairman since 1986 • Chief Executive Officer, 1979 – 2001 • Director of Harold's Department Stores, Inc. (retail sales)
Edward A. Mueller Age 57	1999	• Chief Executive Officer since 2003 • President and Chief Executive Officer, Ameritech (telecommunications), 2000 – 2002 • President, SBC International Operations (telecommunications), 1999 – 2000
Sanjiv Ahuja Age 48	2003	• Member of the Nominations and Corporate Governance Committee • Chief Executive Officer, Orange SA (wireless communications) since 2004 • Chief Operating Officer, Orange SA, 2003 – 2004 • Chief Executive Officer, Comstellar Technologies (telecommunications), 2000 – 2003 • President, Telcordia Technologies (telecommunications), 1997 – 2000 • Director of Mobistar S.A. (telecommunications)
Adrian D.P. Bellamy Age 63	1997	• Chairman of the Compensation Committee and member of the Audit and Nominations and Corporate Governance Committees • Executive Chairman and Director of The Body Shop International PLC (personal care products) since 2002 • Chairman and Director of Reckitt Benckiser PLC (household, personal, health and food products) • Director of Gap, Inc. (clothing)

Nominee	Director Since	Position with the Company and Recent Business Experience
Patrick J. Connolly Age 58	1983	• Executive Vice President, Chief Marketing Officer since 2000 • Executive Vice President, General Manager, Catalog, 1995 – 2000
Adrian T. Dillon Age 51	2005	• Member of the Audit Committee • Executive Vice President and Chief Financial Officer, Finance and Administration, Agilent Technologies, Inc. (technology testing and analysis solutions) since 2001 • Executive Vice President and Chief Financial and Planning Officer, Eaton Corporation (diversified industrial manufacturing), 1997 – 2001

Jeanne P. Jackson
Age 53
	2003	• Member of the Audit and Compensation Committees
		• Founding Partner, MSP Capital (strategy and investment services) since 2002
		• President and Chief Executive Officer, Walmart.com (on-line retail), 2000 – 2002
		• President and Chief Executive Officer, Banana Republic, division of Gap, Inc. (clothing), 1995 – 2000
		• President and Chief Executive Officer, Gap Inc. Direct, division of Gap, Inc., 1998 – 2000
		• Director of:
		  • McDonald's Corporation (fast food)
		  • Nike, Inc. (athletic apparel)
		  • Nordstrom, Inc. (apparel)

Michael R. Lynch Age 53	2000	• Chairman of the Audit Committee and the Nominations and Corporate Governance Committee • GSC Partners (investment advisor) since 2005 • Managing Director, Goldman, Sachs & Co. (investment banking), 1996 – 2005
Richard T. Robertson Age 59	2000	• Member of the Compensation Committee • President, Warner Bros. Domestic Television Distribution (entertainment) since 1989

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF ALL OF THE DIRECTORS LISTED ABOVE.

What is our Director Emeritus program, and when was it initiated?

In 2003, we initiated our Director Emeritus program for directors who have, in the opinion of the Board, provided long and meritorious service as members of the Board. Individuals who accept appointment to the position of Director Emeritus agree to provide advisory and consulting services on such business matters as the Board may determine. These individuals may attend meetings of the Board but do not vote on Board matters.

Information Regarding Directors Emeritus

The following table sets forth information, as of April 20, 2005, with respect to each Director Emeritus.

Director Emeritus	Director Emeritus Since	Position with the Company and Business Experience
Charles E. Williams .... Age 89	2003	• Director, 1973 – 2003 • Vice Chairman, 1986 – 2003 • Founder
James A. McMahan .... Age 82	2003	• Director, 1979 – 2003 • Chief Executive Officer of McMahan Furniture Stores (furniture), 1947 – 1999

What are the committees of our Board?

Our Board has the following committees, with the following members as of April 20, 2005:

Committee and Members	Functions of Committee	Number of Meetings in Fiscal 2004
Audit: Michael R. Lynch, Chairman Adrian D.P. Bellamy Adrian T. Dillon Jeanne P. Jackson	• Monitors the integrity of financial reports and other financial information prepared by us; • Appoints and/or replaces any independent registered public accounting firm issuing an audit report or performing other audit, review or attest services; • Reviews the performance of our internal audit function, independent registered public accounting firm and our auditing, accounting and financial reporting procedures; • Monitors our compliance with legal and regulatory requirements; and • Monitors our system of internal controls.	6
Compensation: Adrian D.P. Bellamy, Chairman Jeanne P. Jackson Richard T. Robertson	• Reviews and determines our executive officers' compensation; • Reviews and determines our general compensation goals and guidelines for our employees; • Reviews and determines our compensation policy for our non-employee directors; and • Administers certain of our compensation plans and provides assistance and recommendations with respect to other compensation plans.	3
Nominations and Corporate Governance: Michael R. Lynch, Chairman Sanjiv Ahuja Adrian D.P. Bellamy	• Reviews and recommends corporate governance policies; • Identifies and makes recommendations for nominees for director and considers criteria for selecting director candidates; • Considers shareholders' director nominations; and • Evaluates the performance of our Chief Executive Officer and oversees the evaluation of the performance of our management and our Board.	3

Will our Nominations and Corporate Governance Committee consider nominees recommended by shareholders?

Yes, our Nominations and Corporate Governance Committee will consider nominees recommended by shareholders provided that such nominees are submitted pursuant to the procedures and timelines described in the "Nominations and Corporate Governance Committee Report" and "Shareholder Proposals" sections of this Proxy Statement.

Are there any disclosures relating to Compensation Committee interlocks and insider participation?

During fiscal 2004, none of our executive officers served as a member of the Board of Directors or Compensation Committee of any entity that has one or more executive officers serving as a member of our Board or Compensation Committee.

PROPOSAL 2

AMENDMENT AND RESTATEMENT OF OUR 2001 INCENTIVE BONUS PLAN

What is this proposal?

This is a proposal asking shareholders to approve the amended and restated 2001 Incentive Bonus Plan, to be effective as of January 25, 2006, so that we may continue to use the 2001 Incentive Bonus Plan to achieve the company's goals and continue to receive a federal income tax deduction for certain compensation paid under the 2001 Incentive Bonus Plan. Shareholders approved the 2001 Incentive Bonus Plan in 2001. In order for the company to continue to receive federal income tax deductions for all compensation paid under the 2001 Incentive Bonus Plan after the current plan expires, we must obtain new shareholder approval before bonuses that are earned in fiscal year 2006 are paid out in fiscal year 2007. The amended and restated plan is attached to this Proxy Statement as Exhibit A.

Has our Board approved the amended and restated plan?

On March 15, 2005, the Compensation Committee of our Board of Directors approved the amended and restated 2001 Incentive Bonus Plan, subject to approval from our shareholders at the Annual Meeting. If shareholders do not approve the amended and restated 2001 Incentive Bonus Plan, the current 2001 Incentive Bonus Plan will continue in effect as currently in place through fiscal year 2005 and will terminate pursuant to its terms. Also, if shareholders do not approve the amended and restated 2001 Incentive Bonus Plan, the company may not be entitled to a deduction for certain incentive compensation paid to our Chief Executive Officer and four other most highly compensated executive officers after the current 2001 Incentive Bonus Plan expires. Our named executive officers have an interest in this proposal.

What changes are being made to the current plan?

The current plan has been changed to add to the performance goals available under the plan. The performance goals available under the amended and restated 2001 Incentive Bonus Plan, the achievement of which determines the bonuses paid under the plan, will closely reflect those available under the company's 2001 Long-Term Incentive Plan. The amended and restated 2001 Incentive Bonus Plan also allows the Compensation Committee to adjust any of the performance goals applicable to an award to reflect extraordinary expenses or changes in accounting rules. In addition, the maximum award available under the plan has been increased to the lesser of $3,000,000 or 300% of each participant's annual base salary in effect on the first day of the first fiscal year in the award period, multiplied by the number of complete or partial fiscal years in the award period. The plan has also been changed to remove language particular to the participation of Dale Hilpert, the company's former Chief Executive Officer and to remove language relating to non-executive officers, as non-executive officers will not participate in the amended and restated 2001 Incentive Bonus Plan, but will receive bonuses pursuant to separate arrangements. Lastly, the term of the amended and restated 2001 Incentive Bonus Plan has been extended so that it will continue in place until the first company shareholder meeting held in 2010, unless it is re-approved by the company's shareholders at or before such meeting or is earlier terminated by the Board of Directors.

SUMMARY OF THE AMENDED AND RESTATED PLAN

The following questions and answers provide a summary of the principal features of the amended and restated 2001 Incentive Bonus Plan and its operation. This summary is qualified in its entirety by the amended and restated 2001 Incentive Bonus Plan attached hereto as Exhibit A.

What is the purpose of the plan?

The 2001 Incentive Bonus Plan is intended to motivate and reward participants by making a significant portion of their cash compensation directly dependent upon achieving the company's objectives. The 2001 Incentive Bonus Plan accomplishes this by providing additional compensation to the company's executive officers as an incentive to attain the company's goals. The 2001 Incentive Bonus Plan also functions as a retention tool, helping to ensure the continued availability of the services of the executive officers to the company.

The 2001 Incentive Bonus Plan also is designed to qualify as "performance-based" compensation under Section 162(m) of the Internal Revenue Code ("Section 162(m)"). Under Section 162(m), the company may not receive a federal income tax deduction for compensation paid to our Chief Executive Officer or any of the other four most highly compensated executive officers to the extent that any of these persons receives more than $1 million in any one year. However, the company may deduct compensation in excess of $1 million if it qualifies as performance-based compensation under Section 162(m). Payments under the 2001 Incentive Bonus Plan are intended to qualify as performance-based compensation, thereby permitting the company to receive a federal income tax deduction for the payment of incentive compensation.

Who administers the plan?

The 2001 Incentive Bonus Plan is administered by a committee (the "Committee") of the company's Board of Directors, consisting of two or more directors. The members of the Committee must qualify as "outside directors" under Section 162(m) for purposes of qualifying compensation under the plan as performance-based compensation. Currently, the Committee administering the plan is the Compensation Committee of the Board of Directors.

What are the powers of the Committee?

The Committee has full power to administer the plan, including amending or revoking rules or procedures as it deems proper for the administration of the plan. However, such actions may only be taken upon the agreement of a majority of the Committee. Subject to the terms of the plan, the Committee has sole discretion to construe and interpret the plan, make all determinations for the administration of the plan, grant awards under the plan, including determining the terms and conditions of each award, such as the target amount and the performance goals and, at any time, reduce any award to be paid out under the plan.

Who is eligible to receive awards?

Executive officers and those employees who are deemed "covered employees" for purposes of Section 162(m) may participate in the amended and restated 2001 Incentive Bonus Plan during each fiscal year of the company. For purposes of Section 162(m), covered employees include our Chief Executive Officer and the company's next four most highly compensated executive officers. An executive whose employment or service relationship with the company terminates before the end of any award period is not entitled to participate in the plan or receive any awards under the plan in a later fiscal year, unless he or she again becomes eligible to participate in the plan.

How are target awards established?

For each award period, the Committee establishes a performance award target based upon the achievement of a specified goal relating to one or more performance goals for each plan participant. Award periods consist of one or more fiscal years of the company, or one or more quarters of the company, as the Committee determines, and the award periods may be different for different awards. The Committee must establish performance goals for an award no later than the earlier of 90 days after the first day of the award period or the date on which 25% of the award period has elapsed. The maximum award under the plan for each award period may not exceed $3,000,000 or 300% of each participant's annual base salary in effect on the first day of the first fiscal year in the award period, multiplied by the number of complete or partial fiscal years in the award period.

How are the amounts of individual awards established?

For each award period, the covered employee receives an award equal to the specific amount determined under the formula relating to the performance goals that have been established for that award. The Committee has the discretion to decrease the amount of any award payable under the plan.

What are performance goals?

We have designed the plan so that it permits us to pay compensation that qualifies as performance-based under Section 162(m). This allows the Committee to make performance goals applicable to a participant with respect to an award. At the Committee's discretion, one or more of the following performance goals may apply to an award: (i) annual revenue; (ii) cash position; (iii) earnings per share; (iv) earnings per share prior to accounting for the payment of annual bonuses; (v) earnings before interest, taxes, depreciation and amortization; (vi) net profits (before-tax or after-tax); (vii) operating cash flow; (viii) return on assets; (ix) return on equity; (x) return on sales; and (xi) total shareholder return. Except for total shareholder return, these performance goals may apply to company performance or to the performance of a business unit, product lines or specific markets. Performance goals may be different from participant to participant, within or between award periods and from award to award. The amended and restated 2001 Incentive Bonus Plan also allows the Committee to adjust any of the performance goals applicable to an award to reflect extraordinary expenses or changes in accounting rules.

How are awards under the plan paid out?

Before awards are paid under the plan, the Committee must certify that the performance goal for the award has been satisfied. Awards under the plan are paid in cash, reasonably promptly following the conclusion of the award period and the Committee's certification that the applicable performance goals have been satisfied. In no event are the awards paid later than three months after the conclusion of the fiscal year of the company in which the award period ends.

What happens if a participant terminates employment before an award is paid?

A participant in the plan may not receive an award if he or she is not employed with the company on the last day of an award period, unless the Committee specified at the time of grant that the award would be paid in full or on a prorated basis if the participant terminated employment for reasons the Committee had specified. If the award is paid on a prorated basis in such an event, it will not constitute performance-based compensation for purposes of Section 162(m).

How can we amend or terminate the plan?

The Board generally may amend, suspend or terminate the plan at any time and for any reason. Amendments will be contingent on shareholder approval if the amendment raises the maximum award limit under the plan or if required by applicable law or to continue to allow awards to qualify as performance-based compensation under Section 162(m). By its terms, the amended and restated 2001 Incentive Bonus Plan will continue in place until the fifth anniversary of the effective date of the amendment and restatement, unless it is re-approved by the company's shareholders at or before such meeting or is earlier terminated by the Board of Directors.

What are the awards to be granted to certain individuals and groups?

Awards under the 2001 Incentive Bonus Plan are determined based on actual future performance, so future actual awards cannot now be determined. Because our executive officers are eligible to receive awards under the 2001 Incentive Bonus Plan, our executive officers have an interest in this proposal. Awards were paid to our named executive officers under the 2001 Incentive Bonus Plan for fiscal 2004 in the amounts listed in the Compensation Committee Report (see page 21). No directors are eligible to participate in the plan. The Committee may pay bonuses outside of the amended and restated 2001 Incentive Bonus Plan for the accomplishment of strategic or other individual goals, and it chose to do so for fiscal 2004.

Why do we recommend that the 2001 Incentive Bonus Plan be amended and restated?

We believe that the amended and restated plan is essential to our continued success. Our employees are our most valuable asset. Cash bonuses provided under the plan will substantially assist us in continuing to attract and retain key employees. Such awards also are crucial to our ability to motivate employees to achieve our goals. As noted above, if shareholders do not approve the amended and restated 2001 Incentive Bonus Plan, the current 2001 Incentive Bonus Plan will continue in effect as currently in place through January 24, 2006 and will terminate pursuant to its terms.

What vote is required to approve this proposal?

To approve this proposal, a majority of the outstanding shares of our common stock must vote "FOR" this proposal.

If approved, when would the amended and restated plan become effective?

The amended and restated plan would become effective as of January 25, 2006.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL OF THE AMENDMENT AND RESTATEMENT OF THE 2001 INCENTIVE BONUS PLAN.

PROPOSAL 3

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

What is this proposal?

This is a proposal to ratify the selection of Deloitte & Touche LLP, or Deloitte, as our independent registered public accounting firm for the fiscal year ending January 29, 2006. The Audit Committee selected Deloitte as our independent registered public accounting firm for the year ending January 29, 2006, subject to ratification by our shareholders. Although shareholder ratification of our independent registered public accounting firm is not required by law, as a matter of corporate governance we are requesting that our shareholders ratify such selection.

What relationship does Deloitte currently have with us?

Deloitte has audited our financial statements for the last twenty-five years. Based in part upon information provided by Deloitte, the Audit Committee determined that Deloitte is independent under applicable independence standards.

Will a Deloitte representative be present at the Annual Meeting?

A Deloitte representative will be present at the Annual Meeting and will have the opportunity to make a statement. Deloitte's representative will be available to respond to appropriate questions.

What services did Deloitte provide in fiscal 2004?

Deloitte's services for fiscal 2004 included: the issuance of an opinion on (i) our annual consolidated financial statements, (ii) management's assessment of our internal control, (iii) the effectiveness of our internal control and (iv) our associate stock incentive plan; review of our quarterly consolidated financial statements; review of our internal control over financial reporting; and audit services related to periodic filings made with the SEC. In fiscal 2004, Deloitte also performed certain audit-related and tax services, and discussed certain matters with our Audit Committee, in each case as more fully described in the Audit Committee Report and the Audit and Related Fees section below.

What vote is required to approve this proposal?

To approve this proposal, a majority of the shares represented and voting at the Annual Meeting and a majority of the quorum required to transact business at the Annual Meeting must vote "FOR" this proposal.

What will happen if shareholders vote against this proposal?

If shareholders vote against this proposal, we will consider interviewing other independent registered public accounting firms. There can be no assurance, however, that we will choose to appoint another independent registered public accounting firm even if this proposal is not approved.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE SELECTION OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING JANUARY 29, 2006.

INFORMATION CONCERNING EXECUTIVE OFFICERS

This table provides certain information about our executive officers as of April 20, 2005. The executive officers are elected by our Board and serve at the pleasure of our Board, subject to rights, if any, under employment contracts.

Name	Position with the Company and Business Experience
W. Howard Lester Age 69	*
Edward A. Mueller Age 57	*
Laura J. Alber Age 36	• President, Pottery Barn Brands since 2002 • Executive Vice President, Pottery Barn, 2000 – 2002 • Senior Vice President, Pottery Barn Catalog and Pottery Barn Kids Retail, 1999 – 2000
Patrick J. Connolly Age 58	*
David M. DeMattei Age 48	• President, Emerging Brands since 2003 • President, North America Retail and Wholesale Divisions of Coach, Inc. (luxury goods), 1998 – 2003
Seth R. Jaffe Age 48	• Senior Vice President, General Counsel and Secretary since 2003 • Vice President, Deputy General Counsel, 2002 – 2003 • Senior Vice President and General Counsel of CareThere, Inc. (healthcare technology), 2000 – 2001 • Chief Counsel, Levi Strauss & Co. (apparel), 1996 – 1999
Sharon L. McCollam Age 42	• Executive Vice President, Chief Financial Officer since 2003 • Senior Vice President, Chief Financial Officer, 2000 – 2003 • Vice President, Finance, 2000 • Chief Financial Officer of Dole Fresh Vegetables, Inc. (food products), 1996 – 2000
Vivian M. Stephenson Age 68	• Chief Operating Officer since 2003 • Chief Information Officer, 2003 • Technology Consultant to Target Corporation (consumer goods), Apple Computer, Inc. (computers) and Williams-Sonoma, Inc., 2000 – 2003 • Executive Vice President and Chief Information Officer of Target Corporation, 1999 – 2000

* Biographical information can be found in the table under the section titled "Information Regarding the Director Nominees" within this Proxy Statement.

Executive Compensation

This table sets forth the annual and long-term compensation earned by our Chief Executive Officer and our four other most highly compensated executive officers during fiscal 2004. These individuals are collectively known as our "named executive officers." None of these officers held stock appreciation rights during the years represented in the tables.

Summary Compensation Table

		Annual Compensation(2)			Long-Term Compensation Awards		
Name and Principal Position	Year(1)	Salary	Bonus	Other Annual Compensation	Restricted Stock Awards	Securities Underlying Options(3)	All Other Compensation
W. Howard Lester	2004	$975,000	$ 731,300	$99,397(4)	—	12,500	$ 12,990(5)
Chairman	2003	975,000	731,300	24,171	—	—	12,621
	2002	904,122	1,356,490	65,945	—	—	11,723
Edward A. Mueller	2004	975,000	731,300	3,437(4)	—	100,000	7,245(6)
Director and Chief Executive Officer	2003	975,000	731,300	4,193	—	—	196,250(7)
	2002	37,500	—	—	—	1,021,000	80
Patrick J. Connolly	2004	531,971	190,000	—	—	50,000	11,069(8)
Director and Executive Vice President,	2003	514,471	193,000	186	—	20,000	14,027
Chief Marketing Officer	2002	499,931	500,000	—	—	—	16,492
Laura J. Alber	2004	474,356	246,000	—	—	50,000	11,836(9)
President, Pottery Barn Brands	2003	514,471	258,800	—	—	30,000	14,027
	2002	498,055	498,077	—	—	—	16,800
Sharon L. McCollam	2004	484,423	235,000	2,029(4)	—	50,000	12,623(10)
Executive Vice President, Chief Financial	2003	398,846	228,600	—	—	85,000	14,129
Officer	2002	363,462	280,000	—	—	—	59,798

(1) Rows specified "2004," "2003" and "2002" represent fiscal years ended January 30, 2005, February 1, 2004 and February 2, 2003, respectively.

(2) While the named executive officers enjoy certain perquisites, except as otherwise indicated in the table, the aggregate value of such perquisites for the fiscal years shown did not equal or exceed the lesser of $50,000 or 10% of each such officer's salary and bonus for the applicable fiscal year.

(3) Figures have been adjusted to reflect stock splits.

(4) For personal use of our airplane.

(5) Comprised of (i) premiums in the amount of $1,140 paid by us for term life insurance in excess of $50,000, (ii) our matching contribution of $3,350 under our Associate Stock Incentive Plan, which amounts are subject to vesting, (iii) a $6,000 car allowance paid by us, and (iv) a $2,500 executive medical supplement paid by us.

(6) Comprised of (i) premiums in the amount of $1,140 paid by us for term life insurance in excess of $50,000, (ii) a $6,000 car allowance paid by us, and (iii) a $105 executive medical supplement paid by us.

(7) Comprised of (i) premiums in the amount of $1,140 paid by us for term life insurance in excess of $50,000, (ii) a $6,000 car allowance paid by us, and (iii) $189,110 as reimbursement for relocation expenses. Excludes $300,000 paid to Mr. Mueller in February 2005 for costs related to his Arizona residence.

(8) Comprised of (i) premiums in the amount of $1,140 paid by us for term life insurance in excess of $50,000, (ii) our matching contribution of $3,736 under our Associate Stock Incentive Plan, which amounts are subject to vesting, (iii) a $6,000 car allowance paid by us, and (iv) a $193 executive medical supplement paid by us.

(9) Comprised of (i) premiums in the amount of $1,140 paid by us for term life insurance in excess of $50,000, (ii) our matching contribution of $3,736 under our Associate Stock Incentive Plan, which amounts are subject to vesting, (iii) a $5,000 car allowance paid by us, and (iv) a $1,960 executive medical supplement paid by us.

(10) Comprised of (i) premiums in the amount of $1,089 paid by us for term life insurance in excess of $50,000, (ii) our matching contribution of $3,958 under our Associate Stock Incentive Plan, which amounts are subject to vesting, (iii) a $6,000 car allowance paid by us, and (iv) a $1,576 executive medical supplement paid by us.

Option Grants in Fiscal 2004

This table sets forth certain information regarding all stock option grants made to the named executive officers during fiscal 2004.

	Individual Grants				Potential Realized Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)	
Name	Number of Securities Underlying Options Granted	Percentage of Total Options Granted to Employees in Fiscal Year(1)	Exercise or Base Price Per Share	Expiration Date(2)	5%	10%
W. Howard Lester	12,500	0.80%	$32.39	6/30/2014	$ 254,624	$ 645,266
Edward A. Mueller	100,000	6.44	32.39	6/30/2014	2,036,990	5,162,132
Patrick J. Connolly	50,000	3.22	32.39	6/30/2014	1,018,495	2,581,066
Laura J. Alber	50,000	3.22	32.39	6/30/2014	1,018,495	2,581,066
Sharon L. McCollam	50,000	3.22	32.39	6/30/2014	1,018,495	2,581,066

(1) In fiscal 2004, we granted options to purchase 1,553,900 shares of our common stock to our employees.

(2) Stock options generally vest in equal annual installments over a five year period.

(3) The 5% and 10% assumed rates of appreciation are required by the SEC and do not represent our estimate or projection of our future stock price.

Aggregate Option Exercises in the Last Fiscal Year and Fiscal Year-End Option Values

This table sets forth information with respect to the named executive officers' exercise of stock options during fiscal 2004 and the fiscal year-end value of unexercised options held at the end of fiscal 2004.

			Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year-End(1)	
Name	Shares Acquired on Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
W. Howard Lester	150,000	$3,964,500	1,460,000	132,500	$36,843,288	$2,755,822
Edward A. Mueller	—	—	490,000	700,000	4,564,295	5,332,000
Patrick J. Connolly	36,000	1,055,280	708,000	162,000	15,971,677	2,295,499
Laura J. Alber	75,000	1,472,530	242,400	269,200	5,291,046	4,619,413
Sharon L. McCollam	—	—	167,000	172,000	3,896,779	2,274,714

(1) The fiscal year-end values are based upon the difference between the closing price of our common stock on the NYSE on January 28, 2005 ($34.53 per share) and the exercise price of the options.

Employment Contracts and Termination of Employment and Change-of-Control Arrangements

Laura J. Alber

We entered into an employment agreement with Laura J. Alber, effective as of March 19, 2001, relating to her employment as Executive Vice President, Pottery Barn (now President, Pottery Barn Brands). The initial term of the agreement expired March 19, 2004 and, per its terms, automatically extends for one-year terms until Ms. Alber's employment is terminated by her or by us. If we terminate Ms. Alber's employment without "cause" (as defined in the agreement), or if she terminates her employment with us for "good reason" (as defined in the agreement), she will be entitled to receive (i) continuation of her base salary at the time of termination for up to one year, and (ii) outplacement services at a level commensurate with Ms. Alber's position at no cost to Ms. Alber. In addition, we will pay the premiums for health coverage under COBRA for Ms. Alber and her dependents until Ms. Alber either commences new employment or Ms. Alber or her dependents are no longer eligible for COBRA coverage.

Sharon L. McCollam

We entered into an employment agreement with Sharon L. McCollam, effective as of December 28, 2002, relating to her employment as Senior Vice President, Chief Financial Officer (now Executive Vice President, Chief Financial Officer). The initial term of Ms. McCollam's agreement expires December 28, 2005, and, per its terms, automatically extends for one-year terms until Ms. McCollam's employment is terminated by her or by us. If we terminate Ms. McCollam's employment without "cause" (as defined in the agreement), or if Ms. McCollam terminates her employment with us for "good reason" (as defined in the agreement), she will be entitled to receive (i) continuation of her base salary at the time of termination for a period of one year and her target bonus for that year, and (ii) outplacement services at a level commensurate with her position at no cost to her. In addition, we will pay the premiums for health care coverage under COBRA for Ms. McCollam's dependents and Ms. McCollam until she either commences new employment or she and her dependents are no longer eligible for COBRA coverage. Upon a "change in control" (as defined in the agreement), if Ms. McCollam is terminated without cause or she terminates her employment for good reason, the "options" (as defined in the agreement) to the extent not yet vested, shall vest and become exercisable in full during the time period specified in the relevant "option agreements" (as defined in the agreement). If, prior to December 28, 2005, Ms. McCollam's employment is terminated because of her death or disability (in accordance with Section 4 of the agreement), we terminate her without cause or she terminates her employment with us for good reason, then 60% of the shares underlying the options that are not then vested shall vest and become exercisable during the time period specified in the relevant option agreements.

COMMITTEE REPORTS

The following reports by our Compensation Committee, Nominations and Corporate Governance Committee and Audit Committee covering fiscal 2004 shall not be deemed to be (i) "soliciting material," (ii) "filed" with the SEC, (iii) subject to Regulations 14A or 14C of the Securities Exchange Act of 1934, or (iv) subject to the liabilities of Section 18 of the Securities Exchange Act of 1934. The reports shall not be deemed incorporated by reference into any of our other filings under the Securities Exchange Act of 1934 or the Securities Act of 1933, except to the extent we specifically incorporate it by reference into such filing.

Compensation Committee Report

Who serves on the Compensation Committee?

During fiscal 2004 through the present, the Compensation Committee consisted of Adrian D.P. Bellamy, Jeanne P. Jackson and Richard T. Robertson. Mr. Bellamy serves as Chairman of the Compensation Committee. The Board has determined that each member of the Compensation Committee is independent under the NYSE rules as currently in effect, is an outside director as such term is defined with respect to Section 162(m) of the Internal Revenue Code and is a non-employee director under Section 16(b) of the Securities Exchange Act of 1934. None of the committee members has ever served as an officer of the company.

What is the role of the Compensation Committee with respect to executive compensation?

The Compensation Committee administers the company's compensation programs, including compensation arrangements and equity plans. We have engaged an independent executive compensation consulting firm to assist us in discharging our responsibilities. Our role is detailed in the Compensation Committee Charter, which was amended and restated by the Board on March 16, 2004. The Compensation Committee Charter is available on the company's website at www.williams-sonomainc.com and was attached to last year's Proxy Statement. Specifically, we:

- Review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluate the Chief Executive Officer's performance in light of those goals and objectives, and review and approve the level of compensation, including base salary, bonus, equity compensation, and any other benefits to be provided to the Chief Executive Officer based on this evaluation;

- Review, make recommendations to the Board regarding, and approve, as appropriate, compensation for executive officers other than the Chief Executive Officer. Each of the named executive officers is listed in the Summary Compensation Table appearing in this Proxy Statement;
- Review, make recommendations to the Board regarding, and approve, as appropriate, general compensation goals and guidelines for the company's employees;
- Review, make recommendations to the Board regarding, and approve, as appropriate, the compensation policy for the non-employee directors of the company; and
- Act as the administrator of and administer, within the authority delegated by the Board, the company's incentive compensation and equity-based plans.

Does the Compensation Committee delegate any of its authority?

The Compensation Committee does not delegate any of its authority with respect to executive officers and non-employee directors of the company. However, the Compensation Committee has appointed a Non-Executive Stock Option Committee to which it has delegated the ability to grant awards under the company's equity based plans to those employees who are not executive officers. The Non-Executive Stock Option Committee consists of two of the company's directors, Edward A. Mueller and Patrick J. Connolly.

What is the Compensation Committee's philosophy of executive compensation?

We believe that the company's executive compensation programs should support the company's objective of creating value for its shareholders. Accordingly, we believe that executive officers and other key employees should have a significant stake in the company's stock performance and that compensation programs should link executive compensation to shareholder value. For this reason, we strive to ensure that the company's executive officer compensation programs are designed to enable the company to attract, retain, motivate and reward highly qualified executive officers while maintaining strong and direct links between executive pay, individual performance, the company's financial performance and shareholder returns. One of the ways we have sought to accomplish this is by making a significant portion of individual compensation directly dependent on the company's achievement of financial goals, and by providing significant rewards for exceeding those goals. We believe that strong financial performance, on a sustained basis, is an effective means of enhancing long-term shareholder return.

What are the components of executive compensation?

We consider three major elements in our compensation program:

- Base salary;
- Annual incentive opportunities; and
- Long-term incentives.

We believe that offering the executive team a total compensation package with a strong at-risk, pay-for-performance component helps to achieve the company's objective of creating value for its shareholders. Each of the three major elements in our compensation program is discussed in detail below, but in general this means:

- Base salaries are competitive with comparable public retail companies relative to similar positions.
- Annual incentive opportunities are based principally on the company's overall corporate performance and the executive's attainment of individual goals. This results in the company's strongest performers receiving a better compensation package while poorer performers receive less. We believe the structure of our annual incentive opportunities fosters a performance-driven culture.
- Long-term incentives, such as equity compensation awards, are structured to encourage our executive team to manage from the perspective of owners in the company and to reward executives and other key employees for maximizing long-term shareholder value.

How many times did the Compensation Committee meet during fiscal 2004?

The Compensation Committee held a total of three meetings during fiscal 2004, in March, August and November. At certain of these meetings, our Chief Executive Officer made recommendations to us with respect to the compensation adjustments for other executives and with respect to the structure and terms of these officers' target bonuses and equity-based compensation arrangements. However, our Chief Executive Officer did not participate in the portions of the meetings during which his own compensation was deliberated.

Do we compare the company's compensation practices to those of other companies?

Yes. We believe that the compensation practices of many different companies within the retail industry are relevant to establishing the company's compensation programs and executive compensation for each year. Specifically, we strive to ensure that the company's compensation programs and executive compensation are competitive, taking into account pay practices at other companies considered by us to be comparable each year, based on industry, revenues and other factors. We refer to these companies collectively as "comparable companies." For fiscal 2004, the comparable companies included over 30 specialty retail companies with similar annual revenue. We relied on executive compensation benchmarking surveys that provided summarized data levels of base salary, target annual cash incentives, and equity-based and other long-term incentives. We believe that among the comparable companies, survey data in these areas provide, by and large, a reliable indicator of total compensation. In addition, the company utilizes an independent executive compensation consultant hired by management for the purpose of meeting with us to provide information on the competitiveness of the company's compensation programs. The Compensation Committee met periodically throughout the year to review, discuss and analyze the data.

How are base salaries determined?

We review and set the company's executive officers' base salaries, including those of the named executive officers, on an annual basis. This review occurred in March 2004 to confirm appropriate base salaries for fiscal 2004.

We believe that executive officers' base salaries must be sufficiently competitive to attract and retain key executives. Accordingly, base pay and annual increases are determined through an analysis of each individual's salary and total target compensation relative to salaries for similar positions at comparable companies and, to a lesser extent, through a subjective analysis of each individual's experience and past and anticipated contributions to the company's success. As a result, for fiscal 2004, the company's executive officers' base salaries fell generally within the third quartile (i.e., 50th to 75th percentile) of similarly situated executive officers at comparable companies.

How are annual incentives determined?

The company promotes outstanding performance by rewarding executive officers for achieving specific performance objectives with an annual cash bonus paid through the company's 2001 Incentive Bonus Plan or, in some cases, through discretionary bonuses granted outside of the plan. The company pays bonuses under the plan only when the company exceeds a specific corporate earnings objective as established by us in the first quarter of each fiscal year. Bonuses to executive officers, whether granted within or outside of the 2001 Incentive Bonus Plan, are based on the company's performance and on each executive officer's individual performance. If the company or the executive officer fails to fully meet some or all of the company or individual objectives, the award may be significantly reduced or even eliminated. Conversely, if the objectives are overachieved, awards may be significantly increased above target thresholds set under the 2001 Incentive Bonus Plan pursuant to the pre-determined formula and maximums of the plan.

The executive officers' bonus target under the 2001 Incentive Bonus Plan was within the third quartile of annual incentive bonus targets of similarly situated executive officers at comparable companies. The executive officers' base salaries and the bonus target together place annual cash compensation within the third quartile of similarly situated executive officers at comparable companies. In March 2004, we established a 2004 target annual incentive amount under the 2001 Incentive Bonus Plan (the "target bonus") for all of the company's executive officers, including the Chief Executive Officer.

What are the criteria considered in awarding annual incentives?

Under the 2001 Incentive Bonus Plan, key performance criteria for evaluating executive officers include business and financial objectives, and people and organizational goals, as well as other relevant factors as determined by us with input from the company's senior management. These criteria change from year to year. For fiscal 2004, the Compensation Committee determined that no portion of the total target bonus amount under the 2001 Incentive Bonus Plan would be payable unless a prescribed company goal relating to company profitability (the "Company Objective") was achieved.

In the first quarter of each fiscal year, we review a performance report that summarizes management's view regarding whether, and to what extent, the key performance criteria were attained for the prior fiscal year. The performance report also discusses any other significant but unforeseen factors that may have positively or negatively affected the company's performance.

For fiscal 2004, the company exceeded the Company Objective and, as a result, full target bonus amounts were paid pursuant to the 2001 Incentive Bonus Plan. Since the performance levels of the executive officers and the company exceeded the company's targeted goals, the Compensation Committee granted additional bonuses on a discretionary basis outside of the 2001 Incentive Bonus Plan to the company's executive officers reflecting each such officer's contribution to the company's financial results for fiscal 2004.

We verify the company's actual earnings for each performance period, review management's recommendation for the resulting aggregate bonus awards and approve an aggregate award amount. We also review and approve the individual bonus recommendations for the company's executive officers. The company's Chief Executive Officer approves the bonus recommendations for all other eligible employees below the executive officer level.

Based on the company's performance in fiscal 2004 and certain brand-specific metrics, incentive bonuses were paid to the named executive officers as follows:

Named Executive Officer	Bonus Under the 2001 Incentive Plan	Additional Discretionary Bonus	Total Bonus Paid
Mr. Lester	$516,370	$214,930	$731,300
Mr. Mueller	516,370	214,930	731,300
Mr. Connolly	187,825	2,175	190,000
Ms. Alber	166,669	79,331	246,000
Ms. McCollam	171,037	63,963	235,000

How is long-term incentive compensation determined?

The third component of the company's executive compensation program consists of annual stock option grants. We continue to believe that stock option grants are important for motivating executive officers and other employees to increase shareholder value over the long term. We granted stock options to the named executive officers in fiscal 2004. Our stock option grants to executive officers are designed to be competitive with those offered by comparable companies for an executive's job level, to reflect the company's assessment of the executive's ongoing contributions to the company, to create an incentive for executives to remain with the company, and/or to provide a long-term incentive to help the company achieve its financial and strategic objectives. Annual stock option grants to our executive officers fall generally within the third quartile of option grants to similarly situated executive officers at comparable companies.

In determining the amount of stock options granted to an individual executive, the Compensation Committee considers such factors as:

- Awards previously granted to an individual;
- An individual's outstanding awards;
- The vesting schedule of the individual's outstanding awards;

- The aggregate total of all outstanding options and awards; and
- The relative value of awards offered by comparable companies to executives in comparable positions.

Special additional stock options may be granted or approved from time to time to executive officers in connection with promotions, assumption of additional responsibilities and other factors.

Under the company's existing stock option plans, the exercise price of all stock options is not less than 100% of the fair market value of the stock (based on the closing sales price of the company's common stock on the last market trading day prior to the date of the option grant) or not less than 110% of such fair market value for an incentive stock option granted to a shareholder with greater than 10% of the voting power of all company stock. Options granted pursuant to the company's stock option plans generally vest in five equal annual installments. It is the company's policy not to reprice stock options in the event that the fair market value of the common stock falls below the exercise price of the stock options and not to engage in a stock option exchange program.

How is the Chief Executive Officer compensated?

We determined Edward A. Mueller's compensation package based, in part, on:

- A review of the compensation paid to chief executive officers of comparable companies (based on the process described above);
- The compensation packages historically paid to the company's Chief Executive Officer; and
- Our general compensation philosophy as described above.

Mr. Mueller's compensation package for fiscal 2004 included a base salary of $975,000 and a bonus of $731,300. The bonus portion of Mr. Mueller's compensation was based on a formula linked to the company's earnings performance and Mr. Mueller's individual performance. As noted previously, Mr. Mueller was paid a full bonus under the company's 2001 Incentive Bonus Plan because the Company Objective was exceeded. Since the performance levels of Mr. Mueller and the company exceeded the company's targeted goals, the Compensation Committee determined it also was appropriate to pay Mr. Mueller an additional bonus outside of the 2001 Incentive Bonus Plan. As a result, Mr. Mueller received a bonus under the 2001 Incentive Bonus Plan of $516,370 plus an additional discretionary bonus of $214,930. Mr. Mueller's base salary fell within the third quartile of base salaries paid to chief executive officers at comparable companies, and his bonus fell within the third quartile with respect to the same group. Together, base salaries and the bonus target place annual cash compensation within the third quartile of similarly situated executive officers at comparable companies. Mr. Mueller receives no additional material compensation or benefits not provided to all executives.

Are there any other compensation considerations?

The Company believes its benefit programs generally should be comparable for all employees. However, we recommend additional benefits for certain individuals from time to time if we determine that the category and amount of such benefits are reasonable and necessary to provide additional incentives to attract or retain key executives.

How does the Compensation Committee address Internal Revenue Code Section 162(m)?

Under Section 162(m) of the Internal Revenue Code of 1986, as amended, and regulations adopted under it by the Internal Revenue Service, publicly held companies may be precluded from deducting certain compensation paid to certain executive officers in excess of $1.0 million in a year. The regulations exclude from this limit performance-based compensation and stock options, provided certain requirements, such as shareholder approval, are satisfied. Exceptions to this deductibility limit may be made for various forms of "performance-based" compensation. The company believes that awards granted under the company's equity incentive plans can be excluded from the $1.0 million limit. We believe that bonuses awarded under the 2001 Incentive Bonus Plan are excluded from calculating the limit. However, the additional, discretionary bonuses granted outside of the 2001 Incentive Bonus Plan to our Chief Executive Officer and four other most highly compensated officers are included toward the limit. As a result, the $1.0 million limit on the deductibility of compensation to certain of our officers was exceeded, and the company was unable to take a tax deduction with respect to $495,133 of compensation paid to such officers. While we cannot predict how the deductibility limit may impact the company's compensation program in future years, we intend to maintain an approach to executive compensation that strongly links pay to performance.

Who prepared this report?

Members of the Compensation Committee, Adrian D.P. Bellamy, Jeanne P. Jackson and Richard T. Robertson, prepared this report.

Nominations and Corporate Governance Committee Report

Who serves on the Nominations and Corporate Governance Committee?

The Nominations and Corporate Governance Committee consisted of Michael R. Lynch and Adrian D.P. Bellamy from February 2, 2004 to May 19, 2004. Sanjiv Ahuja was elected to the Nominations and Corporate Governance Committee on May 19, 2004. From such time until the present, the Nominations and Corporate Governance Committee consisted of Mr. Lynch, Mr. Ahuja and Mr. Bellamy. Mr. Lynch serves as Chairman of the Nominations and Corporate Governance Committee. The Board has determined that each current member of the Nominations and Corporate Governance Committee is independent under the NYSE rules, as currently in effect. Each current member of the Nominations and Corporate Governance Committee is a non-employee director.

What is the role of the Nominations and Corporate Governance Committee?

Our role is detailed in the Nominations and Corporate Governance Committee Charter, which was amended and restated by the Board on March 16, 2004. The Nominations and Corporate Governance Committee Charter is available on the company's website at www.williams-sonomainc.com and was attached to last year's Proxy Statement. The Nominations and Corporate Governance Committee Charter is also available in print to any shareholder who requests it. Specifically, we:

- Periodically review and recommend to the Board suitable revisions to the corporate governance guidelines applicable to the company;
- Annually consider and review with the Board criteria for selecting new director candidates, identify individuals qualified to become Board members and periodically assist in screening and evaluating director candidates;
- Consider director nominations from shareholders; and
- Annually evaluate the performance of the company's Chief Executive Officer and oversee the evaluation of the performance of the company's management and the Board.

Does the Nominations and Corporate Governance Committee have a policy with regard to the consideration of director candidates recommended by shareholders?

We adopted a Shareholder Recommendations Policy on March 16, 2004. It is our policy to consider recommendations for candidates to the Board from shareholders holding no less than 500 shares of the company's common stock continuously for at least six months prior to the date of the submission of the recommendation.

What are the procedures to be followed by shareholders in submitting recommendations of director candidates to the Nominations and Corporate Governance Committee?

The Nominations and Corporate Governance Committee will consider suggestions from shareholders regarding possible director candidates for election at next year's Annual Meeting. A shareholder that desires to recommend a candidate for election to the Board shall direct the recommendation in writing to Williams-Sonoma, Inc., Attention: Secretary, 3250 Van Ness Avenue, San Francisco, California 94109. The recommendation must include: (i) the candidate's name, home and business contact information; (ii) detailed biographical data and qualifications of the candidate; (iii) information regarding any relationships between the candidate and the company within the last three years; (iv) evidence of the recommending person's ownership of company common stock; (v) a statement from the recommending shareholder in support of the candidate; and (vi) a written indication by the candidate of his or her willingness to serve if elected. A shareholder that desires to recommend a person directly for election to the Board at the company's Annual Meeting must also meet the deadlines and other requirements set forth in Rule 14a-8 of the Securities Exchange Act of 1934 and the company's Restated Bylaws, each of which are described in the "Shareholder Proposals" section of this Proxy Statement.

Each director nominated in this Proxy Statement was recommended for election to the Board by the Nominations and Corporate Governance Committee. The Board did not receive any notice of a director nominee recommendation from any shareholder in connection with this Proxy Statement.

What is the criteria and process of the Nominations and Corporate Governance Committee for identifying and evaluating nominees for the Board?

Our criteria and process for evaluating and identifying the candidates that we select, or recommend to the Board for selection, as director nominees are as follows:

- We regularly review the current composition and size of the Board;
- We evaluate the performance of the Board as a whole and evaluate the performance and qualifications of individual members of the Board eligible for re-election at the Annual Meeting;
- We review the qualifications of any candidates who have been properly recommended by the shareholders, as well as those candidates who have been identified by management, individual members of the Board or, if we permit, a search firm. Such review may, in our discretion, include a review solely of information provided to us or also may include discussions with persons familiar with the candidate, an interview with the candidate or other actions that we deem proper;
- In evaluating the qualifications of candidates for the Board, we consider many factors, including issues of character, judgment, independence, diversity, financial expertise, industry experience, diversity of experience, other commitments and the like. We evaluate such factors, among others, and do not assign any particular weight or priority to any of these factors. We consider each individual candidate in the context of the current perceived needs of the Board as a whole. While we have not established specific minimum qualifications for director candidates, we believe that candidates and nominees must reflect a Board that is comprised of directors (i) a majority of whom are independent, (ii) who are of high integrity, (iii) who have qualifications that will increase the overall effectiveness of the Board, and (iv) who meet other requirements as may be required by applicable rules, such as financial literacy or financial expertise with respect to Audit Committee members;
- In evaluating and identifying candidates, we have the sole authority to retain and terminate any third party search firm that is used to identify director candidates and the sole authority to approve the fees and retention terms of any search firm;
- After such review and consideration, we select, or recommend that the Board select, the slate of director nominees; and
- We endeavor to notify, or cause to be notified, all director candidates of the decision as to whether to nominate such individual for election to the Board.

There are no differences in the manner in which the Nominations and Corporate Governance Committee evaluates nominees for director based on whether the nominee is recommended by a shareholder, management or a search firm.

How did we perform our responsibilities in fiscal 2004?

The Nominations and Corporate Governance Committee held a total of three meetings during fiscal 2004. During fiscal 2004, we took the following actions, among other things:

- Reviewed and discussed with company management applicable changes in corporate governance requirements under federal and state securities laws, the Sarbanes-Oxley Act of 2002, and the NYSE listing standards, as well as the company's compliance with such requirements;
- Evaluated the composition of and recommended assignments for the committees of the Board;
- Considered and reported to the Board on the desirability of identifying additional independent Board members; and
- Considered and recommended to the Board the submission to shareholders of the director nominees described in this Proxy Statement.

Who prepared this report?

Members of the Nominations and Corporate Governance Committee, Michael R. Lynch, Sanjiv Ahuja and Adrian D.P. Bellamy, prepared this report.

Audit Committee Report

Who serves on the Audit Committee?

The Audit Committee consisted of Michael R. Lynch, Adrian D.P. Bellamy and Jeanne P. Jackson during fiscal 2004. As noted in last year's Audit Committee Report, the Board conducted a search for an additional independent director to serve on the Audit Committee who would qualify as a "financial expert" as defined by the SEC rules. This search resulted in the appointment of Adrian T. Dillon to the Board and to the Audit Committee, effective as of April 18, 2005. Mr. Dillon qualifies as a "financial expert" under the SEC rules. Mr. Lynch serves as Chairman of the Audit Committee. The Board has determined that each member of the Audit Committee is independent under the NYSE rules, as currently in effect, and Rule 10A-3 of the Securities Exchange Act of 1934. The Board has also determined that each Audit Committee member is "financially literate," as described in the NYSE rules.

What is the role of the Audit Committee?

Our role is detailed in the Audit Committee Charter, which was amended and restated by the Board of Directors on March 30, 2004. The Audit Committee Charter is available on the company's website at www.williams-sonomainc.com and was attached to last year's Proxy Statement. The Audit Committee Charter is also available in print to any shareholder who requests it. Specifically, we:

- Serve as an independent and objective party to monitor the company's financial reporting process and internal control system;
- Review and appraise the audit efforts of the company's independent registered public accounting firm and internal audit department, including obtaining and reviewing a report from the company's independent registered public accounting firm at least annually regarding the adequacy of the company's system of internal controls, among other things; and
- Provide an open avenue of communication among the independent registered public accounting firm, financial and senior management, the internal audit department and the Board.

How do we meet our responsibilities?

We perform the following functions:

- Monitor the integrity of the company's financial reports, earnings, sales and guidance press releases and other company financial information;

- Appoint and/or replace the independent registered public accounting firm, pre-approve all audit and non-audit services of the independent registered public accounting firm and assess its qualifications and independence;
- Review the performance of the company's internal audit function, the company's auditing, accounting and financial reporting procedures, and the company's independent registered public accounting firm;
- Monitor the company's compliance with legal and regulatory requirements;
- Monitor the company's system of internal controls and internal control over financial reporting; and
- Retain independent legal, accounting or other advisors when necessary and appropriate.

How did we perform our responsibilities in fiscal 2004?

The Audit Committee held a total of six meetings during fiscal 2004 and took the following actions, among other things:

- Reviewed and discussed the company's audited financial statements for fiscal 2004 with management and Deloitte;
- Reviewed and discussed the company's periodic filings on Forms 10-K and 10-Q with management and Deloitte;
- Reviewed and discussed all company earnings, sales and guidance press releases with management;
- Reviewed and discussed the company's internal control over financial reporting with management and Deloitte;
- Met with Deloitte, with and without management present, to discuss the overall quality of the internal and external audit process and the financial reporting process; and
- Discussed with Deloitte its independence from the company and management based on the following: (i) our confirmation that no member of Deloitte's audit team is or has been employed by the company in a financial reporting oversight role; and (ii) our review of audit and non-audit fees and the written disclosures and letter from Deloitte as required by Independence Standards Board Standard No. 1 ("Independence Discussions with Audit Committee"), as modified and supplemented.

What matters did we discuss with Deloitte?

During fiscal 2004, we discussed the following, among other things, with Deloitte:

- Deloitte's responsibilities in connection with the audit of the company's financial statements and matters relating to Deloitte's independence;
- The company's internal control over financial reporting;
- Any significant issues arising during the audit and any other matters relating to the conduct of the audit of the company's financial statements; and
- Matters required to be discussed pursuant to Statement on Auditing Standards No. 61 ("Communication with Audit Committees"), as modified and supplemented, including the quality of the company's accounting principles, the soundness of significant judgments and the clarity of disclosures in the company's financial statements.

What is our policy regarding pre-approval of audit and non-audit services performed by Deloitte?

All services, whether audit or non-audit services, performed by Deloitte must be pre-approved by us or a designated member of our committee, whose decisions must be reported to us at our next meeting. Pre-approval must be obtained before Deloitte performs the services but cannot be obtained more than one year before performance begins. Approval can be for general classes of permitted services such as "annual audit services" or "tax consulting services." A written engagement letter, including a description of the permitted services, the dates of the engagement and the estimated fees for such services, must be approved by the committee in accordance with these procedures before performance begins.

Did we review the fees billed by Deloitte for fiscal 2004?

Yes, we reviewed and discussed the fees billed by Deloitte for services in fiscal 2004, which are described in detail below. We determined that the provision of non-audit services was compatible with Deloitte's independence.

Did we review the company's audited financial statements for fiscal 2004?

Yes, we reviewed and discussed the company's audited financial statements for fiscal 2004, and we recommended to the Board that the company's audited financial statements be included in the company's Annual Report on Form 10-K for fiscal 2004 for filing with the SEC.

Who prepared this report?

Members of the Audit Committee at the end of fiscal 2004, Michael R. Lynch, Adrian D.P. Bellamy and Jeanne P. Jackson, prepared this report.

AUDIT AND RELATED FEES

During fiscal 2004 and 2003, Deloitte did not perform any prohibited non-audit services for us, including financial and systems design and implementation.

Audit fees

Deloitte billed approximately $874,300 for fiscal 2004 and $483,200 for fiscal 2003 for professional services to audit our consolidated financial statements included in our Annual Report on Form 10-K and to review our condensed, consolidated financial statements included in our quarterly reports on Form 10-Q. Fees for audit services billed relating to fiscal 2004 also consisted of fees for the attestation of management's assessment of internal control as required by the Sarbanes-Oxley Act of 2002, Section 404.

Audit-Related fees

Deloitte billed approximately $97,110 for fiscal 2004 and $88,490 for fiscal 2003 for audit-related services. Audit-related services included: (i) the audit of our 401(k) plan; (ii) consultation on various accounting matters; (iii) consultation on our internal controls; and (iv) assistance with our readiness under Section 404 of the Sarbanes-Oxley Act of 2002.

Tax fees

Deloitte billed a total of $418,369 for fiscal 2004 and $117,264 for fiscal 2003 for tax services. Tax services included: (i) $20,385 for fiscal 2004 and $20,070 for fiscal 2003 for tax compliance services, which included consultation for the preparation of our federal, state and local tax returns; (ii) $0 for fiscal 2004 and fiscal 2003 for tax preparation services; (iii) $328,209 for fiscal 2004 and $35,194 for fiscal 2003 for tax consulting services, which included consultation on sales taxes and enterprise zone credits for fiscal 2004 and consultation on transfer pricing and other international tax consulting for fiscal 2003; and (iv) $69,775 for fiscal 2004 and $62,000 for fiscal 2003 for tax software license fees.

In May 2004, the SEC clarified its position on the provision of services with respect to certain contingent, findings-based and value-added fee arrangements. In response to this clarification, we converted contingent fee arrangements to "time and material" fee arrangements and made a payment of $180,000 for tax services performed through 2003. This payment is included in the $328,209 described above.

All Other fees

Deloitte billed $0 for fiscal 2004 and fiscal 2003 for all other services.

CORPORATE GOVERNANCE GUIDELINES AND CORPORATE CODE OF CONDUCT

Our Corporate Governance Guidelines and our Corporate Code of Conduct, which applies to all of our employees, including our Chief Executive Officer, Chief Financial Officer and Controller, are available on our website at www.williams-sonomainc.com. Each is also available in print to any shareholder who requests it. To date, there have been no waivers that apply to our Chief Executive Officer, Chief Financial Officer, Controller or persons performing similar functions under our Corporate Code of Conduct. We intend to disclose any amendment to, or waivers of, the provisions of our Corporate Code of Conduct that affect our Chief Executive Officer, Chief Financial Officer, Controller or persons performing similar functions by posting such information on our website at www.williams-sonomainc.com.

CERTIFICATIONS

The certification of the Chief Executive Officer required by the NYSE Listing Standards, Section 303A.12(a), relating to our compliance with the NYSE Corporate Governance Listing Standards, was submitted to the NYSE on June 7, 2004. The certifications of the Chief Executive Officer and Chief Financial Officer required by the SEC in connection with our Annual Report on Form 10-K for the year ended February 1, 2004 were submitted to the SEC on April 15, 2004 with our Annual Report on Form 10-K.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During fiscal 2004, we employed Kirk Lester as a financial analyst for special projects. Kirk Lester is the son of our Chairman, W. Howard Lester. Kirk Lester earned $27,796 and received standard employee benefits for his services during the year.

Our Memphis-based distribution facilities include an operating lease entered into in July 1983 for a distribution facility in Memphis, Tennessee. The lessor is a general partnership ("Partnership 1") comprised of W. Howard Lester, Chairman of the Board of Directors and a significant shareholder, and James A. McMahan, a Director Emeritus and a significant shareholder. Partnership 1 does not have operations separate from the leasing of this distribution facility and does not have lease agreements with any unrelated third parties.

Partnership 1 financed the construction of this distribution facility through the sale of a total of $9,200,000 of industrial development bonds in 1983 and 1985. Annual principal payments and monthly interest payments are required through maturity in December 2010. The Partnership 1 industrial development bonds are collateralized by the distribution facility and the individual partners guarantee the bond repayments. As of January 30, 2005, $2,341,000 was outstanding under the Partnership 1 industrial development bonds.

The operating lease for this distribution facility requires us to pay annual rent of $618,000 plus interest on the bonds calculated at a variable rate determined monthly (2.3% in January 2005), applicable taxes, insurance and maintenance expenses. Although the current term of the lease expires in August 2005, we are obligated to renew the operating lease until these bonds are fully repaid.

Our other Memphis-based distribution facility includes an operating lease entered into in August 1990 for another distribution facility that is adjoined to the Partnership 1 facility in Memphis, Tennessee. The lessor is a general partnership ("Partnership 2") comprised of W. Howard Lester, James A. McMahan and two unrelated parties. Partnership 2 does not have operations separate from the leasing of this distribution facility and does not have lease agreements with any unrelated third parties.

Partnership 2 financed the construction of this distribution facility and related addition through the sale of a total of $24,000,000 of industrial development bonds in 1990 and 1994. Quarterly interest and annual principal payments are required through maturity in August 2015. The Partnership 2 industrial development bonds are collateralized by the distribution facility and require us to maintain certain financial covenants. As of January 30, 2005, $14,659,000 was outstanding under the Partnership 2 industrial development bonds.

The operating lease for this distribution facility requires us to pay annual rent of approximately $2,600,000, plus applicable taxes, insurance and maintenance expenses. This operating lease has a term of 15 years expiring in August 2006, with three optional five-year renewal periods. We are, however, obligated to renew the lease until the bonds are fully repaid.

As of February 1, 2004, the Company adopted Financial Accounting Standards Board Interpretation No. ("FIN") 46R, which requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. The two partnerships described above qualify as variable interest entities under FIN 46R due to their related party relationship and our obligation to renew the leases until the bonds are fully repaid. Accordingly, the two related party variable interest entity partnerships from which we lease our Memphis-based distribution facilities were consolidated by us as of February 1, 2004. As of January 30, 2005, the consolidation had resulted in increases to our consolidated balance sheet of $18,882,000 in assets (primarily buildings), $17,000,000 in long-term debt, and $1,882,000 in other long-term liabilities. Consolidation of these partnerships did not have an impact on our net income. However, the interest expense associated with the partnerships' long-term debt, shown as occupancy expense in fiscal 2003, is now recorded as interest expense. In fiscal 2004, this interest expense approximated $1,525,000.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and holders of more than 10% of our common stock to file reports regarding their ownership and changes in ownership of our stock with the SEC. Based on their filings with the SEC and information provided to us by them, we believe that during fiscal 2004, our directors, officers and more than 10% shareholders complied with all Section 16(a) filing requirements.

SECURITY OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT

This table sets forth information regarding the ownership of our common stock as of March 22, 2005, by:

- each person known to us to own more than 5% of our outstanding common stock;
- each director nominee;
- the named executive officers; and
- all current executive officers and directors as a group.

Unless otherwise noted, the persons listed below have sole voting and investment power. In addition, unless otherwise noted, the address of each shareholder noted in the following table is c/o Williams-Sonoma, Inc., 3250 Van Ness Avenue, San Francisco, California 94109. Information regarding our non-management 5% holders is derived from the most recently available 13G filings. The options to purchase our stock listed below are currently exercisable or are exercisable within 60 days of March 22, 2005.

Name and Address of Beneficial Owner	Position with Company	Amount and Nature of Beneficial Ownership	Options	Percent of Class(1)
James A. McMahan 2237 Colby Avenue Los Angeles, CA 90064	Director Emeritus	11,350,400	84,000	9.9%
W. Howard Lester	Chairman	6,984,721(2)	1,560,000	7.3
Patrick J. Connolly	Director and Executive Vice President, Chief Marketing Officer	804,197(3)	800,000	1.4
Edward A. Mueller	Director and Chief Executive Officer	—	490,000	*
Laura J. Alber	President, Pottery Barn Brands	7,959(4)	333,600	*
Sharon L. McCollam	Executive Vice President, Chief Financial Officer	3,243(5)	202,000	*
Adrian D.P. Bellamy	Director	20,568	156,000	*
Richard T. Robertson	Director	4,400(6)	92,000	*
Michael R. Lynch	Director	—	94,000	*
Jeanne P. Jackson	Director	—	26,000	*
Sanjiv Ahuja	Director	—	26,000	*
Adrian T. Dillon	Director	—	—	*
All current executive officers and directors as a group (14 persons)	—	7,825,469(7)	3,846,520	9.8%

* Less than 1%.

(1) Assumes exercise of stock options currently exercisable or exercisable within 60 days of March 22, 2005 by the named individual or entity into shares of our common stock. Based on 115,423,823 shares outstanding as of March 22, 2005.

(2) Mr. Lester owns $1,268,335 in the Williams-Sonoma, Inc. Stock Fund under our Associate Stock Incentive Plan, a 401(k) plan, as of March 22, 2005. The number of shares listed above includes 34,663 shares held in the Williams-Sonoma, Inc. Stock Fund. This number was calculated by dividing the amount owned in the Williams-Sonoma, Inc. Stock Fund by $36.59, the closing price of Williams-Sonoma, Inc. common stock on March 22, 2005. Mr. Lester is fully vested in the Williams-Sonoma, Inc. Stock Fund.

(3) Mr. Connolly owns $958,558 in the Williams-Sonoma, Inc. Stock Fund under our Associate Stock Incentive Plan, a 401(k) plan, as of March 22, 2005. The number of shares listed above includes 26,197 shares held in the Williams-Sonoma, Inc. Stock Fund. This number was calculated by dividing the amount owned in the Williams-Sonoma, Inc. Stock Fund by $36.59, the closing price of Williams-Sonoma, Inc. common stock on March 22, 2005. Mr. Connolly is fully vested in the Williams-Sonoma, Inc. Stock Fund.

(4) Ms. Alber owns $218,029 in the Williams-Sonoma, Inc. Stock Fund under our Associate Stock Incentive Plan, a 401(k) plan, as of March 22, 2005. The number of shares listed above includes 5,959 shares held in the Williams-Sonoma, Inc. Stock Fund. This number was calculated by dividing the amount owned in the Williams-Sonoma, Inc. Stock Fund by $36.59, the closing price of Williams-Sonoma, Inc. common stock on March 22, 2005. Ms. Alber is fully vested in the Williams-Sonoma, Inc. Stock Fund.

(5) Ms. McCollam owns $104,028 in the Williams-Sonoma, Inc. Stock Fund under our Associate Stock Incentive Plan, a 401(k) plan, as of March 22, 2005. The number of shares listed above includes 2,843 shares held in the Williams-Sonoma, Inc. Stock Fund. This number was calculated by dividing the amount owned in the Williams-Sonoma, Inc. Stock Fund by $36.59, the closing price of Williams-Sonoma, Inc. common stock on March 22, 2005. Ms. McCollam is fully vested in the Williams-Sonoma, Inc. Stock Fund.

(6) Includes 4,400 shares owned by Mr. Robertson's wife.

(7) The directors and officers as a group own $2,562,891 in the Williams-Sonoma, Inc. Stock Fund under our Associate Stock Incentive Plan, a 401(k) plan, as of March 22, 2005. The number of shares listed above includes 70,043 shares held in the Williams-Sonoma, Inc. Stock Fund. This number was calculated by dividing the amount owned in the Williams-Sonoma, Inc. Stock Fund by $36.59, the closing price of Williams-Sonoma, Inc. common stock on March 22, 2005. Of the 70,043 shares, 107 are unvested and will fully vest by June 4, 2008.

Proxy

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information regarding securities authorized for issuance under our equity compensation plans as of January 30, 2005:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders(1)	9,630,214	$19.45	3,851,191
Equity compensation plans not approved by security holders(2)	1,470,213	16.65	453,231
Total	11,100,427	19.08	4,304,422

(1) This reflects our 1993 Stock Option Plan and 2001 Long-Term Incentive Plan.
(2) This reflects our 2000 Nonqualified Stock Option Plan.

2000 Nonqualified Stock Option Plan

In July 2000, our Compensation Committee approved the 2000 Nonqualified Stock Option Plan, or the 2000 Plan. The 2000 Plan provides for the grant of nonqualified stock options to employees who are not officers or members of our Board, and persons who have accepted employment and actually become employees within 120 days of such acceptance. The plan administrator determines when options granted under the 2000 Plan may be exercised, except that no options may be exercised less than six months after grant, except in the case of the death or disability of the optionee. Options granted under the 2000 Plan have an exercise price equal to 100% of the fair market value of the shares underlying the option on the date of grant. The 2000 Plan permits options to be exercised with cash, check, certain other shares of our common stock, consideration received by us under "cashless exercise" programs or, if permitted by the plan administrator, promissory notes. In the event that we dissolve, liquidate, reorganize, merge or consolidate with one or more corporations as a result of which we are not the surviving corporation, or we sell substantially all of our assets or more than 80% of our then-outstanding stock, the 2000 Plan provides that the plan administrator will provide for one or more of the following: (i) each outstanding option will fully vest and become exercisable; (ii) the successor will assume or substitute for the options; (iii) the 2000 Plan will continue; or (iv) each outstanding option will be exchanged for a payment in cash or shares equal to the excess of the fair market value of our common stock over the exercise price. There are 3,000,000 shares of common stock reserved under the 2000 Plan, and 453,231 shares remain available for future issuance.

SHAREHOLDER PROPOSALS

How can shareholders submit a proposal for inclusion in our Proxy Statement for the 2006 Annual Meeting?

To be included in our Proxy Statement for the 2006 Annual Meeting, shareholder proposals must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934 and be received by our Secretary at our principal executive offices no later than December 21, 2005.

How can shareholders submit proposals to be raised at the 2006 Annual Meeting that will not be included in our Proxy Statement for the 2006 Annual Meeting?

To be raised at the 2006 Annual Meeting, shareholder proposals must comply with our Restated Bylaws. Under our Restated Bylaws, a shareholder must give advance notice to our Secretary of any business, including nominations of directors for our Board, that the shareholder wishes to raise at our Annual Meeting. To be timely, the notice must be received by our Secretary not less than 45 days or more than 75 days prior to the first anniversary of the date of the mailing of proxy materials for the preceding year's Annual Meeting. Since this Proxy Statement is being mailed to you on or about April 20, 2005, shareholder proposals must be received by our Secretary at our principal executive offices between February 4, 2006 and March 6, 2006, in order to be raised at our 2006 Annual Meeting.

What if the date of the 2006 Annual Meeting changes by more than 30 days from the anniversary of this year's Annual Meeting?

Under Rule 14a-8 of the Securities Exchange Act of 1934, if the date of the 2006 Annual Meeting changes by more than 30 days from the anniversary of this year's Annual Meeting, shareholder proposals must be received by us within a reasonable time before our solicitation is made to be included in our Proxy Statement.

Under our Restated Bylaws, if the date of the 2006 Annual Meeting changes by more than 30 days from the anniversary of this year's Annual Meeting, shareholder proposals to be brought before the 2006 Annual Meeting must be delivered not later than the close of business on the later of the 90th day prior to the 2006 Annual Meeting and the 10th day following the day on which public announcement of the date of such meeting is first made by us.

What if the number of directors to be elected to our Board is increased?

In the event that the number of directors to be elected to our Board is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board at least 55 days prior to the anniversary date of this year's Annual Meeting, or March 24, 2006, a notice shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered no later than the close of business on the 10th day following the day on which we first make such public announcement.

Does a shareholder proposal require specific information?

With respect to a shareholder's nomination of a candidate for our Board, the shareholder notice to the Secretary must contain certain information as set forth in our Restated Bylaws and our Nominations and Corporate Governance Committee Report about both the nominee and the shareholder making the nomination. With respect to any other business that the shareholder proposes, the shareholder notice must contain a brief description of such business and the reasons for conducting such business at the meeting, as well as certain other information as set forth in our Restated Bylaws.

What happens if we receive a shareholder proposal that is not in compliance with the time frames described above?

If we receive notice of a matter to come before the 2006 Annual Meeting that is not in accordance with the deadlines described above, we will use our discretion in determining whether or not to bring such matter before the Annual Meeting. If such matter is brought before the Annual Meeting, then our proxy card for such meeting will confer upon our proxy holders discretionary authority to vote on such matter.

Where should shareholder proposals be sent?

Shareholder proposals should be sent to: Secretary, Williams-Sonoma, Inc., 3250 Van Ness Avenue, San Francisco, California 94109.

PERFORMANCE GRAPH

This graph compares the cumulative total shareholder return for our common stock with those for the CRSP Index for the NYSE and the CRSP Index for the NASDAQ Retail Trade Stocks, our peer index group. Our peer group includes over 150 companies. The cumulative total return listed below assumed an initial investment of $100 and reinvestment of dividends. The graph shows historical stock price performance, including reinvestment of dividends, and is not necessarily indicative of future performance.

**Comparison of Five-Year Cumulative Total Returns of Williams-Sonoma, Inc.
CRSP* Index for the NYSE (U.S. Companies) and
CRSP Index for NASDAQ Retail Trade Stocks**



$250
$240
$230
$220
$210
$200
$190
$180
$170
$160
$150
$140
$130
$120
$110
$100
$90
$80
$70
$60
$50
01/28/2000
01/26/2001
02/01/2002
01/31/2003
01/30/2004
01/28/2005
219.2
130.8
118.0

- ■ Williams-Sonoma, Inc.
- ★ NYSE (U.S. Companies)
- ▲ NASDAQ Retail Trade Stocks

	1/30/00	1/28/01	2/03/02	2/02/03	2/01/04	1/30/05
Williams-Sonoma, Inc.	100.0	80.8	142.2	150.3	203.9	219.2
NYSE Stock Market	100.0	110.6	100.3	81.7	109.4	118.0
NASDAQ Retail Trade	100.0	73.2	91.6	74.5	109.3	130.8

Notes:

A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.
B. The indices are re-weighted daily, using the market capitalization on the previous trading day.
C. If the monthly interval, based on the fiscal year-end, is not a trading day, the preceding trading day is used.
D. The index level for all series was set to $100.00 on 1/30/00.

* Center for Research in Security Prices, University of Chicago Graduate School of Business.

AVAILABILITY OF ANNUAL REPORT ON FORM 10-K

A copy of our Annual Report on Form 10-K, including the financial statements for fiscal 2004 as filed with the SEC, is available at our website at www.williams-sonomainc.com and upon written request and without charge to any shareholder by writing to: Secretary, Williams-Sonoma, Inc., 3250 Van Ness Avenue, San Francisco, California 94109.

San Francisco, California
April 20, 2005

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EXHIBIT A

WILLIAMS-SONOMA, INC.
2001 INCENTIVE BONUS PLAN

as amended and restated

1. **Adoption, Name and Effective Date.** The Williams-Sonoma, Inc. (the "Company") 2001 Incentive Bonus Plan (this "Plan") was originally effective as of January 24, 2001, and first applied for the Company's fiscal year ending February 3, 2002. This amendment and restatement of this Plan first becomes effective as of January 25, 2006.

2. **Purpose.** The purpose of this Plan is to provide additional compensation as an incentive to executive officers to attain certain specified performance objectives of the Company and to help ensure the continued availability of their full-time or part-time services to the Company and its subsidiary and affiliated corporations. This Plan is also intended to qualify as a "performance-based" plan as described in Section 162(m)(4)(C) of the Internal Revenue Code of 1986, as amended (including regulations promulgated thereunder from time to time, the "Code"), and thereby help secure the full deductibility for federal income tax purposes of Plan bonus compensation paid to persons who are "executive officers" of the Company, as such term is defined in Rule 3b-7 under the Securities Exchange Act of 1934, as amended (or any successor rule or regulation), or who are "covered employees" of the Company or its subsidiary or affiliated corporations under Code Section 162(m)(3).

3. **Administrative Committee.** This Plan will be administered by a committee (the "Committee") of the Company's Board of Directors (the "Board"), consisting entirely of two or more persons who are "outside directors" within the meaning of Section 162(m) of the Code. The Committee is hereby vested with full powers of administration, subject only to the provisions set forth herein.

The Committee shall hold its meetings at such times and places as it may determine, shall keep minutes of its meetings and shall adopt, amend or revoke such rules and procedures as it deems proper for the administration of this Plan; provided, however, that it shall take action only upon the agreement of a majority of the whole Committee. Any action that the Committee takes through a written instrument signed by a majority of its members shall be effective as though it had been taken at a meeting duly called and held. The Committee shall report all actions taken by it to the Board.

The Committee shall have the full and final discretion and authority, subject to the provisions of this Plan, to grant awards pursuant to this Plan, to construe and interpret this Plan and to make all other determinations and take all other actions, which it deems necessary or appropriate for the proper administration of this Plan. All such interpretations, actions and determinations shall be conclusively binding for all purposes and upon all persons.

4. **Eligibility.** For each Company fiscal year, the participants entitled to share in the benefits of this Plan are persons (collectively, "executives" or "participants") who are "executive officers" of the Company, as such term is defined in Rule 3b-7 under the Securities Exchange Act of 1934, as amended (or any successor rule or regulation), or who are "covered employees" of the Company or its subsidiary or affiliated corporations under Section 162(m)(3) of the Code (collectively, the "Covered Employees"). Except as provided in Section 6.4, an executive whose employment or service relationship with the Company is terminated for any reason prior to the end of any award period will not be entitled to participate in this Plan or receive any benefits with respect to any later fiscal year, unless he or she again becomes eligible to participate in this Plan under the first sentence of this Section 4.

5. **Determination of Awards; Award Limits.**

5.1 **Performance Measures for Determination of Awards.** The Committee in its discretion shall establish, for each participant in this Plan and for each performance award period, a performance award opportunity based upon the achievement of a specified goal relating to the following measures (singly or in combination): annual revenue; earnings per share; earnings per share prior to accounting for payment of annual bonuses (including annual bonuses paid outside of this Plan); earnings before interest, taxes, depreciation and amortization; before-tax or after-tax net profits; cash position; operating cash flow; return on assets; return on equity; return on sales or total shareholder return. The Committee may establish the goal (except with respect to total shareholder return) relating to Company performance or to the performance of a business unit, product lines or specific markets. The Committee shall appropriately adjust any evaluation of performance under a performance goal to exclude (i) any extraordinary non-recurring items as described in Accounting Principles Board Opinion No. 30 and/or in management's discussion and analysis of financial conditions and results of operations appearing in the Company's annual report to shareholders for the applicable year, or (ii) the effect of any changes in accounting principles affecting the Company's or a business units' reported results.

5.2 **Award Limits.** The maximum award under this Plan for each award period to any participant shall not exceed the lesser of (i) $3,000,000 or (ii) 300% of such participant's annual base salary in effect on the first day of the first fiscal year of such award period, multiplied by the number of complete or partial fiscal years in such award period. Each performance goal established under this Plan shall be established by the Committee not later than the earlier of the date which is 90 days after the first day of the performance award period, or the date on which 25% of the award period has elapsed.

5.3 **Determination of Amount of Individual Awards.** For each award period, each participant who is or may be a Covered Employee for such award period shall receive an award equal to the specific amount (subject to decrease as provided in this Section 5.3) determined strictly under the performance goals established pursuant to Section 5.1. The Committee shall not have the discretion to increase, but shall have the discretion to decrease, any award determined in accordance with this Plan. The reduction in any participant's award for any award period as a result of the Committee's exercise of such discretion shall not increase the amount of an award to any other participant (through reallocation of unutilized awards or otherwise) with respect to such award period.

6. **Award Periods; Payment of Awards.**

6.1 **Award Periods.** All awards shall be made on the basis of an award period, which shall consist of one or more fiscal years of the Company, or one or more quarters thereof. The award period may be different for different awards.

6.2 **Committee Certifications.** As a condition precedent to the payment of any award, the Committee shall certify, following the end of the award period, that the objective performance goal for the award has been satisfied. The Committee shall make such determination by means of a written resolution or certification of the Committee that is maintained in the minute book of the Company.

6.3 **Payment of Awards.** Awards under this Plan will be paid in cash, reasonably promptly following the conclusion of the award period and the certification of the Committee as set forth in Section 6.2, but in no event later than three months after the conclusion of the fiscal year of the Company in which or with which the award period ends. All awards under this Plan will be subject to withholding for applicable employment and income taxes.

6.4 **Termination of Employment.** An award that would otherwise be payable to a participant who is not employed by the Company on the last day of an award period will not be paid (or will not be granted, as the case may be), except that, on the grant of an award, the Committee may specify that the award will be paid (or will be granted, as the case may be) in full or on a prorated basis in the event that, before the end of such award period, the participant dies, becomes "disabled," retires in accordance with the Company's policies, is involuntarily terminated by the Company without "cause," or voluntarily terminates his or her employment with the Company for "good reason," or if a "change in control" of the Company occurs. For purposes of this Section 6.4, the terms "cause," "good reason," and "change in control" shall be as defined in the participant's employment agreement with the Company, or, if not so defined, shall be defined in writing by the Committee at the time of the grant of the award. In the event that an award is paid pursuant to this Section 6.4, then the award shall not constitute performance-based compensation under Code Section 162(m).

7. **Nonassignment.** The interest of any participant in this Plan is not assignable either by voluntary or involuntary assignment or operation of law (except that, in the event of death, earned and unpaid amounts shall be payable to the legal successor of a participant).

8. **Indemnification.** No employee, member of the Committee or director of the Company will have any liability for any decision or action if made or done in good faith, nor for any error or miscalculation unless such error or miscalculation is the result of his or her fraud or deliberate disregard of any provisions of this Plan. The Company will indemnify each director, member of the Committee and any employee acting in good faith pursuant to the Plan against any loss or expense arising therefrom.

9. **Amendment, Suspension or Termination.** The Board may from time to time amend, suspend or terminate, in whole or in part, any or all the provisions of this Plan; provided, however, that no such action shall adversely affect the right of any participant with respect to any award of which he or she may have become entitled to payment hereunder prior to the effective date of such amendment, suspension or termination. In particular, but without limitation, the Board shall have the authority to amend or modify this Plan from time to time in order to reflect amendments to or regulations promulgated under Section 162(m) of the Code. Notwithstanding the foregoing, in the event that any amendment or other modification of or to this Plan raises the limits set forth in Section 5.2 or requires stockholder approval in order to continue the compliance of this Plan as a "performance-based" plan under Section 162(m) of the Code, such amendment or modification shall be contingent on the receipt of stockholder approval.

10. **Limitations; Participation in Other Plans.** This Plan is not to be construed as constituting a contract of employment or for services. Nothing contained herein will affect or impair the Company's right to terminate the employment or other contract for services of a participant hereunder, with or without cause or notice, or entitle a participant to receive any particular level of compensation. The Company's obligation hereunder to make awards merely constitutes the unsecured promise of the Company to make such awards from its general assets, and no participant hereunder will have any interest in, or a lien or prior claim upon, any property of the Company. Nothing herein nor the participation by any participant shall limit the ability of such participant to participate in any other compensatory plan or arrangement of the Company, or to receive a bonus from the Company other than under this Plan.

11. **Governing Law.** The terms of this Plan will be governed by and construed in accordance with the laws of the State of California, without regard to principles of conflict of laws.

12. **Term.** This Plan shall continue in place until the fifth anniversary of the effective date of the amendment and restatement of the Plan, which date shall be January 25, 2011, unless earlier terminated by the Board as provided in Section 9 or re-approved by the Company's shareholders at or before such meeting. No awards shall be paid under this Plan unless and until the material terms (within the meaning of Section 162(m)(4)(C) of the Code) of this Plan are disclosed to the Company's shareholders and are approved by the shareholders by a majority of votes cast in person or by proxy.

Exhibits

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Directors and Executive Officers

W. Howard Lester
Chairman of the Board of Directors

Edward A. Mueller
Director and Chief Executive Officer

Sanjiv Ahuja
Director
Chief Executive Officer, Orange SA

Adrian D.P. Bellamy
Director
Executive Chairman and Director of The Body Shop International PLC and Chairman and Director of Reckitt Benckiser PLC

Patrick J. Connolly
Director and Executive Vice President, Chief Marketing Officer

Adrian T. Dillon
Director
Executive Vice President and Chief Financial Officer, Finance and Administration, Agilent Technologies, Inc.

Jeanne P. Jackson
Director
Founding Partner, MSP Capital

Michael R. Lynch
Director
GSC Partners

Richard T. Robertson
Director
President, Warner Bros. Domestic Television Distribution

Laura J. Alber
President, Pottery Barn Brands

David M. DeMattei
President, Emerging Brands

Seth R. Jaffe
Senior Vice President, General Counsel and Secretary

Sharon L. McCollam
Executive Vice President, Chief Financial Officer

Vivian M. Stephenson
Chief Operating Officer

Directors Emeritus

Charles E. Williams
Founder and Director Emeritus

James A. McMahan
Director Emeritus

Corporate Information

Corporate Headquarters
Williams-Sonoma, Inc.
3250 Van Ness Avenue
San Francisco, CA 94109

Stock Exchange Listing
New York Stock Exchange
Symbol: WSM

Corporate Website
www.williams-sonomainc.com

Shareholder/Investor Information
www.williams-sonomainc.com/inv

Annual Meeting
The annual meeting of shareholders of Williams-Sonoma, Inc. will be held Wednesday, May 18, 2005, starting at 9:00 a.m. Pacific Daylight Time at Williams-Sonoma, Inc.
3250 Van Ness Avenue
San Francisco, CA 94109

Transfer Agent
Wells Fargo Shareowner Services
P.O. Box 64854
St. Paul, MN 55164
Telephone: 800-468-9716
www.wellsfargo.com/shareownerservices

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105

Outside Corporate Counsel
Wilson Sonsini Goodrich & Rosati Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304

Trademarks
hold everything, Pottery Barn, pottery barn kids, PBteen, west elm, Williams-Sonoma and Williams-Sonoma Home are trademarks of Williams-Sonoma, Inc.

Directors and Executive Officers

W. Howard Lester
Chairman of the Board of Directors

Edward A. Mueller
Director and Chief Executive Officer

Sanjiv Ahuja
Director
Chief Executive Officer, Orange SA

Adrian D.P. Bellamy
Director
Executive Chairman and Director of The Body Shop International PLC and Chairman and Director of Reckitt Benckiser PLC

Patrick J. Connolly
Director and Executive Vice President, Chief Marketing Officer

Adrian T. Dillon
Director
Executive Vice President and Chief Financial Officer, Finance and Administration, Agilent Technologies, Inc.

Jeanne P. Jackson
Director
Founding Partner, MSP Capital

Michael R. Lynch
Director
GSC Partners

Richard T. Robertson
Director
President, Warner Bros. Domestic Television Distribution

Laura J. Alber
President, Pottery Barn Brands

David M. DeMattei
President, Emerging Brands

Seth R. Jaffe
Senior Vice President, General Counsel and Secretary

Sharon L. McCollam
Executive Vice President, Chief Financial Officer

Vivian M. Stephenson
Chief Operating Officer

Directors Emeritus

Charles E. Williams
Founder and Director Emeritus

James A. McMahan
Director Emeritus

Corporate Information

Corporate Headquarters
Williams-Sonoma, Inc.
3250 Van Ness Avenue
San Francisco, CA 94109

Stock Exchange Listing
New York Stock Exchange
Symbol: WSM

Corporate Website
www.williams-sonomainc.com

Shareholder/Investor Information
www.williams-sonomainc.com/inv

Annual Meeting
The annual meeting of shareholders of Williams-Sonoma, Inc. will be held Wednesday, May 18, 2005, starting at 9:00 a.m. Pacific Daylight Time at Williams-Sonoma, Inc.
3250 Van Ness Avenue
San Francisco, CA 94109

Transfer Agent
Wells Fargo Shareowner Services
P.O. Box 64854
St. Paul, MN 55164
Telephone: 800-468-9716
www.wellsfargo.com/shareownerservices

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105

Outside Corporate Counsel
Wilson Sonsini Goodrich & Rosati Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304

Trademarks
hold everything, Pottery Barn, pottery barn kids, PBteen, west elm, Williams-Sonoma and Williams-Sonoma Home are trademarks of Williams-Sonoma, Inc.